                                                    Registration Nos. 333-72632
                                                                       811-5166
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               -----------------
                                   FORM N-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               -----------------

                         PRE-EFFECTIVE AMENDMENT NO. 2

                         POST-EFFECTIVE AMENDMENT NO.

                                    and/or

                       REGISTRATION STATEMENT UNDER THE
                        INVESTMENT COMPANY ACT OF 1940

                               AMENDMENT NO.
                       (Check appropriate box or boxes.)
                               -----------------
                        MONY America Variable Account A
                          (Exact Name of Registrant)

                          MONY LIFE INSURANCE COMPANY
                                  OF AMERICA
                              (Name of Depositor)

                                 1740 Broadway
                           New York, New York 10019
        (Address of Depositor's Principal Executive Offices) (Zip Code)
       Depositor's Telephone Number, including Area Code (212) 708-2000

                            Haroula K. Ballas, Esq.
                             Counsel -- Operations
                          MONY Life Insurance Company
                                 1740 Broadway
                           New York, New York 10019
                    (Name and Address of Agent for Service)
                               -----------------
   Approximate date of proposed public offering: It is proposed that this filing will become effective: (check appropriate box)
      [_] immediately upon filing pursuant to paragraph (b)
      [_] on         pursuant to paragraph (b)
      [_] 60 days after filing pursuant to paragraph (a)(1)
      [_] on         pursuant to paragraph (a)(1) of rule 485.

   If appropriate, check the following box:
      [_]this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

   TITLE OF SECURITIES BEING REGISTERED: Flexible Payment Variable Annuity Contracts

   Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   STATEMENT PURSUANT TO RULE 24f-2

   The Registrant registers an indefinite number or amount of its flexible payment variable annuity contracts under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940.

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                             CROSS REFERENCE SHEET

                            (required by Rule 495)

                                    PART A

Item
No.                                                                 Location
---                                                    ----------------------------------
1.   Cover Page                                        Cover Page
2.   Definitions                                       Definitions
3.   Synopsis                                          Summary
4.   Condensed Financial Information                   Condensed Financial Information
5.   General Description of Registrant, Depositor,     MONY Life Insurance Company of
     and Portfolio Companies                           America; MONY America Variable
                                                       Account A; The Funds; Charges and
                                                       Deductions
6.   Deductions and Expenses                           Charges and Deductions
7.   General Description of Variable Annuity Contracts Payment and Allocation of Purchase
                                                       Payments; Other Provisions
8.   Annuity Period                                    Annuity Provisions
9.   Death Benefit                                     Death Benefit; Annuity Provisions
10.  Purchases and Contract Value                      Payment and Allocation of Purchase
                                                       Payments
11.  Redemptions                                       Surrenders
12.  Taxes                                             Federal Tax Status
13.  Legal Proceedings                                 Legal Proceedings
14.  Table of Contents of Statement of Additional      Table of Contents of Statement of
     Information                                       Additional Information
                                         PART B
                Information Required in a Statement of Additional Information
15.  Cover Page                                        Cover Page
16.  Table of Contents                                 Table of Contents
17.  General Information and History                   MONY Life Insurance Company of
                                                       America
18.  Services                                          Not Applicable
19.  Purchase of Securities Being Offered              Not Applicable
20.  Underwriters                                      Prospectus -- MONY Life Insurance
                                                       Company of America
21.  Calculation of Performance Data                   Performance Data
22.  Annuity Payments                                  Not Applicable
23.  Financial Statements                              Financial Statements
                                         PART C
     Information related to the following Items is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.
24.  Financial Statements and Exhibits
25.  Directors and Officers of the Depositor
26.  Persons Controlled by or Under Common Control with the Depositor or Registrant
27.  Number of Contractowners
28.  Indemnification
29.  Principal Underwriters
30.  Location of Accounts and Records
31.  Management Services
32.  Undertakings

                                  Prospectus

                            Dated January 15, 2002


             Individual Flexible Payment Variable Annuity Contract

                                   Issued By

                        MONY America Variable Account A
                    MONY Life Insurance Company of America

   MONY Life Insurance Company of America (the "Company") issues the flexible payment variable annuity contract described in this prospectus. Among the contract's many terms are:

Allocation of Purchase Payments and Fund Value

 . You can tell us what to do with your purchase payments. You can also tell us what to do with the fund value your contract may create for you resulting from those purchase payments.

 . You can tell us to place them into a separate account. That separate account is called MONY America Variable Account A.

 . If you do, you can also tell us to place your purchase payments and fund values into any of the 35 different subaccounts. Each of these subaccounts seeks to achieve a different investment objective. The subaccounts invest in shares of the following portfolios of The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust and The Universal Institutional Funds, Inc. (the "Funds").

 . The Alger American Fund

   . Alger American Balanced Portfolio, Alger American MidCap Growth Portfolio

 . Enterprise Accumulation Trust

   . Equity Income Portfolio, Global Socially Responsive Portfolio, Growth
     Portfolio, Growth and Income Portfolio, Managed Portfolio, Multi-Cap Growth Portfolio, Small Company Growth Portfolio, Small Company Value Portfolio, Total Return Portfolio

 . INVESCO Variable Investment Funds, Inc.

   . INVESCO VIF--Financial Services Fund, INVESCO VIF--Health Sciences Fund,
     INVESCO VIF--Telecommunications Fund

 . Janus Aspen Series

   . Capital Appreciation Portfolio, Flexible Income Portfolio, International
     Growth Portfolio

 . Lord Abbett Series Fund

   . Bond-Debenture Portfolio, Growth and Income Portfolio, Mid-Cap Value
     Portfolio

 . MFS(R) Variable Insurance Trust/SM/

   . MFS Mid Cap Growth Series, MFS New Discovery Series, MFS Total Return
     Series, MFS Utilities Series

 . MONY Series Fund, Inc.

   . Government Securities Portfolio, Long Term Bond Portfolio, Money Market
     Portfolio

 . PBHG Insurance Series Fund

   . PBHG Mid-Cap Value Portfolio, PBHG Select Value Portfolio

 . PIMCO Variable Insurance Trust

   . Global Bond Portfolio, Real Return Bond Portfolio, StocksPLUS Growth and
     Income Portfolio

 . The Universal Institutional Funds, Inc.

   . Emerging Markets Equity Portfolio, Global Value Equity Portfolio, U.S.
     Real Estate Portfolio

 . You can tell us to place some or all of your purchase payments and fund values into our Guaranteed Interest Account with Market Value Adjustment. Our account will pay you a guaranteed interest rate annually, and we will guarantee that those purchase payments and fund values will not lose any value, so long as you leave the purchase payments and fund values in the Account. Purchase payments and fund values you place into the Guaranteed Interest Account with Market Value Adjustment become part of our assets.

Living Benefits

 . Annuity Benefits

 . This contract is designed to pay to you the fund value in periodic installments.

 . Fund Value Benefits

 . You may ask for some or all of the contract's fund value at any time. If you do, we may deduct a surrender charge.

 . Loans

 . You may borrow up to 50% of the fund value of the contract if you are a qualified retirement plan. You will have to pay interest to us on the amount borrowed.

Death Benefit

 . We will pay a death benefit to your beneficiary upon the death of the person you name as annuitant before the annuity starting date.

Fees and Charges

 . The contract allows us to deduct certain charges from the fund value. These charges are detailed in this prospectus.

For Contract Owner inquiries, write or call:

      MONY Life Insurance Company of America
      Policyholder Services -- Variable Annuity Department
      P.O. Box 4720
      Syracuse, New York 13221
      1-800-487-6669

Statement of Additional Information


A Statement of Additional Information dated January 15, 2002 containing additional information about the Contract is incorporated herein by reference. It has been filed with the Securities and Exchange Commission and is available from the Company without charge upon written request to the address shown on the request form on page 61 of this prospectus or by telephoning
1-800-487-6669. The Table of Contents of the Statement of Additional Information can be found on page 61 of this prospectus.


This prospectus is not an offer to sell or a solicitation of an offer to buy the Contracts in any jurisdiction where such may not be lawfully made.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense. This prospectus contains basic information that you should know before investing. It comes with prospectuses for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, The Universal Institutional Funds, Inc. and Guaranteed Interest Account with Market Value Adjustment. You should read these prospectuses carefully and keep them for future reference.

                    MONY Life Insurance Company of America
                    1740 Broadway, New York, New York 10019
                                1-800-487-6669

                               Table of Contents

                                                                           Page
                                                                           ----
Summary of the Contract...................................................   1
 Definitions..............................................................   1
 Purpose of the Contract..................................................   1
 Purchase Payments and Fund Values........................................   1
 MONY America Variable Account A..........................................   2
 Guaranteed Interest Account with Market Value Adjustment.................   2
 Market Value Adjustment..................................................   2
 Benefit Option Packages..................................................   3
 Minimum Purchase Payments................................................   4
 Transfer of Fund Values..................................................   4
 Loans....................................................................   4
 Surrenders...............................................................   5
 Charges and Deductions...................................................   5
 Right to Return Contract Provision.......................................   5
 Death Benefit............................................................   5
Detailed Information About the Company and MONY America Variable Account A  17
 MONY Life Insurance Company of America...................................  17
 MONY America Variable Account A..........................................  17
The Funds.................................................................  23
 The Alger American Fund..................................................  23
 Enterprise Accumulation Trust............................................  24
 INVESCO Variable Investment Funds, Inc...................................  25
 Janus Aspen Series.......................................................  26
 Lord Abbett Series Fund..................................................  26
 MFS(R) Variable Insurance Trust/SM/......................................  26
 MONY Series Fund, Inc....................................................  27
 PBHG Insurance Series Fund...............................................  27
 PIMCO Variable Insurance Trust...........................................  28
 The Universal Institutional Funds, Inc...................................  28
 Purchase of Portfolio Shares by MONY America Variable Account A..........  29
 Guaranteed Interest Account..............................................  29
Detailed Information About the Contract...................................  31
 Payment and Allocation of Purchase Payments..............................  31
 Termination of the Contract..............................................  36
Surrenders................................................................  37
Loans.....................................................................  38
Death Benefit.............................................................  39
 Death Benefit Provided by the Contract...................................  39
 Earnings Increase Death Benefit..........................................  41
 Election and Effective Date of Election..................................  41
 Payment of Death Benefit.................................................  42
Charges and Deductions....................................................  43
 Deductions from Purchase Payments........................................  44
 Charges Against Fund Value...............................................  44
 Deductions from Fund Value...............................................  45
Annuity Provisions........................................................  48
 Annuity Payments.........................................................  48
 Guaranteed Minimum Annuity Payments......................................  49
 Election and Change of Settlement Option.................................  50
 Settlement Options.......................................................  50

                                                         Page
                                                         ----
 Frequency of Annuity Payments..........................  51
 Additional Provisions..................................  51
Other Provisions........................................  52
 Ownership..............................................  52
 Provision Required by Section 72(s) of the Code........  52
 Provision Required by Section 401(a)(9) of the Code....  53
 Secondary Annuitant....................................  53
 Assignment.............................................  54
 Change of Beneficiary..................................  54
 Substitution of Securities.............................  54
 Modification of the Contract...........................  55
 Change in Operation of MONY America Variable Account A.  55
Voting Rights...........................................  55
Distribution of the Contracts...........................  56
Federal Tax Status......................................  57
 Introduction...........................................  57
 Tax Treatment of the Company...........................  57
 Taxation of Annuities in General.......................  57
 Retirement Plans.......................................  58
Performance Data........................................  59
Additional Information..................................  60
Legal Proceedings.......................................  60
Financial Statements....................................  60
Table of Contents of Statement of Additional Information  61

                            Summary of the Contract

   This summary provides you with a brief overview of the more important aspects of your Contract. It is not intended to be complete. More detailed information is contained in this prospectus on the pages following this summary and in your contract. This summary and the entire prospectus will describe the part of the contract involving MONY America Variable Account A. The prospectus also briefly will describe the Guaranteed Interest Account with Market Value Adjustment and the portfolios offered by The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, and The Universal Institutional Funds, Inc. More detailed information about the Guaranteed Interest Account with Market Value Adjustment is contained in the prospectus attached to this prospectus and in your contract. More detailed information about the portfolios offered by the Funds is contained in the prospectus attached to this prospectus.

                                  Definitions

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This prospectus contains some specialized terms. We have defined specialized terms on the pagewhere they first appear. The definitions will appear on the page in a box like this one.
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Purpose of the Contract

   The Contract is an Individual Flexible Payment Variable Annuity Contract (the "Contract" or "Contracts").

   The Contract is designed to allow an owner to make purchase payments to the Company under the Contract. Those purchase payments are allocated at the owner's choice among the subaccounts of MONY America Variable Account A and the Guaranteed Interest Account with Market Value Adjustment. Those purchase payments can accumulate for a period of time and create fund values for the owner. The owner can choose the length of time that such purchase payments may accumulate. The owner may choose at some point in the future to receive annuity benefits based upon those accumulated fund values.

   An owner may use the Contract's design to accumulate fund values for various purposes including retirement or to supplement other retirement programs. Some of these retirement programs (the "Qualified Plans") may qualify for federal income tax advantages available under Sections 401, 403 (other than Section 403(b)), 408, 408A and 457 of the Internal Revenue Code (the "Code").

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Qualified Plans -- Retirement plans that receive favorable tax treatment under Section 401, 403, 408 or457 of the Internal Revenue Code.

Qualified Contracts -- Contracts issued under Qualified Plans.
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   The Contract is also designed to allow the owner to request payments of part or all of the accumulated fund values before the owner begins to receive annuity benefits. This payment may result in the imposition of a surrender charge and a market value adjustment. The market value adjustment will not apply to contracts issued in certain states. This payment may also be subject to income and other taxes.

Purchase Payments and Fund Values

   The purchase payments you make for the Contract are received by the Company. Currently those purchase payments are not subject to taxes imposed by the United States Government or any state or local government.

   You may allocate your purchase payments to one or more of the subaccounts of MONY America Variable Account A that are available under the Contract and/or to the Guaranteed Interest Account with Market Value

Adjustment. The purchase payments you allocate among the various subaccounts of MONY America Variable Account A may increase or decrease in value on any day depending on the investment experience of the subaccounts you select. There is no guarantee that the value of the purchase payments you allocate to any of the subaccounts of MONY America Variable Account A will increase or that the purchase payments you make will not lose value.

   Purchase payments you allocate to the Guaranteed Interest Account will be credited with interest at a rate determined by the Company. That rate will not be less than 3.5%.

MONY America Variable Account A

   MONY America Variable Account A is a separate investment account of MONY Life Insurance Company of America (the "Company"). MONY America Variable Account A's assets are owned by the Company, but are not chargeable with liabilities arising from any other business the Company conducts.

   The subaccounts of MONY America Variable Account A invest in shares of the Funds at their net asset value. (See "The Funds" at page 23). Owners bear the entire investment risk for all amounts allocated to MONY America Variable Account A subaccounts.

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Owner -- The person so designated in the application. If a Contract has been absolutely assigned, theassignee becomes the Owner. A collateral assignee is not the Owner.

Purchase Payment -- An amount paid to the Company by the Owner or on the Owner's behalf asconsideration for the benefits provided by the Contract.

Net Purchase Payment -- Purchase Payment amount after deduction of any applicable taxes.
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Guaranteed Interest Account with Market Value Adjustment

   The Guaranteed Interest Account is part of the Company's general account ("General Account"). It consists of all the Company's assets other than assets allocated to separate investment accounts of the Company. Net Purchase Payments allocated to the Guaranteed Interest Account will be credited with interest at rates guaranteed by the Company for specified periods. (See "Guaranteed Interest Account" at page 29.)

Market Value Adjustment

   A market value adjustment will be imposed on transfers or surrenders (partial or full) from the Guaranteed Interest Account in most states. A market value adjustment will not be imposed on contracts issued in Maryland, Massachusetts, New Jersey, Oklahoma, Oregon, Pennsylvania, South Carolina, Texas and Washington; however, restrictions on transfers apply in these States. The adjustment can be either a positive or negative adjustment. No adjustment is made for the amount withdrawn or transferred within 30 days before the end of the accumulation period, nor to benefits paid as a result of the death of the Owner. The Guaranteed Interest Account and its market value adjustment feature are described in a separate prospectus which accompanies this prospectus.

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Fund Value -- The aggregate dollar value as of any Business Day of all amounts accumulated under eachof the subaccounts, the Guaranteed Interest Account, and the Loan Account of the Contract. If the termFund Value is preceded or followed by the terms subaccount(s), the Guaranteed Interest Account, and theLoan Account, or any one or more of those terms, Fund Value means only the Fund Value of thesubaccount, the Guaranteed Interest Account or the Loan Account, as the context requires.
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 Business Day -- Each day that the New York Stock Exchange is open for trading.
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Benefit Option Packages

   There are three benefit option packages available under the Contract. The three benefit option packages may not be available in all states. Each benefit option package is distinct. You select a benefit option package at the time of application. Once a selection is made, you may not transfer from one benefit option package to another.



                       Option 1                       Option 2                         Option 3
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Mortality   Current annual rate--1.20%     Current annual rate--1.60%       Current annual rate--2.20%
and Expense Maximum annual rate--1.40%     Maximum annual rate--1.95%       Maximum annual rate--2.80%
Risk Charge
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Death       The greater of:                The greatest of:                 The greatest of:
Benefit on  (1) The Fund Value less any    (1) The Fund Value less any      (1) The Fund Value less any
Death of    Outstanding Debt on the date   Outstanding Debt on the date     Outstanding Debt on the date
Annuitant   due proof of the Annuitant's   due proof of the Annuitant's     due proof of the Annuitant's
            death is received by the       death is received by the         death is received by the
            Company.                       Company.                         Company.
            or (2) The Purchase Payments   or (2) The Purchase Payments     or (2) The Purchase Payments
            paid, less any partial         paid, less any partial           paid, less any partial
            surrenders and their Surrender surrenders and their Surrender   surrenders and their Surrender
            Charges and less any           Charges and less any             Charges and less any
            Outstanding Debt.              Outstanding Debt.                Outstanding Debt.
                                           or (3) Step Up Value (See        or (3) Step Up Value (See
                                           "Death Benefit" on page 39)      "Death Benefit" on page 39)
                                                                            or (4) Roll Up Value (See
                                                                            "Death Benefit" on page 40)
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Earnings    Not Available                  The amount of the Earnings       The amount of the Earnings
Increase                                   Increase depends upon the        Increase depends upon the
Amount                                     age of the Annuitant on the      age of the Annuitant on the
Added to                                   Contract's Effective Date.       Contract's Effective Date.
Death                                        If the Annuitant was age 69      If the Annuitant was age 69
Benefit                                    or younger on the Contract's     or younger on the Contract's
                                           Effective Date, the Earnings     Effective Date, the Earnings
                                           Increase Amount is equal to      Increase Amount is equal to
                                           40% of the lesser of:            40% of the lesser of:
                                             (1) Net Purchase Payments;       (1) Net Purchase Payments;
                                           or (2) Fund Value minus          or (2) Fund Value minus
                                           Purchase Payments.*              Purchase Payments.*
                                             If the Annuitant was age 70      If the Annuitant was age 70
                                           or older on the Contract's       or older on the Contract's
                                           Effective Date, the Earnings     Effective Date, the Earnings
                                           Increase Amount is equal to      Increase Amount is equal to
                                           25% of the lesser of:            25% of the lesser of:
                                             (1) Net Purchase Payments;       (1) Net Purchase Payments;
                                           or (2) Fund Value minus          or (2) Fund Value minus
                                           Purchase Payments.*              Purchase Payments.*


                      Option 1                        Option 2                        Option 3
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Guaranteed Not Available                   Not Available                   If certain conditions are met,
Minimum                                                                    the Guaranteed Annuitization
Annuity                                                                    Value may be used to provide
Payments                                                                   guaranteed minimum annuity
                                                                           payments that are greater than
                                                                           annuity payments that would
                                                                           be provided by the Contract's
                                                                           Fund Value or Cash Value, as
                                                                           applicable.
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Minimum    Qualified--The minimum          Qualified--The minimum          Qualified--The minimum
Initial    purchase payment for            purchase payment for qualified  purchase payment for
Purchase   qualified plans is the same for plans is the same for all three qualified plans is the same for
Payment    all three options. See          options. See "Detailed          all three options. See
           "Detailed Information about     Information about the Policy".  "Detailed Information about
           the Policy".                                                    the Policy".
                                           Non-Qualified --$10,000
           Non-Qualified--$5,000                                           Non-Qualified--$10,000
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Issue Age  Qualified--0-85                 Qualified--0-79                 Qualified--0-79

           Non-Qualified--0-85             Non-Qualified--0-79             Non-Qualified--0-79
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Annual     Current charge is $30.          Current charge is $0.           Current charge is $0.
Contract
Charge     The annual contract charge      The annual contract charge      The annual contract charge
           may be increased to a           may be increased to a           may be increased to a
           maximum of $50 ($30 in          maximum of $50 ($30 in          maximum of $50 ($30 in
           certain states) on 30 days      certain states) on 30 days      certain states) on 30 days
           written notice.                 written notice.                 written notice.

* The payments and values described in (1) and (2) do not include Purchase Payments made during the 12-month period immediately prior to the date due proof of death is received by the Company and reflect any partial surrenders made including any Surrender Charge and less any Outstanding Debt.

Minimum Purchase Payments

   The minimum purchase payment for individuals varies depending upon the purchaser of the contract, the method of paying the purchase payments and the benefit option package selected. See "Payment and Allocation of Purchase Payments" on page 31.

   Additional purchase payments of at least $100 may be made at any time. However, for certain automatic payment plans, the smallest additional payment is $50. (See "Issuance of the Contract" at page 31.) The Company may change any of these requirements in the future.

Transfer of Fund Values

   You may transfer fund value among the subaccounts and to or from the Guaranteed Interest Account. Transfers from the Guaranteed Interest Account may be subject to a Market Value Adjustment for contracts issued in certain states. Transfers may be made by telephone if the proper form or the telephone authorization on a Contract application has been completed, signed, and received by the Company at its Syracuse Operations Center. See "Transfers", page 36.

Loans

   If your contract permits, you may borrow up to 50% of your Contract's fund value from the Company. Your contract will be the only security required for the loan. Contracts issued to Qualified Plans are generally the only

Contracts which permit loans. An amount equal to the amount of the loan is transferred to the loan account as security for the loan. The loan account is part of the Company's General Account.

   We will charge you interest on the amount borrowed. If you do not pay the interest when due, the amount due plus any accrued interest will be deducted from the Contract's fund value or added to the Outstanding Debt.

Surrenders

   You may surrender all or part of the Contract at any time and receive its cash value while the annuitant is alive prior to the annuity starting date. We may impose a surrender charge and market value adjustment (if applicable). The amounts you receive upon surrender may be subject to income taxes. (See "Federal Tax Status" at page 57.)

Charges and Deductions

   The Contract provides for the deduction of various charges and expenses from the fund value of the Contract. These deductions are summarized in the table on page 43 and discussed in greater detail beginning on page 44.

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     Non-Qualified Plans -- Retirement Plans that do not receive favorable tax treatment under Sections 401,403, 408, or 457 of the Internal Revenue Code.
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     Non-Qualified Contracts -- Contracts issued under Non-Qualified Plans.
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Right to Return Contract Provision

   You have the right to examine the Contract when you receive it. You may return the Contract for any reason within ten days from the day you receive it. You will receive a full refund of the purchase payments received by the Company. During the Right to Return Contract period, purchase payments will be retained in the Company's General Account and will earn interest at a rate not less than 3.50% per year.

   For contracts issued in the State of Washington, an additional 10% penalty will be added to any purchase payment refund due that is not paid within 30 days of return of the Contract to the Company. For contracts issued in the State of Oklahoma, if payment is delayed more than 30 days, the Company will pay interest on the proceeds at a rate required by Oklahoma law.

Death Benefit

   If the Annuitant (and the Secondary Annuitant, if any) dies before the date the annuity payments start, the Company will pay a death benefit to the Beneficiary. The death benefit will depend upon the benefit option package in effect on the date the Annuitant dies. If the Annuitant dies after annuity payments start, no death benefit is payable except as may be payable under the settlement option selected. (See "Death Benefit" at page 39.)

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Annuitant -- The person upon whose continuation of life any annuity payment depends and to whomannuity payments are made.

Secondary Annuitant -- The party designated by the Owner to become the Annuitant, subject to certainconditions, on the death of the Annuitant.

Beneficiary -- The party entitled to receive benefits payable at the death of the Annuitant or (if applicable)the Secondary Annuitant.
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                    MONY LIFE INSURANCE COMPANY OF AMERICA

                        MONY AMERICA VARIABLE ACCOUNT A
                                 Table of Fees

Contractowner Transaction Expenses:
 Maximum Deferred Sales Load (Surrender Charge)
   (as a percentage of amount surrendered).....    7%/(1)/
Maximum Annual Contract Charge:
 Option 1......................................   $50/(2)/
 Option 2......................................   $50/(2)/
 Option 3......................................   $50/(2)/
Maximum Transfer Charge........................   $25/(3)/

Separate Account Annual Expenses:
 Option 1
   Maximum Mortality and Expense Risk Fees..... 1.40%/(4)/
   Total Separate Account Annual Expenses...... 1.40%/(4)/
 Option 2
   Maximum Mortality and Expense Risk Fees..... 1.95%/(5)/
   Total Separate Account Annual Expenses...... 1.95%/(5)/
 Option 3
   Maximum Mortality and Expense Risk Fees..... 2.80%/(6)/
   Total Separate Account Annual Expenses...... 2.80%/(6)/

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/(1)/The Surrender Charge percentage, which reduces to zero as shown in the table on page 41, is determined by the Contract Year in which the surrender occurs.


   The Surrender Charge may be reduced under certain circumstances which include reduction in order to guarantee that certain amounts may be received free of surrender charge. See "Charges against Fund Value -- Free Partial Surrender Amount" at page 47.



/(2)/The Annual Contract Charge for Option 1 is currently $30. The Annual
     Contract Charge for Option 2 and Option 3 is currently $0. However, the Company may in the future change the amount of the charge to an amount not exceeding $50 per Contract Year (except for contracts issued in Maryland, Massachusetts, New Jersey, Oklahoma, Oregon, Pennsylvania, South Carolina, Texas and Washington where the charge may not exceed $30). See "Deductions from Fund Value -- Annual Contract Charge" at page 45.



/(3)/The Transfer Charge currently is $0. However, the Company has reserved the right to impose a charge for each transfer after the first 12 transfers in a contract year, which will not exceed $25 (except for contracts issued in the states of South Carolina and Texas where it will not exceed $10). See "Deductions from Fund Value -- Transfer Charge" at page 45.


/(4)/The Mortality and Expense Risk Charge is deducted daily equivalent to a current annual rate of 1.20% (and is guaranteed not to exceed a daily rate equivalent to an annual rate of 1.40%) from the value of the net assets of the Separate Account.

/(5)/The Mortality and Expense Risk Charge is deducted daily equivalent to a current annual rate of 1.60% (and is guaranteed not to exceed a daily rate equivalent to an annual rate of 1.95%) from the value of the net assets of the Separate Account.

/(6)/The Mortality and Expense Risk Charge is deducted daily equivalent to a current annual rate of 2.20% (and is guaranteed not to exceed a daily rate equivalent to an annual rate of 2.80%) from the value of the net assets of the Separate Account.

        Pro Forma Annual Expenses for the Year Ended December 31, 2000
                    (as a percentage of average net assets)

                                                          Distribution and
                        Management Fees Other Expenses  Service (12-b-1) Fee Total Expenses
                        (After Waivers/ (After Waivers/   (After Waivers/    (After Waivers/
    Fund/Portfolio      Reimbursements) Reimbursements)   Reimbursements)    Reimbursements)
    --------------      --------------- --------------- -------------------- ---------------
The Alger American
  Fund
Alger American
  Balanced Portfolio...      0.75            0.13                  0              0.88
Alger American
  MidCap Growth
  Portfolio............      0.80            0.04                  0              0.84

Enterprise
  Accumulation
  Trust/(1)/
Equity Income
  Portfolio............      0.75            0.13                  0              0.88
Global Socially
  Responsive
  Portfolio/(2)/.......      0.90            0.40                  0              1.30
Growth Portfolio.......      0.75            0.08                  0              0.83
Growth and Income
  Portfolio............      0.75            0.10                  0              0.85
Managed Portfolio......      0.80            0.02                  0              0.82
Multi-Cap Growth
  Portfolio............      1.00            0.10                  0              1.10
Small Company
  Growth Portfolio.....      1.00            0.11                  0              1.11
Small Company Value
  Portfolio............      0.80            0.09                  0              0.89
Total Return
  Portfolio/(2)/.......      0.40            0.25                  0              0.65

INVESCO Variable
  Investment Funds,
  Inc.
INVESCO
  VIF -- Financial
  Services Fund........      0.75            0.34                  0              1.09
INVESCO
  VIF -- Health
  Sciences Fund........      0.75            0.32                  0              1.07
INVESCO VIF --
   Telecommunications
  Fund.................      0.75            0.31                  0              1.06

Janus Aspen
Series-- Service
Shares
Capital
  Appreciation
  Portfolio............      0.65            0.02               0.25              0.92
Flexible Income
  Portfolio............      0.65            0.09               0.25              0.99
International
  Growth Portfolio.....      0.65            0.06               0.25              0.96

Lord Abbett Series
Fund-- Class VC
Bond-Debenture
  Portfolio............      0.50            0.35                  0              0.85
Growth and Income
  Portfolio/(3)/.......      0.50            0.53                  0              1.03
Mid-Cap Value
  Portfolio/(4)/.......      0.75            0.35                  0              1.10

MFS(R) Variable
InsuranceTrust/SM(5)/--
Initial Class
MFS Mid Cap Growth
  Series/(6)/..........      0.75%           0.15%                 0%             0.90%
MFS New Discovery
  Series/(6)/..........      0.90%           0.15%                 0%             1.05%
MFS Total Return
  Series...............      0.75%           0.15%                 0%             0.90%
MFS Utilities Series...      0.75%           0.16%                 0%             0.91%

        Pro Forma Annual Expenses for the Year Ended December 31, 2000
                    (as a percentage of average net assets)

                                                     Distribution and
                       Management                    Service (12-b-1)
                       Fees (After   Other Expenses     Fee (After    Total Expenses
                        Waivers/     (After Waivers/     Waivers/     (After Waivers/
  Fund/Portfolio     Reimbursements) Reimbursements) Reimbursements)  Reimbursements)
  --------------     --------------- --------------- ---------------- ---------------

MONY Series Fund,
  Inc./(7)/
Government
  Securities
  Portfolio.........      0.50%           0.11%             0%              0.61%
Long Term Bond
  Portfolio/(8)/....      0.50%           0.10%             0%              0.60%
Money Market
  Portfolio.........      0.40%           0.07%             0%              0.47%

PBHG Insurance
Series Fund/(9)/
PBHG Mid-Cap Value
  Portfolio.........      0.85%           0.35%             0%              1.20%
PBHG Select Value
  Portfolio.........      0.65%           0.32%             0%              0.97%

PIMCO Variable
Insurance Trust--
Administrative Class
Global Bond
  Portfolio/(10)/...      0.25%           0.65%             0%              0.90%
Real Return Bond
  Portfolio.........      0.25%           0.40%             0%              0.65%
StocksPLUS Growth
  and Income
  Portfolio/(10)/...      0.40%           0.25%             0%              0.65%

The Universal
Institutional
Funds,Inc./(11)/
Emerging Markets
  Equity Portfolio..      1.25%           0.71%             0%              1.96%
Global Value Equity
  Portfolio.........      0.80%           0.63%             0%              1.43%
U.S. Real Estate
  Portfolio.........      0.80%           0.36%             0%             1.16%

----------
/(1)/Enterprise Capital Management, Inc. has contractually agreed to limit the portfolios' "Total Expenses" through May 1, 2002, to the following expense ratios: Equity Income--1.05%; Global Socially Responsive--1.30%; Growth--1.15%; Growth and Income--1.05%; Managed--1.05%; Multi-Cap Growth--1.40%; Small Company Growth--1.40%; Small Company Value--1.30%; and Total Return--0.65%.
/(2)/The Global Socially Responsive and Total Return Portfolios were not in operation on December 31, 2000. These are estimates of annual expenses. /(3)/Excludes voluntary expense waivers. With these waivers, "Total Expenses"
     would have been 1.02%.
/(4)/The Mid-Cap Value Portfolio has established a non-12b-1 service fee arrangement which is reflected under "Other Expenses." The information in the chart above relating to the Mid-Cap Value Portfolio has been restated to reflect the fees and expenses that will be applicable during 2001. For the year 2001, Lord Abbett & Co. has contractually agreed to continue to reimburse a portion of the Mid-Cap Value Portfolio's expenses to the extent necessary to maintain its "Other Expenses" at an aggregate of 0.35% of its average daily net assets, and the restated information in the chart reflects this contractual arrangement. For the year 2000, absent any waivers and reimbursements "Other Expenses for the Mid-Cap Value Portfolio would have been 0.81% and the "Total Expenses" for the Mid-Cap Value would have been 1.56%.
/(5)/Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.
/(6)/MFS has contractually agreed, subject to reimbursement, to bear expenses for these series such that each such series' "Other Expenses", do not exceed the following percentages of the average daily net assets of the series during the current fiscal year: 0.15% for both Mid Cap Growth and New Discovery Series. These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees which oversees the series. Had these fee reductions not been taken into account, "Other Expenses" would be higher for certain series and would equal: 1.46% for Mid Cap Growth Series; and 0.19% for New Discovery Series; and "Total Expenses" would be higher for certain series and would equal: 2.21% for Mid Cap Growth Series and 1.09% for New Discovery Series.
/(7)/MONY Life Insurance Company of America has contractually agreed to limit
     "Total Expenses" on these portfolios to the following amounts: Long term Bond--0.75%; Government Securities--0.75%; and Money Market--0.50%. This contractual limitation is in effect until April 30, 2002.
/(8)/Excludes voluntary expense reimbursements/reductions. With these voluntary reimbursements/reductions, "Other Expenses" would have been 0.09% and "Total Expenses" would have been 0.59%.
/(9)/For the fiscal year ended December 31, 2001, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the portfolios and to pay certain expenses of the portfolios to the extent necessary to ensure that the total annual portfolio operating expenses do not exceed 1.20% and 1.00% for the Mid-Cap Value Portfolio and the Select Value Portfolio, respectively. Without these expense waivers, "Other Expenses" and "Total Expenses" for the Mid-Cap Value Portfolio would have been

  3.67% and 4.52%, respectively. Pilgrim Baxter has agreed to maintain this expense limitation agreement until December 31, 2002. In any fiscal year in which the portfolios' total assets are greater than $75 million and its total annual portfolio operating expenses are less than 1.20% and 1.00% for the Mid-Cap Value Portfolio and the Select Value Portfolio, respectively, the portfolios' board of trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the portfolios' behalf during the previous two fiscal years. In 2000, the board elected to reimburse $36,853 in waived fees, which are included in the calculation of "Other Expenses" above for the Select Value Portfolio. At the time of the election, the Portfolio had total assets in excess of $93 million. To date, the board has made no reimbursement election for the Mid-Cap Value Portfolio.
/(10)/PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and trustees' fees, 0.65% of average daily net assets for the StocksPLUS Growth and Income Portfolio and 0.90% of average daily net assets for the Global Bond Portfolio. Under the Expense Reimbursement Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. Without these expense limitations actual "Other Expenses" would have been 0.26% for the StocksPLUS Portfolio and .93% for the Global Bond Portfolio and "Total Expenses" would have been 0.66% for the StocksPLUS Portfolio and 1.18% for the Global Bond Portfolio.
/(11)/The Adviser has voluntarily agreed to reduce its management fee and/or reimburse the portfolios to the following amounts. With these reimbursements and/or fee waivers the "Total Expenses" would have been 1.80%, 1.15% and 1.10% for the Emerging Markets Equity Portfolio, Global Value Equity Portfolio, U.S. Real Estate Portfolio, respectively. With these reimbursements and/or fee waivers, "Other Expenses" would have been 0.55%, 0.35% or 0.30% for the Emerging Markets Equity Portfolio, Global Value Equity Portfolio, U.S. Real Estate Portfolio, respectively.

   The purpose of the Table of Fees beginning on page 6 is to assist the Owner in understanding the various costs and expenses that the Owner will bear, directly or indirectly. The table reflects the expenses of the separate account as well as of the Funds. The Funds have provided information relating to their respective operations. The expenses borne by the Separate Account are explained under the caption "Charges and Deductions" at page 43 of this Prospectus. The expenses borne by the Funds are explained in each Fund's prospectus. The table does not reflect income taxes or penalty taxes which may become payable under the Internal Revenue Code or premium or other taxes which may be imposed under state or local laws.

                                    Example

OPTION 1

   Under Option 1, if you surrender your Contract at the end of the time periods shown below, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:

                                                               After   After   After   After
Subaccount                                                     1 Year 3 Years 5 Years 10 Years
----------                                                     ------ ------- ------- --------
Alger American Balanced.......................................  $86    $124    $164     $241
Alger American MidCap Growth..................................   86     123     162      237
Enterprise Small Company Growth...............................   88     131     175      265
Enterprise Small Company Value................................   86     125     164      242
Enterprise Equity Income......................................   86     124     164      241
Enterprise Growth.............................................   85     123     162      236
Enterprise Growth and Income..................................   86     123     163      238
Enterprise Global Socially Responsive.........................   90     136     184      284
Enterprise Managed............................................   85     123     161      235
Enterprise Multi-Cap Growth...................................   88     131     175      264
Enterprise Total Return Bond..................................   84     117     152      215
INVESCO VIF--Financial Services...............................   88     130     174      263
INVESCO VIF--Health Sciences..................................   88     130     173      261
INVESCO VIF--Telecommunications...............................   88     129     173      260
Janus Aspen Series Capital Appreciation.......................   86     125     166      245
Janus Aspen Series Flexible Income............................   87     127     169      252
Janus Aspen Series International Growth.......................   87     127     168      249
Lord Abbett Bond-Debenture....................................   86     123     163      238
Lord Abbett Growth and Income.................................   87     129     171      256
Lord Abbett Mid-Cap Value.....................................   88     143     196      309
MFS Mid Cap Growth............................................   86     150     216      361
MFS New Discovery.............................................   88     130     174      262
MFS Total Return..............................................   86     125     165      243
MFS Utilities.................................................   86     125     165      244
MONY Government Securities....................................   83     116     151      213
MONY Long Term Bond...........................................   83     116     150      211
MONY Money Market.............................................   82     112     144      198
Morgan Stanley Universal Institutional Emerging Markets Equity   96     155     215      347
Morgan Stanley Universal Institutional Global Value Equity....   91     140     190      296
Morgan Stanley Universal Institutional U.S. Real Estate.......   89     132     177      270
PBHG Mid-Cap Value............................................   89     195     301      536
PBHG Select Value.............................................   87     127     168      250
PIMCO Global Bond.............................................   86     125     165      243
PIMCO Real Return Bond........................................   84     118     153      217
PIMCO StocksPLUS Growth and Income............................   84     118     153      217

   Under Option 1, if you do not surrender your Contract at the end of the time periods shown below, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:

                                                               After   After   After   After
Subaccount                                                     1 Year 3 Years 5 Years 10 Years
----------                                                     ------ ------- ------- --------
Alger American Balanced.......................................  $21    $ 65    $112     $241
Alger American MidCap Growth..................................   21      64     110      237
Enterprise Small Company Growth...............................   23      72     124      265
Enterprise Small Company Value................................   21      65     112      242
Enterprise Equity Income......................................   21      65     112      241
Enterprise Growth.............................................   21      64     109      236
Enterprise Growth and Income..................................   21      64     110      238
Enterprise Global Socially Responsive.........................   25      78     133      284
Enterprise Managed............................................   21      63     109      235
Enterprise Multi-Cap Growth...................................   23      72     123      264
Enterprise Total Return Bond..................................   19      58     100      215
INVESCO VIF--Financial Services...............................   23      72     123      263
INVESCO VIF--Health Sciences..................................   23      71     122      261
INVESCO VIF--Telecommunications...............................   23      71     121      260
Janus Aspen Series Capital Appreciation.......................   22      66     114      245
Janus Aspen Series Flexible Income............................   22      69     117      252
Janus Aspen Series International Growth.......................   22      68     116      249
Lord Abbett Bond-Debenture....................................   21      64     110      238
Lord Abbett Growth and Income.................................   23      70     119      256
Lord Abbett Mid-Cap Value.....................................   23      86     146      309
MFS Mid Cap Growth............................................   21      93     166      361
MFS New Discovery.............................................   23      71     122      262
MFS Total Return..............................................   21      66     113      243
MFS Utilities.................................................   21      66     113      244
MONY Government Securities....................................   18      57      98      213
MONY Long Term Bond...........................................   18      56      97      211
MONY Money Market.............................................   17      53      91      198
Morgan Stanley Universal Institutional Emerging Markets Equity   32      97     165      347
Morgan Stanley Universal Institutional Global Value Equity....   27      82     140      296
Morgan Stanley Universal Institutional U.S. Real Estate.......   24      74     126      270
PBHG Mid-Cap Value............................................   24     141     256      536
PBHG Select Value.............................................   22      68     116      250
PIMCO Global Bond.............................................   21      66     113      243
PIMCO Real Return Bond........................................   19      58     100      217
PIMCO StocksPLUS Growth and Income............................   19      58     100      217

OPTION 2

   Under Option 2, if you surrender your Contract at the end of the time periods shown below, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets.

                                                               After   After   After   After
Subaccount                                                     1 Year 3 Years 5 Years 10 Years
----------                                                     ------ ------- ------- --------
Alger American Balanced.......................................  $ 90   $136    $183     $282
Alger American MidCap Growth..................................    89    134     181      278
Enterprise Small Company Growth...............................    92    142     194      304
Enterprise Small Company Value................................    90    136     184      283
Enterprise Equity Income......................................    90    136     183      282
Enterprise Growth.............................................    89    134     181      277
Enterprise Growth and Income..................................    89    135     182      279
Enterprise Global Socially Responsive.........................    94    147     203      322
Enterprise Managed............................................    89    134     180      276
Enterprise Multi-Cap Growth...................................    92    142     194      303
Enterprise Total Return Bond..................................    87    129     171      256
INVESCO VIF--Financial Services...............................    92    142     193      302
INVESCO VIF--Health Sciences..................................    91    141     192      300
INVESCO VIF--Telecommunications...............................    91    141     192      299
Janus Aspen Series Capital Appreciation.......................    90    137     185      286
Janus Aspen Series Flexible Income............................    91    139     188      292
Janus Aspen Series International Growth.......................    90    138     187      290
Lord Abbett Bond-Debenture....................................    89    135     182      279
Lord Abbett Growth and Income.................................    91    140     190      296
Lord Abbett Mid-Cap Value.....................................    92    155     215      347
MFS Mid Cap Growth............................................    90    161     234      396
MFS New Discovery.............................................    91    141     193      302
MFS Total Return..............................................    90    136     184      284
MFS Utilities.................................................    90    136     185      285
MONY Government Securities....................................    87    128     170      254
MONY Long Term Bond...........................................    87    127     169      252
MONY Money Market.............................................    86    124     164      240
Morgan Stanley Universal Institutional Emerging Markets Equity   100    166     233      383
Morgan Stanley Universal Institutional Global Value Equity....    95    151     209      335
Morgan Stanley Universal Institutional U.S. Real Estate.......    92    143     196      309
PBHG Mid-Cap Value............................................    93    206     317      564
PBHG Select Value.............................................    91    138     187      290
PIMCO Global Bond.............................................    90    136     184      284
PIMCO Real Return Bond........................................    88    129     172      258
PIMCO StocksPLUS Growth and Income............................    88    129     172      258

   Under Option 2, if you do not surrender your Contract at the end of the time periods shown below, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets.

                                                               After   After   After   After
Subaccount                                                     1 Year 3 Years 5 Years 10 Years
----------                                                     ------ ------- ------- --------
Alger American Balanced.......................................  $25    $ 77    $132     $282
Alger American MidCap Growth..................................   25      76     130      278
Enterprise Small Company Growth...............................   27      84     143      304
Enterprise Small Company Value................................   25      78     133      283
Enterprise Equity Income......................................   25      77     132      282
Enterprise Growth.............................................   25      76     130      277
Enterprise Growth and Income..................................   25      76     131      279
Enterprise Global Socially Responsive.........................   29      90     153      322
Enterprise Managed............................................   25      75     129      276
Enterprise Multi-Cap Growth...................................   27      84     143      303
Enterprise Total Return Bond..................................   23      70     120      256
INVESCO VIF--Financial Services...............................   27      84     142      302
INVESCO VIF--Health Sciences..................................   27      83     141      300
INVESCO VIF--Telecommunications...............................   27      83     141      299
Janus Aspen Series Capital Appreciation.......................   26      78     134      286
Janus Aspen Series Flexible Income............................   26      81     138      292
Janus Aspen Series International Growth.......................   26      80     136      290
Lord Abbett Bond-Debenture....................................   25      76     131      279
Lord Abbett Growth and Income.................................   27      82     140      296
Lord Abbett Mid-Cap Value.....................................   27      97     165      347
MFS Mid Cap Growth............................................   25     104     185      396
MFS New Discovery.............................................   27      83     142      302
MFS Total Return..............................................   25      78     133      284
MFS Utilities.................................................   25      78     134      285
MONY Government Securities....................................   22      69     118      254
MONY Long Term Bond...........................................   22      69     117      252
MONY Money Market.............................................   21      65     111      240
Morgan Stanley Universal Institutional Emerging Markets Equity   36     109     185      383
Morgan Stanley Universal Institutional Global Value Equity....   31      94     159      335
Morgan Stanley Universal Institutional U.S. Real Estate.......   28      86     146      309
PBHG Mid-Cap Value............................................   28     152     273      564
PBHG Select Value.............................................   26      80     137      290
PIMCO Global Bond.............................................   25      78     133      284
PIMCO Real Return Bond........................................   23      70     120      258
PIMCO StocksPLUS Growth and Income............................   23      70     120      258

OPTION 3

   Under Option 3, if you surrender your Contract at the end of the time periods shown below, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:

                                                               After   After   After   After
Subaccount                                                     1 Year 3 Years 5 Years 10 Years
----------                                                     ------ ------- ------- --------
Alger American Balanced.......................................  $ 95   $152    $211     $339
Alger American MidCap Growth..................................    95    151     209      336
Enterprise Small Company Growth...............................    97    159     222      360
Enterprise Small Company Value................................    95    153     212      340
Enterprise Equity Income......................................    95    152     211      339
Enterprise Growth.............................................    95    151     209      335
Enterprise Growth and Income..................................    95    152     210      336
Enterprise Global Socially Responsive.........................    99    164     230      377
Enterprise Managed............................................    95    151     208      334
Enterprise Multi-Cap Growth...................................    97    158     221      359
Enterprise Total Return Bond..................................    93    145     199      315
INVESCO VIF--Financial Services...............................    97    158     221      359
INVESCO VIF--Health Sciences..................................    97    158     220      357
INVESCO VIF--Telecommunications...............................    97    157     219      356
Janus Aspen Series Capital Appreciation.......................    96    153     213      343
Janus Aspen Series Flexible Income............................    96    155     216      349
Janus Aspen Series International Growth.......................    96    155     215      347
Lord Abbett Bond-Debenture....................................    95    152     210      336
Lord Abbett Growth and Income.................................    97    157     218      353
Lord Abbett Mid-Cap Value.....................................    97    171     242      400
MFS Mid Cap Growth............................................    95    177     260      447
MFS New Discovery.............................................    97    158     220      358
MFS Total Return..............................................    95    153     212      341
MFS Utilities.................................................    96    153     213      342
MONY Government Securities....................................    93    145     199      314
MONY Long Term Bond...........................................    93    144     198      312
MONY Money Market.............................................    91    141     192      300
Morgan Stanley Universal Institutional Emerging Markets Equity   105    182     259      434
Morgan Stanley Universal Institutional Global Value Equity....   100    167     236      389
Morgan Stanley Universal Institutional U.S. Real Estate.......    98    160     224      365
PBHG Mid-Cap Value............................................    98    221     341      603
PBHG Select Value.............................................    96    155     215      348
PIMCO Global Bond.............................................    95    153     212      341
PIMCO Real Return Bond........................................    93    146     201      318
PIMCO StocksPLUS Growth and Income............................    93    146     201      318

   Under Option 3, if you do not surrender your Contract at the end of the time periods shown below, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:

                                                               After   After   After   After
Subaccount                                                     1 Year 3 Years 5 Years 10 Years
----------                                                     ------ ------- ------- --------
Alger American Balanced.......................................  $31    $ 95    $162     $339
Alger American MidCap Growth..................................   31      94     160      336
Enterprise Small Company Growth...............................   33     102     173      360
Enterprise Small Company Value................................   31      95     162      340
Enterprise Equity Income......................................   31      95     162      339
Enterprise Growth.............................................   31      94     159      335
Enterprise Growth and Income..................................   31      94     160      336
Enterprise Global Socially Responsive.........................   35     107     182      377
Enterprise Managed............................................   30      93     159      334
Enterprise Multi-Cap Growth...................................   33     102     172      359
Enterprise Total Return Bond..................................   29      88     150      315
INVESCO VIF--Financial Services...............................   33     101     172      359
INVESCO VIF--Health Sciences..................................   33     101     171      357
INVESCO VIF--Telecommunications...............................   33     100     170      356
Janus Aspen Series Capital Appreciation.......................   31      96     163      343
Janus Aspen Series Flexible Income............................   32      98     167      349
Janus Aspen Series International Growth.......................   32      97     165      347
Lord Abbett Bond-Debenture....................................   31      94     160      336
Lord Abbett Growth and Income.................................   33      99     169      353
Lord Abbett Mid-Cap Value.....................................   33     115     194      400
MFS Mid Cap Growth............................................   31     122     213      447
MFS New Discovery.............................................   33     101     171      358
MFS Total Return..............................................   31      96     163      341
MFS Utilities.................................................   31      96     163      342
MONY Government Securities....................................   28      87     148      314
MONY Long Term Bond...........................................   28      87     147      312
MONY Money Market.............................................   27      83     141      300
Morgan Stanley Universal Institutional Emerging Markets Equity   42     126     212      434
Morgan Stanley Universal Institutional Global Value Equity....   37     111     188      389
Morgan Stanley Universal Institutional U.S. Real Estate.......   34     103     175      365
PBHG Mid-Cap Value............................................   34     168     298      603
PBHG Select Value.............................................   32      98     166      348
PIMCO Global Bond.............................................   31      96     163      341
PIMCO Real Return Bond........................................   29      88     150      318
PIMCO StocksPLUS Growth and Income............................   29      88     150      318

   The examples above should not be considered a representation of past or future expenses, and actual expenses may be greater or lesser than those shown. All Variable Account expenses as well as portfolio company (the Funds) expenses, are reflected in the examples. Expense reimbursements are reflected only in the years where there is a contractual obligation in effect. Not reflected in the examples which assume surrender at the end of each time period are income taxes and penalty taxes which may become payable under the Internal Revenue Code or premium or other taxes which may be imposed under state or local laws.

                                  [FLOW CHART]

                    DETAILED INFORMATION ABOUT THE COMPANY
                      AND MONY AMERICA VARIABLE ACCOUNT A

MONY Life Insurance Company of America

   MONY Life Insurance Company of America issues the Contract. In this prospectus MONY Life Insurance Company of America is called the "Company". The Company is a stock life insurance company organized in the State of Arizona. The Company is currently licensed to sell life insurance and annuities in 49 states (not including New York), the District of Columbia, Puerto Rico, and the U.S. Virgin Islands.

   The Company is a wholly-owned subsidiary of MONY Life Insurance Company ("MONY"). The principal offices of both MONY and the Company are located at 1740 Broadway, New York, New York 10019. MONY was organized as a mutual life insurance company under the laws of the State of New York in 1842 as The Mutual Life Insurance Company of New York. In 1998, The Mutual Life Insurance Company of New York converted to a stock company through demutualization and was renamed MONY Life Insurance Company. The demutualization did not have any material effect on the obligations of the Company under the Contracts or on MONY America Variable Account A.

   On August 16, 1999, the rating assigned to the Company by A.M. Best Company, Inc., an independent insurance company rating organization, was A (Excellent). This rating is based upon an analysis of financial condition and operating performance. The A.M. Best rating of the Company should be considered only as bearing on the ability of the Company to meet its obligations under the policies.

MONY America Variable Account A

   MONY America Variable Account A is a separate investment account of the Company. Presently, only purchase payments for individual flexible payment variable annuity contracts are permitted to be allocated to MONY America Variable Account A. The assets in MONY America Variable Account A are kept separate from the General Account assets and other separate accounts of the Company.

   The Company owns the assets in MONY America Variable Account A. The Company is required to keep assets in MONY America Variable Account A that equal the total market value of the contract liabilities funded by MONY America Variable Account A. Realized or unrealized income gains or losses of MONY America Variable Account A are credited or charged against MONY America Variable Account A assets without regard to the other income, gains or losses of the Company. Reserves and other liabilities under the contracts are assets of MONY America Variable Account A. MONY America Variable Account A assets are not chargeable with liabilities of the Company's other businesses. All obligations under the contract are general corporate obligations of the Company. The Company may accumulate in MONY America Variable Account A proceeds from various contract charges applicable to those assets. From time to time, any such additional assets may be transferred in cash to the Company's General Account.

   MONY America Variable Account A was authorized by the Board of Directors of the Company and established under Arizona law on March 27, 1987. MONY America Variable Account A is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust. A unit investment trust is a type of investment company. This does not involve any supervision by the SEC or the management or investment policies or practices of MONY America Variable Account A. For state law purposes, MONY America Variable Account A is treated as a part or division of the Company.

   MONY America Variable Account A is divided into subdivisions called subaccounts. Each subaccount invests only in shares of a designated portfolio of the Funds. For example, the Long Term Bond Subaccount invests solely in shares of the MONY Series Fund, Inc. Long Term Bond Portfolio. These portfolios serve only as the underlying investment for variable annuity and variable life insurance contracts issued through separate accounts of the Company or other life insurance companies. The portfolios may also be available to certain pension accounts. The portfolios are not available directly to individual investors. In the future, the Company may establish additional subaccounts of MONY America Variable Account A. Future subaccounts may invest in other portfolios of the Funds or in other securities.

   The following table lists the subaccounts of MONY America Variable Account A that are available to you, their respective investment objectives, and which Fund portfolio shares are purchased:

       Subaccount and Designated Portfolio                          Investment Objective
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Alger American Balanced Subaccount                 Seeks current income and long-term capital
                                                   appreciation. The portfolio focuses on stocks of
This subaccount purchases shares of The Alger      companies with growth potential and fixed income
American Fund Alger American Balanced              securities, with emphasis on income-producing
Portfolio.                                         securities which appear to have some potential for
                                                   capital appreciation. Under normal circumstances,
                                                   the portfolio invests in common stocks and fixed-
                                                   income securities, which include commercial paper
                                                   and bonds rated within the 4 highest rating
                                                   categories by an established rating agency or if not
                                                   rated, which are determined by the Manager to be
                                                   of comparable quality. Ordinarily, at least 25% of
                                                   the Portfolio's net assets are invested in fixed-
                                                   income securities.
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Alger American MidCap Growth Subaccount            Seeks long-term capital appreciation. The portfolio
                                                   focuses on midsize companies with promising
This subaccount purchases shares of The Alger      growth potential. Under normal circumstances, the
American Fund Alger American MidCap Growth         portfolio invests primarily in the equity securities of
Portfolio.                                         companies having a market capitalization within the
                                                   range of companies in the S&P MidCap 400(TM)
                                                   Index.
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Enterprise Equity Income Subaccount                Invests in a combination of growth and income.
                                                   Seeks to achieve an above average and consistent
This subaccount purchases shares of the Enterprise total return, primarily from investments in dividend
Accumulation Trust Equity Income Portfolio.        paying U.S. common stocks.
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Enterprise Global Socially Responsive              Seeks total return primarily from investments in
Subaccount                                         common stocks of companies that the portfolio
                                                   manager believes are socially responsive and that
This subaccount purchases shares of the Enterprise are located in countries that are included in the
Accumulation Trust Global Socially Responsive      MSCI World Index.
Portfolio.
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Enterprise Growth Subaccount                       Seeks capital appreciation, primarily from
                                                   investments in U.S. common stocks of large
This subaccount purchases shares of the Enterprise capitalization companies. Pursues goal by investing
Accumulation Trust Growth Portfolio.               in companies with long-term earnings potential, but
                                                   which are currently selling at a discount to their
                                                   estimated long-term value.

       Subaccount and Designated Portfolio                         Investment Objective
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Enterprise Growth and Income Subaccount            Seeks total return through capital appreciation with
                                                   income as a secondary consideration by investing in
This subaccount purchases shares of the Enterprise a broadly diversified group of U.S. common stocks
Accumulation Trust Growth and Income Portfolio.    of large capitalization companies.
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Enterprise Managed Subaccount                      Seeks growth of capital over time by investing in a
                                                   portfolio consisting of common stocks, bonds and
This subaccount purchases shares of the Enterprise cash equivalents, the percentages of which vary
Accumulation Trust Managed Portfolio.              over time based on the investment manager's
                                                   assessment of economic and market trends and its
                                                   perception of the relative investment values
                                                   available from such types of securities at any given
                                                   time.
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Enterprise Multi-Cap Growth Subaccount             Seeks long-term capital appreciation by primarily
                                                   investing in growth stocks. Companies will tend to
This subaccount purchases shares of the Enterprise fall into one of two categories: companies that offer
Accumulation Trust Multi-Cap Growth Portfolio.     goods or services to a rapidly expanding
                                                   marketplace or companies experiencing a major
                                                   change that is expected to produce advantageous
                                                   results.
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Enterprise Small Company Growth Subaccount         Seeks capital appreciation by investing primarily in
                                                   common stocks of small capitalization companies
This subaccount purchases shares of the Enterprise believed by the portfolio manager to have an
Accumulation Trust Small Company Growth            outlook for strong earnings growth and potential for
Portfolio.                                         significant capital appreciation.
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Enterprise Small Company Value Subaccount          Seeks maximum capital appreciation by investing
                                                   primarily in common stocks of small capitalization
This subaccount purchases shares of the Enterprise companies that the portfolio manager believes are
Accumulation Trust Small Company Value             undervalued -- that is the stock's market price does
Portfolio.                                         not fully reflect the company's value.
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Enterprise Total Return Subaccount                 Seeks total return primarily from investments in a
                                                   diversified portfolio of fixed income instruments of
This subaccount purchases shares of the Enterprise varying maturities.
Accumulation Trust Total Return Portfolio.
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INVESCO VIF -- Financial Services Subaccount       Seeks to provide capital growth by investing
                                                   primarily in equity securities of companies involved
This subaccount purchases shares of the INVESCO    in the financial services sector.
Variable Investment Funds, Inc. INVESCO VIF --
Financial Services Fund.
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INVESCO VIF -- Health Sciences Subaccount          Seeks to provide capital growth by investing
                                                   primarily in equity securities of companies that
This subaccount purchases shares of the INVESCO    develop, produce or distribute products or services
Variable Investment Funds, Inc. INVESCO VIF --     related to health care.
Health Sciences Fund.

      Subaccount and Designated Portfolio                        Investment Objective
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INVESCO VIF -- Telecommunications               Seeks to provide capital growth and current income
Subaccount                                      by investing primarily in the equity securities of
                                                companies involved in the design, development,
This subaccount purchases shares of the INVESCO manufacture, distribution, or sale of
Variable Investment Funds, Inc. INVESCO VIF --  communications services and equipment, and
Telecommunications Fund.                        companies that are involved in supplying equipment
                                                or services to such companies. Will invest primarily
                                                in companies located in at least three different
                                                countries, although U.S. issuers will often dominate
                                                the portfolio.
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Janus Aspen Series Capital Appreciation         Seeks long-term growth of capital. It pursues its
Subaccount                                      objective by investing primarily in common stocks
                                                selected for their growth potential. The portfolio
This subaccount purchases shares of Janus Aspen may invest in companies of any size, from larger,
Series Capital Appreciation Portfolio.          well-established companies to smaller, emerging
                                                growth companies.
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Janus Aspen Series Flexible Income Subaccount   Seeks to obtain maximum total return, consistent
                                                with preservation of capital. It pursues its objective
This subaccount purchases shares of the Janus   by investing primarily in a wide variety of income-
Aspen Series Flexible Income Portfolio.         producing securities such as corporate bonds and
                                                notes, government securities and preferred stock.
                                                As a fundamental policy, the portfolio will invest at
                                                least 80% of its assets in income-producing
                                                securities. The portfolio may own an unlimited
                                                amount of high-yield/high-risk bonds.
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Janus Aspen Series International Growth         Seeks long-term growth of capital. It pursues its
Subaccount                                      objective by investing at least 65% of its total assets
                                                in securities of issuers from at least five different
This subaccount purchases shares of the Janus   countries, excluding the United States. Although the
Aspen Series International Growth Portfolio.    portfolio intends to invest substantially all of its
                                                assets in issuers located outside the United States it
                                                may at times invest in U.S. issuers and it may at
                                                times invest all of its assets in fewer than five
                                                countries, or even a single country.
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Lord Abbett Bond-Debenture Subaccount           Investment Objective and Strategy: seeks high
                                                current income and the opportunity for capital
This subaccount purchases shares of the Lord    appreciation to produce a high total return. It
Abbett Series Fund Bond-Debenture Portfolio.    pursues its objective by investing in high yield and
                                                investment grade debt securities, securities
                                                convertible into common stock and preferred
                                                stocks. The portfolio invests at least 65% of its total
                                                assets in fixed income securities of various types.
                                                At least 20% of the portfolio's assets must be
                                                invested in any combination of investment grade
                                                securities, U.S. Government securities and cash
                                                equivalents.
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       Subaccount and Designated Portfolio                           Investment Objective
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Lord Abbett Growth and Income Subaccount           Investment Objective and Strategy: seeks long-term
                                                   growth of capital and income without excessive
This subaccount purchases shares of the Lord       fluctuations in market value. It pursues its objective
Abbett Series Fund Growth and Income Portfolio.    by investing at least 65% of its total assets in large,
                                                   seasoned, U.S. and multinational companies.
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Lord Abbett Mid-Cap Value Subaccount               Investment Objective and Strategy: seeks capital
                                                   appreciation. It pursues its objective by investing at
This subaccount purchases shares of the Lord       least 65% of its total assets in equity securities of
Abbett Series Fund Mid-Cap Value Portfolio.        mid-sized companies, with market capitalizations of
                                                   roughly $500 million to $10 billion.
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MFS Mid Cap Growth Subaccount                      Seeks long-term growth of capital by investing at
                                                   least 65% of its total assets in companies with
This subaccount purchases shares of the MFS(R)     medium market capitalization which are defined as
Variable Insurance Trust/SM/ MFS Mid Cap Growth    companies with market capitalizations equaling or
Series.                                            exceeding $250 million but not exceeding the top of
                                                   the Russell Midcap(TM) Growth Index range at the
                                                   time of purchase by the portfolio.
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MFS New Discovery Subaccount                       Seeks capital appreciation by investing at least 65%
                                                   of its total assets in equity securities of emerging
This subaccount purchases shares of the MFS(R)     growth companies. Emerging growth companies are
Variable Insurance Trust/SM/ MFS New Discovery     companies that are either: early in their life cycle
Series.                                            but which have the potential to become major
                                                   enterprises or major enterprises whose rates of
                                                   earnings growth are expected to accelerate because
                                                   of special factors, such as rejuvenated management,
                                                   new products, changes in consumer demand, or
                                                   basic changes in the economic environment.
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MFS Total Return Subaccount                        Seeks mainly to provide above-average income
                                                   consistent with the prudent employment of capital
This subaccount purchases shares of the MFS(R)     and secondarily to provide a reasonable opportunity
Variable Insurance Trust/SM/ MFS Total Return      for growth of capital and income. It pursues its
Series.                                            objective by investing at least 40%, but not more
                                                   than 75%, of its net assets in common stocks and
                                                   related securities and at least 25% of its net assets in
                                                   non-convertible fixed income securities.
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MFS Utilities Subaccount                           Seeks capital growth and current income by
                                                   investing at least 65% of its total assets in equity
This subaccount purchases shares of the MFS(R)     and debt securities of domestic and foreign
Variable Insurance Trust/SM/ MFS Utilities Series. companies (including emerging markets) in the utilities industry.
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MONY Government Securities Subaccount              Seeks to maximize income and capital appreciation
                                                   by investing in bonds, notes and other obligations
This subaccount purchases shares of the MONY       either issued or guaranteed by the U.S.
Series Fund, Inc. Government Securities Portfolio. Government, its agencies or instrumentalities, together having a weighted average maturity of
                                                   between 4 to 8 year.
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         Subaccount and Designated Portfolio                           Investment Objective
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MONY Long Term Bond Subaccount                         Seeks to maximize income and capital appreciation
                                                       over the longer term by investing in highly-rated
This subaccount purchases shares of the MONY           fixed income securities issued by a diverse mix of
Series Fund, Inc. Long Term Bond Portfolio.            corporations, the U.S. Government and its agencies
                                                       or instrumentalities, as well as mortgage-backed
                                                       and asset-backed securities together having a dollar-
                                                       weighted average maturity of more than 8 years.
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MONY Money Market Subaccount                           Seeks to maximize current income consistent with
                                                       preservation of capital and maintenance of liquidity
This subaccount purchases shares of the MONY           by investing primarily in high quality, short-term
Series Fund, Inc. Money Market Portfolio.              money market instruments.
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Morgan Stanley Universal Institutional                 Seeks long-term capital appreciation by investing
Emerging Markets Equity Subaccount                     primarily in growth-oriented equity securities of
                                                       issuers in emerging market countries.
This subaccount purchases shares of The Universal
Institutional Funds, Inc. Emerging Markets Equity
Portfolio.
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Morgan Stanley Universal Institutional Global          Seeks long-term capital appreciation by investing
Value Equity Subaccount                                primarily in equity securities of issuers throughout
                                                       the world, including U.S. issuers.
This subaccount purchases shares of The Universal
Institutional Funds, Inc. Global Value Equity
Portfolio.
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Morgan Stanley Universal Institutional U.S. Real       Seeks to provide above average current income and
Estate Subaccount                                      long-term capital appreciation by investing
                                                       primarily in equity securities of companies in the
This subaccount purchases shares of The Universal      U.S. real estate industry, including real estate
Institutional Funds, Inc. U. S. Real Estate Portfolio. investment trusts ("REITs").
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PBHG Mid-Cap Value Subaccount                          Seeks to provide above-average total return over a 3
                                                       to 5 year market cycle by primarily investing in
This subaccount purchases shares of the PBHG           value common stocks of companies with market
Insurance Series Fund PBHG Mid-Cap Value               capitalizations within the range of the S&P
Portfolio.                                             MidCap 400(TM) Index.
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PBHG Select Value Subaccount                           Seeks to provide long-term growth of capital and
                                                       income by primarily investing in value common
This subaccount purchases shares of the PBHG           stocks of no more than 30 companies with large
Insurance Series Fund PBHG Select Value                market capitalizations. Current income is a
Portfolio.                                             secondary objective.
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PIMCO Global Bond Subaccount                           Seeks to maximize total return, consistent with
                                                       preservation of capital, by investing primarily in
This subaccount purchases shares of the PIMCO          Fixed Income Instruments of issuers located in at
Variable Insurance Trust Global Bond Portfolio.        least three countries (one of which may be the
                                                       United States).
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     Subaccount and Designated Portfolio                       Investment Objective
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PIMCO Real Return Bond Subaccount              Seeks to maximize real return, consistent with
                                               preservation of real capital, by investing primarily
This subaccount purchases shares of the PIMCO  in inflation-indexed bonds of varying maturities
Variable Insurance Trust Real Return Bond      issued by the U.S. and non-U.S. governments, their
Portfolio.                                     agencies or government-sponsored enterprises and
                                               corporations.
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PIMCO StocksPLUS Growth and Income             Seeks total return which exceeds the total return of
Subaccount                                     the S&P 500 by investing primarily in S&P 500
                                               derivatives, backed by a portfolio of Fixed Income
This subaccount purchases shares of the PIMCO  Instruments
Variable Insurance Trust StocksPLUS Growth and
Income Portfolio.
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   The investment objectives of each portfolio (except for the Janus portfolios) are fundamental and may not be changed without the approval of the holders of a majority of the outstanding shares of the portfolio affected. For each of the Funds a majority means the lesser of:

      (1) 67% of the portfolio shares represented at a meeting at which more than 50% of the outstanding portfolio shares are represented, or

      (2) more than 50% of the outstanding portfolio shares.

   The investment objectives of the Janus portfolios are non-fundamental and may be changed by the Fund's Trustees without a shareholder vote.

                                   THE FUNDS

   Each available subaccount of MONY America Variable Account A will invest only in the shares of the Funds. The Funds (except for Janus Aspen Series Capital Appreciation Portfolio) are diversified, open-end management investment companies. The Janus Aspen Series Capital Appreciation Portfolio is a non-diversified, open-end management investment company. The Funds are registered with the SEC under the Investment Company Act of 1940. These registrations do not involve supervision by the SEC of the management or investment practices or policies of the Funds. The Funds, or any of them, may withdraw from sale any or all the respective portfolios as allowed by applicable law.

The Alger American Fund

   Fred Alger Management, Inc., is each portfolio's investment adviser. The investment adviser is responsible for managing each portfolio's assets according to its goal and for placing orders with broker-dealers to purchase and sell securities on behalf of each portfolio. The investment adviser fee for each portfolio is shown in the table below.

              Portfolio                            Investment Adviser Fee
--------------------------------------------------------------------------------------

Alger American Balanced Portfolio      Annual rate of 0.75% of the portfolio's average
                                       daily net assets.
--------------------------------------------------------------------------------------

Alger American MidCap Growth Portfolio Annual rate of 0.80% of the portfolio's average daily net assets.

Enterprise Accumulation Trust

   Enterprise Accumulation Trust has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Enterprise Capital Management, Inc. ("Enterprise Capital"), a wholly owned subsidiary of MONY, is the investment adviser of Enterprise Accumulation Trust. Enterprise Capital is responsible for the overall management of the portfolios, including meeting the investment objectives and policies of the portfolios. Enterprise Capital contracts with sub-investment advisers to assist in managing the portfolios. For information about the sub-advisers for each portfolio, see the Enterprise Accumulation Trust prospectus included in this Prospectus Portfolio. Enterprise Accumulation Trust pays an investment adviser fee to Enterprise Capital which in turn pays the sub-investment advisers. Fees are deducted daily and paid to Enterprise Capital on a monthly basis. The sub-investment adviser and daily investment adviser fees and sub-investment adviser fees for each portfolio are shown in the table below:

Portfolio and Sub-Investment Adviser       Investment Adviser Fee            Sub-Investment Adviser Fee
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 Equity Income Portfolio             Annual rate of 0.75% of the        Annual rate of 0.30% of the first
                                     portfolio's average daily net      $100 million, 0.25% of the next
 1740 Advisers, Inc. (affiliate of   assets.                            $100 million, and 0.20% in excess
 MONY Life Insurance                                                    of $200 million of the portfolio's
 Company of America) is the                                             average daily net assets.
 sub-investment adviser.
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 Global Socially Responsive          Annual rate of 0.90% of the        Annual rate of 0.45% of the first
 Portfolio                           portfolio's average daily net      $100 million; 0.40% of the next
                                     assets.                            $100 million; and 0.30% in excess
 Rockefeller & Co., Inc. is the                                         of $200 million of the portfolio's
 sub-investment adviser.                                                average daily net assets.
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 Growth Portfolio                    Annual rate of 0.75% of the        Annual rate of 0.30% of the first
                                     portfolio's average daily net      $1 billion and 0.20% in excess of
 Montag & Caldwell, Inc. is the      assets.                            $1 billion of the portfolio's
 sub-investment adviser.                                                average daily net assets.
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 Growth and Income Portfolio         Annual rate of 0.75% of the        Annual rate of 0.30% of the first
                                     portfolio's average daily net      $100 million, 0.25% of the next
 Retirement System Investors,        assets.                            $100 million, and 0.20% in excess
 Inc. is the sub-investment                                             of $200 million of the portfolio's
 adviser.                                                               average daily net assets.
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 Managed Portfolio                   Annual rate of 0.80% of the first  Wellington Management
                                     $400 million, 0.75% of the next    Company's fee for the assets of the
 Wellington Management               $400 million and 0.70% in excess   Portfolio it manages is an annual
 Company, LLP and Sanford C.         of $800 million of the portfolio's rate of 0.40% up to $500 million,
 Bernstein & Co., LLC are the        average daily net assets.          0.35% of the next $500 million,
 sub-investment advisers.                                               0.30% of the next $1 billion, and
                                                                        0.25% in excess of $2 billion of
                                                                        the portfolio's average daily net
                                                                        assets. Sanford C. Bernstein &
                                                                        Co., Inc.'s fee for the assets of the
                                                                        Portfolio it manages is an annual
                                                                        rate of 0.40% up to $10 million,
                                                                        0.30% from $10 million to $50
                                                                        million, 0.20% from $50 million to
                                                                        $100 million, and 0.10% in excess
                                                                        of $100 million of the portfolio's
                                                                        average daily net assets.

Portfolio and Sub-Investment Adviser       Investment Adviser Fee           Sub-Investment Adviser Fee
----------------------------------------------------------------------------------------------------------

   Multi-Cap Growth Portfolio        Annual rate of 1.00% of the        Annual rate of 0.40% of the
                                     average daily net assets.          average daily net assets.
   Fred Alger Management Inc. is
   the sub-investment adviser.
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   Small Company Growth              Annual rate of 1.00% of the        Annual rate of 0.65% of the first
   Portfolio                         portfolio's average daily net      $50 million, 0.55% of the next
                                     assets.                            $50 million and 0.45% in excess
   William D. Witter, Inc. is the                                       of $100 million of the portfolio's
   sub-investment adviser.                                              average daily net assets.
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   Small Company Value Portfolio     Annual rate of 0.80% of the first  Annual rate of 0.40% of the first
                                     $400 million, 0.75% of the next    $1 billion and 0.30% in excess of
   Gabelli Asset Management          $400 million and 0.70% in excess   $1 billion of the portfolio's
   Company is the sub-               of $800 million of the portfolio's average daily net assets.
   investment adviser.               average daily net assets.
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   Total Return Portfolio            Annual rate of 0.40% of the        Annual rate of 0.25% of the
                                     portfolio's average daily net      portfolio's average daily net
   Pacific Investment                assets.                            assets.
   Management Company, LLP is
   the sub-investment adviser.

INVESCO Variable Investment Funds, Inc.

   INVESCO Funds Group, Inc. is the investment adviser for each of the portfolios. Together with affiliated companies, the investment adviser directs all aspects of the management of the portfolios. The investment adviser fee for each portfolio is shown in the table below.

              Portfolio                            Investment Adviser Fee
--------------------------------------------------------------------------------------

INVESCO VIF -- Financial Services Fund Annual rate of 0.75% of the portfolio's average daily net assets.
--------------------------------------------------------------------------------------

INVESCO VIF -- Health Sciences Fund    Annual rate of 0.75% of the portfolio's average
                                       daily net assets.
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INVESCO VIF -- Telecommunications Fund Annual rate of 0.75% of the portfolio's average daily net assets.

Janus Aspen Series

   Janus Aspen Series has several portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Janus Capital is the investment adviser to each of the portfolios and is responsible for the day-to-day management of the investment portfolios and other business affairs of the portfolios. The daily investment adviser fee for each portfolio is shown in the table below.

          Portfolio                          Investment Adviser Fee
----------------------------------------------------------------------------------

Capital Appreciation Portfolio Annual rate of 0.65% of the portfolio's average daily net assets.
----------------------------------------------------------------------------------

Flexible Income Portfolio      Annual rate of 0.65% of the first $300 million; and
                               0.55% in excess of $300 million of the portfolio's
                               average daily net assets.
----------------------------------------------------------------------------------

International Growth Portfolio Annual rate of 0.65% of the portfolio's average daily net assets.

Lord Abbett Series Fund

   Lord Abbett Series Fund has several portfolios. The shares of the portfolios listed in the table below can be purchased by the subaccounts available to you. Lord, Abbett & Co. is the investment adviser to each of the portfolios and manages the investments of each of the portfolios. The investment adviser fee is shown in the table below.

           Portfolio                      Investment Adviser Fee
  ---------------------------------------------------------------------------

  Bond-Debenture Portfolio    Annual rate of 0.50% of the portfolio's average
                              daily net assets.
  ---------------------------------------------------------------------------

  Growth and Income Portfolio Annual rate of 0.50% of the portfolio's average daily net assets.
  ---------------------------------------------------------------------------

  Mid-Cap Value Portfolio     Annual rate of 0.75% of the portfolio's average
                              daily net assets.

MFS(R) Variable Insurance Trust/SM/

   MFS Variable Insurance Trust contains a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available through our product. Massachusetts Financial Services Company is the investment adviser to each of the portfolios and manages the investments of each of the portfolios. The investment adviser fee is shown in the table below.

           Portfolio                     Investment Adviser Fee
   -------------------------------------------------------------------------

   MFS Mid Cap Growth Series Annual rate of 0.75% of the portfolio's average daily net assets.
   -------------------------------------------------------------------------

   MFS New Discovery Series  Annual rate of 0.90% of the portfolio's average daily net assets.
   -------------------------------------------------------------------------

   MFS Total Return Series   Annual rate of 0.75% of the portfolio's average
                             daily net assets.
   -------------------------------------------------------------------------

   MFS Utilities Series      Annual rate of 0.75% of the portfolio's average
                             daily net assets.

MONY Series Fund, Inc.

   MONY Series Fund, Inc. has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Each of the portfolios has different investment objectives and policies. The Company is a registered investment adviser under the Investment Advisers Act of 1940. The Company, as investment adviser, currently pays the compensation of the Fund's directors, officers, and employees who are affiliated in some way with the Company. MONY Series Fund, Inc. pays for all other expenses including, for example, the calculation of the net asset value of the portfolios. To carry out its duties as an investment adviser, the Company has entered into a Services Agreement with MONY to provide personnel, equipment, facilities and other services. As the investment adviser to MONY Series Fund, Inc., the Company receives a daily investment adviser fee for each portfolio (see chart below). Fees are deducted daily and paid to the Company monthly.

   The following table describes the portfolios available and the investment advisory fees:

           Portfolio                          Investment Adviser Fee
-----------------------------------------------------------------------------------

Government Securities Portfolio Annual rate of 0.50% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's aggregate
                                average daily net assets.
-----------------------------------------------------------------------------------

Long Term Bond Portfolio        Annual rate of 0.50% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's aggregate
                                average daily net assets.
-----------------------------------------------------------------------------------

Money Market Portfolio          Annual rate of 0.40% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% of assets
                                in excess of $800 million of the portfolio's
                                aggregate average daily net assets.

PBHG Insurance Series Fund

   PBHG Insurance Series Fund has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Pilgrim Baxter & Associates, Ltd. is the investment adviser for each of the portfolios. Pilgrim Baxter Value Investors, Inc., a wholly-owned subsidiary of Pilgrim Baxter & Associates, Ltd., is the sub-investment adviser for the Mid-Cap and Select Value Portfolios. The investment adviser fees and sub-investment adviser fees for each portfolio are shown in the table below. The sub-investment adviser fee for each portfolio is paid by Pilgrim Baxter & Associates, Ltd. and not by the portfolios.

Portfolio and Investment Sub-Adviser    Investment Adviser Fee      Sub-Investment Adviser Fee
------------------------------------------------------------------------------------------------

PBHG Mid-Cap Value                   Annual rate of 0.85% of the   Annual rate of 0.50% of the
Portfolio                            portfolio's average daily net portfolio's average daily net
Pilgrim Baxter Value Investors,      assets.                       assets.
Inc. is the sub-investment
adviser.
------------------------------------------------------------------------------------------------

PBHG Select Value Portfolio          Annual rate of 0.65% of the   Annual rate of 0.40% of the
Pilgrim Baxter Value Investors,      portfolio's average daily net portfolio's average daily net
Inc. is the sub-investment           assets.                       assets.
adviser.

PIMCO Variable Insurance Trust

   PIMCO Variable Insurance Trust has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Pacific Investment Management Company LLC is the investment adviser for the portfolios and is responsible for managing the investment activities of the portfolios and the portfolios' business affairs and other administrative matters. The investment adviser fee for each portfolio is shown in the table below.

                      Portfolio           Investment Adviser Fee
              ----------------------------------------------------

              Global Bond Portfolio      Annual rate of 0.25% of
                                         the portfolio's average
                                         dailynet assets.
              ----------------------------------------------------

              Real Return Bond Portfolio Annual rate of 0.25% of
                                         the portfolio's average
                                         dailynet assets.
              ----------------------------------------------------

              StocksPLUS Growth and      Annual rate of 0.40% of
              Income Portfolio           the portfolio's average
                                         dailynet assets.

The Universal Institutional Funds, Inc.

   Morgan Stanley Asset Management* is the investment adviser to each of the portfolios and manages the investments of each of the portfolios. The investment adviser fee is shown in the table below.

                      Portfolio          Investment Adviser Fee
              ---------------------------------------------------

              Emerging Markets Equity   Annual rate of 1.25% of
              Portfolio                 the first $500
                                        million;1.20% from $500
                                        million to $1 billion;
                                        and 1.15% inexcess of $1
                                        billion of the
                                        portfolio's average
                                        dailynet assets.
              ---------------------------------------------------

              Global Value Equity       Annual rate of 0.80% of
              Portfolio                 the first $500
                                        million;0.75% from $500
                                        million to $1 billion;
                                        and 0.70% inexcess of $1
                                        billion of the
                                        portfolio's average
                                        dailynet assets.
              ---------------------------------------------------

              U. S. Real Estate         Annual rate of 0.80% of
              Portfolio                 the first $500
                                        million;0.75% from $500
                                        million to $1 billion;
                                        and 0.70% inexcess of $1
                                        billion of the
                                        portfolio's average
                                        dailynet assets.

* Morgan Stanley Asset Management Inc. changed its name to Morgan Stanley Investment Management Inc. but continues to do business in certain instances using the name Morgan Stanley Asset Management.

   Each Owner should periodically review their allocation of Purchase Payments and Fund Values among the subaccounts and the guaranteed interest account in light of their current objectives, the current market conditions, and the risks of investing in each of the Funds' various portfolios. A full description of the objectives, policies, restrictions, risks and expenses for each of the Funds' portfolios can be found in the accompanying prospectus for each of the Funds. The prospectus for each of the Funds should be read carefully together with this prospectus before investing.

Purchase of Portfolio Shares by MONY America Variable Account A

   MONY America Variable Account A will buy and redeem shares from the Funds at net asset value. Shares will be redeemed when needed for the Company to:

   . Collect charges under the Contracts.

   . Pay Cash Value on full surrenders of the Contracts.

   . Fund partial surrenders.

   . Provide benefits under the Contracts.

   . Transfer assets from one subaccount to another or between one or more subaccounts of MONY America Variable Account A and the Guaranteed Interest Account as requested by Owners.

Any dividend or capital gain distribution received from a portfolio of a Fund will be:

   . Reinvested immediately at net asset value in shares of that portfolio.

   . Kept as assets of the corresponding subaccount.


  Cash Value -- The Contract's Fund Value, less (1) any applicable Surrender Charge, (2) any outstanding loan, and (3) any applicable market value adjustment.

   The Boards of Directors or Trustees of the Funds monitor the respective Fund for the existence of material irreconcilable conflict between the interests of variable annuity Owners and variable life insurance Owners. The Boards shall report any such conflict to the boards of the Company and its affiliates. The Boards of Directors of the Company and its affiliates have agreed to be responsible for reporting any potential or existing conflicts to the Directors and Trustees of each of the Funds. The Boards of Directors of the Company and its affiliates will remedy any conflict at their own cost. The remedy may include establishing a new registered management investment company and segregating the assets underlying the variable annuity contracts and the variable life insurance contracts.

Guaranteed Interest Account

   The Guaranteed Interest Account is a part of the Company's General Account and consists of all the Company's assets other than assets allocated to separate investment accounts of the Company, including MONY America Variable Account A.

   Crediting of Interest. Any Net Purchase Payments you as Owner of the Contract allocate to the Guaranteed Interest Account will be credited with interest at the rate declared by the Company. The Company guarantees that the rate credited will not be less than 3.5% (0.0094%, compounded daily). If you allocate purchase payments or transfer funds to the Guaranteed Interest Account, you will choose between accumulation periods of 3, 5, 7, or 10 years for contracts issued in most states. The accumulation period is limited to one year for contracts issued in Maryland, Massachusetts, New Jersey, Oklahoma, Oregon, Pennsylvania, South Carolina, Texas and Washington. Before the beginning of each calendar month, the Company will declare interest rates for each period, if those rates will be higher than the guaranteed rate. Each interest rate declared by the Company will be applicable for all Net Purchase Payments received or transfers from MONY America Variable Account A completed within the period during which it is effective. Purchase payments you allocate to the Accumulation

Period you select will receive this interest rate for the entire period. Within 45 days, but not less than 15 days before the Accumulation Period expires, we will notify you of the new rates we are then declaring. When the period expires you can (1) elect an accumulation period of 3, 5, 7, or 10 years (except in certain states where the accumulation period is limited to a one year period) or (2) elect to transfer the entire amount allocated to the expiring accumulation period to the separate account. If you make no election, the entire amount allocated to the expiring accumulation period will automatically be held for an accumulation period of the same length. If that period will extend beyond the maturity date or if that period is no longer offered, the money will be transferred into the Money Market subaccount.

   Surrenders. When you as Contract Owner request Contract Fund Values from the Guaranteed Interest Account be transferred to MONY America Variable Account A, surrendered, loaned to you, or used to pay any charge imposed in accordance with the Contract, you must tell the Company the source by interest rate accumulation period of amounts you request be transferred, surrendered, loaned, or used to pay charges.

   Market Value Adjustment. Amounts taken from the Guaranteed Interest Account because of partial and full surrenders or transfers from the Guaranteed Interest Account are subject to Market Value Adjustment for contracts issued in most states. This Adjustment is determined by multiplying the amount of the surrender or transfer from each accumulation period and interest rate by the following factor:

                   [ (1 + a) / (1 + b) ] /(n-t) /  12) - /1

where

       a = rate declared at the beginning of accumulation period

       b = rate then currently declared for an accumulation period equal to the time remaining in the guaranteed period, plus 0.25%

       n = guaranteed period in months

       t = number of elapsed months (or portion thereof) in the guaranteed period

   If an Accumulation Period equal to the time remaining is not issued by the Company, the rate will be an interpolation between two available Accumulation Periods. If two such Periods are not available, we will use the rate for the next available Accumulation Period.

   Market Value Adjustments do not apply for partial or full surrenders or transfers requested within 30 days of the end of the accumulation period, nor to any benefits paid upon the death of the Annuitant. The Market Value Adjustment does apply to benefits paid upon death of the Owner. Market Value Adjustments also do not apply to contracts issued in Maryland, Massachusetts, New Jersey, Oklahoma, Oregon, Pennsylvania, South Carolina, Texas and Washington. In addition, contracts issued in these states must maintain a minimum fund value balance of $2,500 in the Guaranteed Interest Account when an allocation to this account is chosen.

   The Guaranteed Interest Account and its Market Value Adjustment feature are described in greater detail in a separate prospectus attached to this prospectus for your convenience.

                    DETAILED INFORMATION ABOUT THE CONTRACT

   The Fund Value in MONY America Variable Account A and in the Guaranteed Interest Account with Market Value Adjustment provide many of the benefits of your Contract. The information in this section describes the benefits, features, charges and major provisions of the Contract and the extent to which those depend upon the Fund Value, particularly the Fund Value in MONY America Variable Account A. Attached to this prospectus is a prospectus describing the Guaranteed Interest Account with Market Value Adjustment and its various features, charges and major provisions.

Payment and Allocation of Purchase Payments

  Issue Ages

   The issue ages for the three benefit option packages available under the Contract vary as per the table below. The maximum issue age of the Annuitant for Option 1 is 85. The maximum issue age of the Annuitant for Option 2 and Option 3 is 79.


                                Option 1 Option 2 Option 3
                     -------------------------------------

                     Issue Ages   0-85     0-79     0-79

  Issuance of the Contract

   Individuals who want to buy a Contract must:

      (1) Complete an application;

      (2) Personally deliver the application to

          (a) a licensed agent of the Company who is also a registered representative of the principal underwriter for the Contracts, MONY Securities Corporation ("MSC"), or

          (b) a registered representative of a broker dealer which had been authorized by MSC to sell the Contract;

      (3) Pay the minimum initial purchase payment.

   The minimum purchase payment for individuals varies depending upon the use of the Contract, the method of purchase and the benefit option package selected. The chart below shows the minimum purchase payment for each situation.

                    Use of Contract or
             Method of Making Purchase Payment                     Minimum Purchase Payment
---------------------------------------------------------------------------------------------------

Individual retirement accounts and annuities under Section  $2,000
408 of the Code (other than Simplified Employee Pensions).
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Non-Qualified Plans.                                        Option 1                         $5,000
                                                            Option 2                        $10,000
                                                            Option 3                        $10,000
---------------------------------------------------------------------------------------------------

H.R. 10 plans (self-employed individuals' retirement plans  $600 under 401 or 403(c) of the Code), certain corporate or
association retirement plans, Simplified Employee Pensions
under Section 408 and 408A of the Code.
---------------------------------------------------------------------------------------------------

Annuity purchase plans sponsored by certain tax-exempt      $600
organizations, governmental entities and deferred
compensation plans under Section 457 of the Code.
---------------------------------------------------------------------------------------------------

Payroll deduction and automatic checking account withdrawal Annualized rate of $600 (i.e., $600 per
plans.                                                      year, $300 semiannually, $150 quarterly
                                                            or $50 per month)
---------------------------------------------------------------------------------------------------

Government Allotment Plans                                  $50 per month

  Government Allotment Plans -- Payroll deduction plans used for financial products by government employees.

Additional purchase payments of at least $100 may be made at any time. However, for certain automatic payment plans, the smallest additional payment is $50.

   The Company reserves the right to revise its rules from time to time to specify different minimum Purchase Payments. In addition, the prior approval of the Company is needed before it will accept a Purchase Payment if, with that
Payment:

      (1) Cumulative Purchase Payments made under any one or more Contracts held by the Contract Owner, less

      (2) The amount of any prior partial surrenders and their Surrender Charges exceed $1,500,000.

   The Company reserves the right to reject an application for any reason permitted by law.

  Effective Date -- The date the contract begins as shown in the Contract.

   Net Purchase Payments received before the Effective Date will be held in the Company's General Account and will be credited with interest at not less than 3.5% per year if:

      (1) The Contract is issued by the Company, and

      (2) The Contract is accepted by the Owner.

No interest will be paid if the Contract is not issued or if it is declined by the Owner. Net Purchase Payments will be held in the Company's General Account if:

      (1) The application is approved,

      (2) The Contract is issued, and

      (3) The Owner accepts the Contract.

These amounts will be held in that Account pending end of the Right to Return Contract Period. (See below.) Interest will be credited on amounts held in the General Account beginning on the date the amounts are received. Amounts are received on the day of actual receipt at the Company's Operations Center. The prospective buyer will be told the reasons for the delay, the initial Purchase Payment will be returned in full and the application declined if:

      (1) The application is not complete when received, and

      (2) The application is not completed within 5 days.

The application will not be declined if the prospective buyer consents to the Company's keeping the Purchase Payment until the application is completed.

  Right to Return Contract Provision

   The Owner may return the Contract within 10 days of the delivery date. The Contract must be returned to the Company or any agent of the Company. When the Company receives the Contract, it will be voided as if it were never in effect. The amount to be refunded is equal to all purchase payments received by the Company.

   For contracts issued in the State of Washington, an additional 10% penalty will be added to any purchase payment refund due that is not paid within 30 days of return of the Contract to the Company. For contracts issued in the State of Oklahoma, if payment is delayed more than 30 days, the Company will pay interest on the proceeds at a rate required by Oklahoma law.

  Allocation of Payments and Fund Value

   Allocation of Payments. On the application, the Owner may allocate Net Purchase Payments to any of the available subaccounts of MONY America Variable Account A or to the Guaranteed Interest Account. Net Purchase Payments (and any interest thereon) are held in the General Account if they are received before the end of the Right to Return Contract Period. The Net Purchase Payments will earn interest at a rate not less than 3.5% per year beginning on the later of

      (1) the Effective Date of the Contract, or

      (2) the date the Payment is received at the Company's Operations Center.

   The portion of Net Purchase Payments allocated to the Guaranteed Interest Account will be held in the Guaranteed Interest Account of the General Account for the specified period selected and will be credited with interest at the rate declared by the Company for that specified period. The portion of Net Purchase Payments allocated to the subaccounts will earn 3.5% annual interest until the Right to Return Contract Period expires (See "Right to Return Contract Provision" above.) After the Right to Return Contract Period has expired, the value of Net Purchase Payments allocated to the subaccounts will automatically be transferred to MONY America Variable Account A subaccount(s) according to the Owner's percentage allocation.

   After the Right to Return Contract Period, under a non-automatic payment plan, if the Owner does not:

      (1) Specify the amount to be allocated among subaccounts, or

      (2) Specify the percentage to be allocated among subaccounts, or

      (3) The amount or percentage specified is incorrect or incomplete, the Net Purchase Payments will be allocated under the Owner's most recent instructions on record with the Company. The amount specified must not be less than $10.00 and the percentage specified must not be less than 5% of the Payment. For automatic payment plans, Net Purchase Payments will be allocated according to the Owner's most recent instructions on record.

   The Owner may change the specified allocation formula for future Net Purchase Payments at any time without charge by sending written notification to the Company at the Operations Center. Prior allocation instructions may also be changed by telephone subject to the rules of the Company and its right to terminate telephone allocation. The Company reserves the right to deny any telephone allocation request. If all telephone lines are busy (for example, during periods of substantial market fluctuations), Owners may be unable to request telephone allocation changes by telephone. In such cases, a Owner would submit a written request. Any such change, whether made in writing or by telephone, will be effective when recorded on the records of the Company, in accordance with the requirements of state insurance departments and the Investment Company Act of 1940. The Company has adopted rules relating to changes of allocations by telephone which, among other things, outlines procedures designed, and which the Company believes are reasonable, to prevent unauthorized instructions. If these procedures are followed:

      (1) The Company shall not be liable for any loss as a result of following fraudulent telephone instructions; and

      (2) The Owner will, therefore, bear the entire risk of loss due to fraudulent telephone instructions.

A copy of the rules and the Company's form for electing telephone allocation privileges is available from licensed agents of the Company who are registered representatives of MSC or by calling 1-800-487-6669. The telephone allocation privileges may also be elected by completing the telephone authorization section on the Contract application. The Company's form or a Contract application with the telephone authorization completed must be signed and received at the Company's Operations Center before telephone allocation instructions will be accepted.

   Net Purchase Payments may be allocated in whole percentages to any of the available subaccounts and to the Guaranteed Interest Account. Allocations must be in whole percentages, and no allocation may be for less than 5% of a Net Purchase Payment. Allocation percentages must total 100%. Contracts issued in Maryland, Massachusetts, New Jersey, Oklahoma, Oregon, Pennsylvania, South Carolina, Texas and Washington must maintain a minimum fund value balance of $2,500 in the Guaranteed Interest Account when an allocation to said account is chosen.

   When allocated Purchase Payments are received they are credited to subaccounts of MONY America Variable Account A in the form of Units. The number of Units is determined by dividing the dollar amount allocated to a particular subaccount by the unit value for that subaccount for the Business Day on which the Purchase Payment is received.

  Calculating Unit Values for Each Subaccount

   The unit value of each subaccount on its first Business Day was set at $10.00. To determine the unit value of a subaccount on any later Business Day, the Company takes the prior Business Day's Unit Value and multiplies it by the Net Investment Factor for the current Business Day. The Net Investment Factor is used to measure the investment performance of a subaccount from one Business Day to the next. The Net Investment Factor for each subaccount equals:

      (1) the net asset value per share of each Fund held in the subaccount at the end of the current Business Day divided by

      (2) the net asset value per share of each Fund held in the subaccount at the end of the prior Business day, minus

      (3) the daily mortality and expense risk charge and any other applicable charges adjusted for the number of days in the period.

      (4) Divide the resulting amount by the number of units held in the subaccount on the Business Day before the purchase or redemption of any units on that date.

   The unit value of these subaccounts may increase, decrease or remain the same from Business Day to Business Day. The Unit value depends on the investment performance of the portfolio of the Fund in which the subaccount invests and any expenses and charges deducted from MONY America Variable Account A. The Owner bears the entire investment risk. Owners should periodically review their allocations of payments and values in light of market conditions and overall financial planning requirements.

  Calculation of Guaranteed Interest Account Fund Value

   Net Purchase Payments to be allocated to the Guaranteed Interest Account will be credited to the accumulation period chosen by the Contract Owner on

      (1) the date received at the Operations Center, or

      (2) if the day Payments are received is not a Business Day, then on the next Business Day.

Interest will be credited daily.

  Calculation of Fund Value

   The Contract's Fund Value will reflect:

   . The investment performance of the selected subaccount(s) of MONY America
     Variable Account A.

   . Amounts credited (including interest) to the Guaranteed Interest Account.

   . Any Net Purchase Payments.

   . Any Partial Surrenders.

   . All Contract charges (including surrender charges and market value adjustments) imposed.

There is no guaranteed minimum Fund Value, except to the extent Net Purchase Payments have been allocated to the Guaranteed Interest Account. Because a Contract's Fund Value at any future date will be dependent on a number of variables, it cannot be predetermined.

   The Fund Value will be computed first on the Effective Date and thereafter on each Business Day. On the Effective Date, the Contract's Fund Value will be the Net Purchase Payments received plus any interest credited on those Payments during the period when Net Purchase Payments are held in the General Account. (See "Issuance of the Contract" at page 31.)

   After amounts allocated to the subaccounts are transferred from the General Account to MONY America Variable Account A, on each Business Day, the Contract's Fund Value will be computed as follows:

      (1) Determine the aggregate of the Fund Values attributable to the Contract in each of the subaccounts on the Business Day. This is done by multiplying the subaccount's Unit value on that date by the number of subaccount Units allocated to the Contract;

      (2) Add any amount credited to the Guaranteed Interest Account. This amount is the aggregate of all Net Purchase payments and:

           . The addition of any interest credited.

           . Addition or subtraction of any amounts transferred.

           . Subtraction of any partial surrenders.

           . Subtraction of any Contract charges, deductions, and any Market
             Value Adjustments

      (3) Add the value attributable to any loan account;

      (4) Add any Net Purchase Payment received on that Business Day;

      (5) Subtract any partial surrender amount and its Surrender Charge made on that Business Day;

      (6) Subtract any Annual Contract Charge and/or transfer charge deductible on that Business Day.

   In computing the Contract's Fund Value, the number of subaccount Units allocated to the Contracts is determined after any transfers among subaccounts or between one or more of the subaccounts and the Guaranteed Interest Account. Any transfer charges are also deducted. However, the computation of the Contract's Fund Value is done before any other Contract transactions on the Business Day, such as:

   . Receipt of Net Purchase Payments.

   . Partial Surrenders.

If a transaction would ordinarily require that the Contract's Fund Value be computed for a day that is not a Business Day, the next following Business Day will be used.

   Transfers. You may transfer the value of the Contract among the subaccounts after the Right to Return Contract Period has expired by sending a proper written request to the Company's Operations Center. Transfers may be made by telephone if proper authorization has been received at the Company's Operations Center. See "Allocations of Payments and Fund Value," page 33. Currently, there are no limitations on the number of transfers between subaccounts.

   A transfer charge is not currently imposed on transfers. (See "Charges Against Fund Value -- Transfer Charge" at page 45.) However, the Company reserves the right to impose a charge which will not exceed $25 per transfer after the first twelve transfers in any Contract Year (except for contracts issued in the states of South Carolina and Texas where it will not exceed $10). If imposed the charge will be deducted from the first subaccount(s) or the Guaranteed Interest Account you designate funds to be transferred from. This charge is in addition to the amount transferred. All transfers in a single request are treated as one transfer transaction. A transfer resulting from the first reallocation of Fund Value at the end of the Right to Return Contract Period will not be subject to a transfer charge. Under present law, transfers are not taxable transactions.

  Contract Year -- Any period of twelve (12) months commencing with the Effective Date and each Contract Anniversary thereafter.

   Transfers Involving the Guaranteed Interest Account. Transfers may be made from the Guaranteed Interest Account at any time, but, if they are made before the end of the 3, 5, 7, or 10 year accumulation period there will be a Market Value Adjustment for contracts issued in most states. If the transfer request is received within 30 days before the end of the Accumulation Period, no market value adjustment will apply.

   Contracts issued in Maryland, Massachusetts, New Jersey, Oklahoma, Oregon, Pennsylvania, South Carolina, Texas and Washington must maintain a minimum Fund Value in the Guaranteed Interest Account of $2,500.

Termination of the Contract

   The Contract will remain in effect until the earlier of

      (1) the date the Contract is surrendered in full,

      (2) the date annuity payments start,

      (3) the Contract Anniversary on which, after deduction for any Annual Contract Charge then due, no Fund Value in the subaccounts and the Guaranteed Interest Account remains in the Contract, or

      (4) the date the Death Benefit is payable under the Contract.

  Contract Anniversary -- An anniversary of the Effective Date of the Contract.

  Effective Date -- The date shown as the Effective Date of the Contract.

                                  SURRENDERS

   The Owner may elect to make a surrender of all or part of the Contract's value provided it is:

   . On or before the annuity payments start, and

   . During the lifetime of the Annuitant.

Any such election shall specify the amount of the surrender. The surrender will be effective on the date a proper written request is received by the Company at its Operations Center.

   The amount of the surrender may be equal to the Contract's Cash Value, which is its Fund Value less

      (1) any applicable Surrender Charge,

      (2) any applicable Market Value Adjustment, and

      (3) any Outstanding Debt.

The Surrender may also be for a lesser amount (a "partial surrender"). Requested partial surrenders that would leave a Fund Value of less than $1,000 are treated and processed as a full surrender. In such case, the entire Cash Value will be paid to the Owner. For a partial surrender, any Surrender Charge or any applicable Market Value Adjustment will be in addition to the amount requested by the Owner.

  Market Value Adjustment -- An amount added to or deducted from the amount surrendered or transferred from the Guaranteed Interest Account for Contracts issued in certain states.

  Accumulation Period -- Currently 3, 5, 7 and 10 years. The Period starts on the Business Day that falls on, or next follows the date the purchase payment is transferred into the Guaranteed Interest Account and ends on the monthly contract anniversary immediately prior to the last day of that Period. (The accumulation period is limited to one year for contracts issued in Maryland, Massachusetts, New Jersey, Oklahoma, Oregon, Pennsylvania, South Carolina, Texas and Washington.)

   A surrender will result in the cancellation of Units and the withdrawal of amounts credited to the Guaranteed Interest Account accumulation periods as chosen by the Owner. The aggregate value of the surrender will be equal to the dollar amount of the surrender plus, if applicable, any Surrender Charge and any applicable Market Value Adjustment. For a partial surrender, the Company will cancel Units of the particular subaccounts and withdraw amounts from the Guaranteed Interest Account accumulation period under the allocation specified by the Owner. The Unit value will be calculated as of the Business Day the surrender request is received. Allocations may be by either amount or percentage. Allocations by percentage must be in whole percentages (totaling 100%). At least 5% of the partial surrender must be allocated to any subaccount designated by the Owner. The request will not be accepted if

   . there is insufficient Fund Value in the Guaranteed Interest Account or a subaccount to provide for the requested allocation against it, or

   . the request is incorrect.

   Any surrender charge will be allocated against the Guaranteed Interest Account and each subaccount in the same proportion that each allocation bears to the total amount of the partial surrender. Contracts issued in Maryland, Massachusetts, New Jersey, Oklahoma, Oregon, Pennsylvania, South Carolina, Texas and Washington must maintain a minimum Fund Value in the Guaranteed Interest Account of $2,500.

   Any cash surrender amount will be paid in accordance with the requirements of state insurance departments and the Investment Company Act of 1940. However, the Company may be permitted to postpone such payment under the 1940 Act. Postponement is currently permissible only for any period during which

      (1) the New York Stock Exchange is closed other than customary weekend and holiday closings, or

      (2) trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, or

      (3) an emergency exists as a result of which disposal of securities held by the Fund is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Fund.

Any cash surrender involving payment from amounts credited to the Guaranteed Interest Account may be postponed, at the option of the Company, for up to 6 months from the date the request for a surrender or proof of death is received by the Company. Surrenders involving payment from the Guaranteed Interest Account may in certain circumstances and in certain states also be subject to a Market Value Adjustment, in addition to a surrender charge. The Owner may elect to have the amount of a surrender settled under one of the Settlement Options of the Contract. (See "Annuity Provisions" at page 48.)

   Contracts offered by this prospectus may be issued in connection with retirement plans meeting the requirements of certain sections of the Internal Revenue Code. Owners should refer to the terms of their particular retirement plan for any limitations or restrictions on cash surrenders.

   The tax results of a cash surrender should be carefully considered. (See "Federal Tax Status" at page 57.)

                                     LOANS

   Qualified Contracts issued under an Internal Revenue Code Section 401(k) plan will have a loan provision (except in the case of contracts issued in Vermont). All of the following conditions apply in order for the amount to be considered a loan, rather than a (taxable) partial surrender:

   . The term of the loan must be 5 years or less.

   . Repayments are required at least quarterly and must be substantially level.

   . The loan amount is limited to certain dollar amounts as specified by the IRS.

   The Owner (Plan Trustee) must certify that these conditions are satisfied.

   In any event, the maximum outstanding loan on a contract is 50% of the Fund Value of the subaccounts and/or the Guaranteed Interest Account. Loans are not permitted before the end of the Right to Return Period. In requesting a loan, the Contract Owner must specify the subaccounts from which Fund Value equal to the amount of the loan requested will be taken. Loans from the Guaranteed Interest Account are not taken until Fund Value in the subaccounts is exhausted. If in order to provide the Contract Owner with the amount of the Loan requested, Fund Values must be taken from the Guaranteed Interest Account, then the Contract Owner must specify the Accumulation Periods from which Fund Values equal to such amount will be taken. If the Contract Owner fails to specify subaccounts and Accumulation Periods, the request for a loan will be returned to the Contract Owner.

   Values are transferred to a loan account that earns interest at an annual rate of 3.5%. The annual loan interest rate charged will be 6%.

   Loan repayments must be specifically earmarked as loan repayment and will be allocated to the subaccounts and/or the Guaranteed Interest Account using the most recent payment allocation on record.

                                 DEATH BENEFIT

Death Benefit Provided by the Contract

   The Company will pay a Death Benefit to the Beneficiary if

      (1) the Annuitant dies, and

      (2) the death occurs before the annuity payments start.

   If there are funds allocated to the Guaranteed Interest Account at the time of death, any applicable market value adjustment will be waived. If the death of the Annuitant occurs on or after the annuity payments start, no Death Benefit will be payable except as may be provided under the Settlement Option elected.

   The Death Benefit depends upon the benefit option package in effect on the date the Annuitant dies.

              Option 1                              Option 2                             Option 3
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The greater of:                       The greatest of:                      The greatest of:
--------------------------------------------------------------------------------------------------------------
(1) The Fund Value less any           (1) The Fund Value less any           (1) The Fund Value less any
Outstanding Debt on the date due      Outstanding Debt on the date due      Outstanding Debt on the date due
proof of the Annuitant's death is     proof of the Annuitant's death is     proof of the Annuitant's death is
received by the Company.              received by the Company.              received by the Company.
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or                                    or                                    or
(2) The Purchase Payments paid,       (2) The Purchase Payments paid,       (2) The Purchase Payments paid,
less any partial surrenders and their less any partial surrenders and their less any partial surrenders and
Surrender Charges and less any        Surrender Charges and less any        their Surrender Charges and less
Outstanding Debt.                     Outstanding Debt.                     any Outstanding Debt.
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                                      or                                    or
                                      (3) Step Up Value (see                (3) Step Up Value (see
                                      description below)                    description below)
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                                                                            or
                                                                            (4) Roll Up Value (see description
                                                                            below)
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                                      Plus:                                 Plus:
--------------------------------------------------------------------------------------------------------------
                                      Earnings Increase Death Benefit       Earnings Increase Death Benefit
                                      (see "Earnings Increase Death         (see "Earnings Increase Death
                                      Benefit" section)                     Benefit" section)

  Step Up Value

   On the first Contract anniversary, the Step Up Value is equal to the Fund Value of the Contract. Thereafter, on each subsequent Contract anniversary prior to the Annuitant's 81st birthday, the step up value will be recalculated to equal the greater of:

      (a) the Fund Value on that Contract anniversary; or

      (b) the step up value most recently calculated

          . reduced proportionately* by any partial surrenders including surrender charges and any applicable market value adjustments assessed since the last recalculation anniversary,

          . plus any purchase payments made since the last recalculation anniversary.
----------
* In the calculations of Step Up Value and Roll Up Value, for each partial surrender, the proportionate reduction is equal to the amount of that partial surrender divided by the Fund Value immediately before the partial surrender.

   On each Contract anniversary on or after the annuitant's 81st birthday, the Step Up Value shall be equal to the step up value on the anniversary preceding the annuitant's 81st birthday reduced proportionately by any partial surrenders including surrender charges and any applicable market value adjustments assessed since that anniversary plus any Purchase Payments made since that anniversary.

   The Step Up Value payable on death will be the step up value on the Contract anniversary immediately preceding the death of the Annuitant (or Secondary Annuitant, if any)

   . Reduced proportionately by any partial surrenders including surrender charges and any applicable market value adjustments assessed since that anniversary,

   . plus any Purchase Payments made since that anniversary, and

   . less any Outstanding Debt.

   In no event will the Step Up Value payable on death exceed 200% of the total Purchase Payments made:

   . reduced proportionately for each partial surrender (including surrender charges and any applicable market value adjustments assessed) and

   . less any Outstanding Debt.

  Roll Up Value


   The Roll Up Value will be calculated as follows. On each Contract anniversary prior to the Annuitant's 81st birthday, the Roll Up Value is the total of


   . Purchase Payments accumulated at an annual interest rate of 5% from the date of the Purchase Payment to the date due proof of death is received by the Company but not beyond the most recent contract anniversary prior to the Annuitant's 81st birthday;

   . plus any Purchase Payments made after the most recent contract anniversary prior to the Annuitant's 81st birthday but before the date due proof of death is received by the Company;


   . less partial surrenders including surrender charges and any applicable market value adjustments accumulated at an annual interest rate of 5% from the date of the partial surrender to the date due proof of death is received by the Company but not beyond the most recent contract anniversary prior to the Annuitant's 81st birthday;


   . less any partial surrenders made after the most recent contract anniversary prior to the Annuitant's 81st birthday but before the date due proof of death is received by the company;

   . less any Outstanding Debt.

   On each Contract anniversary on or after the Annuitant's 81st birthday, the roll up value shall be equal to the Roll Up Value on the anniversary preceding the annuitant's 81st birthday

   . reduced proportionately by any partial surrenders including surrender charges and market value adjustments assessed since that anniversary;

   . plus any Purchase Payments made since that anniversary;

   . less any Outstanding Debt.

   The roll up value payable on death will be the Roll Up Value on the Contract anniversary immediately preceding the death of the Annuitant (or Secondary Annuitant, if any)

   . Reduced proportionately by partial surrenders including surrender charges and any applicable market value adjustments assessed since that anniversary,

   . plus any Purchase Payments made since that anniversary, and

   . less any Outstanding Debt.

   In no event will the roll up value payable on death exceed 200% of the total Purchase Payments made:

   . reduced proportionately for any partial surrenders (including surrender charges and any applicable market value adjustments assessed) and;

   . less any Outstanding Debt.

Earnings Increase Death Benefit

   If Option 2 or Option 3 is selected, an additional death benefit, called the Earnings Increase Amount may be added to the applicable Death Benefit otherwise payable under the Contract. The amount of the Earnings Increase depends upon the age of the Annuitant on the Contract's Effective Date.

   If the Annuitant was age 69 or younger on the Contract's Effective Date, the Earnings Increase Amount is equal to 40% of the lesser of:

      (1) Net Purchase Payments; or

      (2) Fund Value minus Purchase Payments.

   If the Annuitant was age 70 or older on the Contract's Effective Date, the Earnings Increase Amount is equal to 25% of the lesser of:

      (1) Net Purchase Payments; or

      (2) Fund Value minus Purchase Payments.

   The payments and values described in (1) and (2) above

      (a) do not include Purchase Payments made during the 12-month period immediately prior to the date due proof of death is received by the Company; and

      (b) reflect any partial surrenders made including any Surrender Charge and less any Outstanding Debt.

   The Earnings Increase Amount is calculated as of the date due proof of death of the Annuitant prior to the annuity starting date is received by the Company.

Election and Effective Date of Election

   The owner may elect to have the Death Benefit of the Contract applied under one of four Settlement Options to effect an annuity for the Beneficiary as payee after the death of the Annuitant. The election must take place

      (1) during the lifetime of the Annuitant, and

      (2) before the annuity payments start.

If no election of a Settlement Option for the Death Benefit is in effect on the date when proceeds become payable, the Beneficiary may elect

      (1) to receive the Death Benefit in the form of a cash payment; or

      (2) to have the Death Benefit applied under one of the Settlement Options.

(See "Settlement Options" at page 50.) If an election by the payee is not received by the Company within one month following the date proceeds become payable, the payee will be considered to have elected a cash payment. Either election described above may be made by filing a written election with the Company in such form as it may require. Any proper election of a method of settlement of the Death Benefit by the Owner will become effective on the date it is signed. However, any election will be subject to any payment made or action taken by the Company before receipt of the notice at the Company's Operations Center.

   Settlement option availability may be restricted by the terms of any applicable retirement plan and any applicable legislation for any limitations or restrictions on the election of a method of settlement and payment of the Death Benefit.

Payment of Death Benefit

   If the Death Benefits it to be paid in cash to the Beneficiary, payment will be made within seven (7) days of the date

      (1) the election becomes effective, or

      (2) the election is considered to become effective, and

      (3) due proof of death is received.

The Company may be permitted to postpone such payment under the 1940 Act. If the death benefit is to be paid in one sum to the Successor Beneficiary, or to the estate of the deceased Annuitant, payment will be made within seven (7) days of the date due proof of the death of the Annuitant and the Beneficiary is received by the Company.

   For contracts issued in the State of Washington, the Company will pay interest on death proceeds paid in a single sum or settled under a Settlement Option elected after the date of death. Interest will be paid from the date of death to the date of payment or election of a Settlement Option. The interest rate will not be less than the rate required by law.

                            CHARGES AND DEDUCTIONS

   The following table summarizes the charges and deductions under the Contract:


                                 Deductions from Purchase Payments
--------------------------------------------------------------------------------------------------------
Tax Charge                                     Range for State and local -- 0% to 3.5%/(1)/.
                                               Federal -- Currently 0%
                                               (Company reserves the right to charge in the future.)
-------------------------------------------------------------------------------------------------------

                              Daily Deductions from Variable Account A
--------------------------------------------------------------------------------------------------------
Mortality & Expense Risk Charge                Option 1
Annual Rate deducted daily from net assets     Maximum daily rate -- 0.003836%
                                               Maximum annual rate -- 1.40%
                                               _____________________________________________________
                                               Option 2
                                               Maximum daily rate -- 0.005342%
                                               Maximum annual rate -- 1.95%
                                               _____________________________________________________
                                               Option 3
                                               Maximum daily rate -- 0.007671%
                                               Maximum annual rate -- 2.80%
-------------------------------------------------------------------------------------------------------

                                     Deductions from Fund Value
-------------------------------------------------------------------------------------------------------
Annual Contract Charge                         Maximum Annual Contract Charge
Option 1 -- Current charge is $30.                Option 1 -- The annual contract charge may
                                               be increased to a maximum of $50 ($30 in certain
                                               states) on 30 days written notice.

Option 2 -- Current charge is $0.                 Option 2 -- The annual contract charge may
                                               be increased to a maximum of $50 ($30 in certain
                                               states) on 30 days written notice.

Option 3 -- Current charge is $0.                 Option 3 -- The annual contract charge may
                                               be increased to a maximum of $50 ($30 in certain
                                               states) on 30 days written notice.
-------------------------------------------------------------------------------------------------------
Transaction and Other Charges                  Maximum Transaction and Other Charges
Option 1 -- Current charge is $0.                 Option 1 -- The Company has reserved the
                                               right to impose a charge for each transfer after the
                                               first 12 transfers in a Contract Year which will not
                                               exceed $25 ($10 in South Carolina and Texas).

Option 2 -- Current charge is $0.                 Option 2 -- The Company has reserved the
                                               right to impose a charge for each transfer after the
                                               first 12 transfers in a Contract Year which will not
                                               exceed $25 ($10 in South Carolina and Texas).

Option 3 -- Current charge is $0.                 Option 3 -- The Company has reserved the
                                               right to impose a charge for each transfer after the
                                               first 12 transfers in a Contract Year which will not
                                               exceed $25 ($10 in South Carolina and Texas).
-------------------------------------------------------------------------------------------------------
Surrender Charge                               See page 44 for grading schedule and "Charges and
Grades from 7% to 0% of Fund Value surrendered Deductions -- Charges Against Fund Value" for
based on a schedule                            details of how it is computed.
-------------------------------------------------------------------------------------------------------

/(1)/   Company currently assumes responsibility; current charge to Owner 0%.

The following provides additional details of the charges and deductions under the Contract.

Deductions from Purchase Payments

   Deductions may be made from purchase payments for premium or similar taxes prior to allocation of any net purchase payment among the subaccounts. Currently, the Company makes no deduction, but may do so with respect to future payments. If the Company is going to make deductions for such tax from future purchase payments, it will give notice to each affected Owner.

Charges Against Fund Value

  Daily Deduction from MONY America Variable Account A

   Mortality and Expense Risk Charge. The Company assumes mortality and expense risks. A charge for assuming such risks is deducted daily from the net assets of Variable Account A. The charge varies based on the benefit option package selected.

   Option 1 -- For Option 1, the daily mortality and expense risk charge from MONY America Variable Account A is deducted at a current daily rate equivalent to an annual rate of 1.20% from the value of the net assets of MONY America Variable Account A. The rate is guaranteed not to exceed a daily rate equivalent to an annual rate of 1.40% from the value of the net assets of MONY America Variable Account A. Of the 1.20% current mortality and expense risk charge, 0.90% is for assuming mortality risks, and 0.30% is for assuming expense risks. Of the 1.40% maximum mortality and expense risk charge, 0.95% is for assuming mortality risks, and 0.45% is for assuming expense risks. The mortality and expense risk charge is deducted from MONY America Variable Account A, and therefore the subaccounts, on each Business Day. These charges will not be deducted from the Guaranteed Interest Account. Where the previous day (or days) was not a Business Day, the deduction currently on the next Business Day will be 0.003288% (guaranteed not to exceed 0.003836%) multiplied by the number of days since the last Business Day.

   Option 2 -- For Option 2, the daily mortality and expense risk charge from MONY America Variable Account A is deducted at a current daily rate equivalent to an annual rate of 1.60% from the value of the net assets of MONY America Variable Account A. The rate is guaranteed not to exceed a daily rate equivalent to an annual rate of 1.95% from the value of the net assets of MONY America Variable Account A. Of the 1.60% current mortality and expense risk charge, 1.15% is for assuming mortality risks, and 0.45% is for assuming expense risks. Of the 1.95% maximum mortality and expense risk charge, 1.30% is for assuming mortality risks, and 0.65% is for assuming expense risks. The mortality and expense risk charge is deducted from MONY America Variable Account A, and therefore the subaccounts, on each Business Day. These charges will not be deducted from the Guaranteed Interest Account. Where the previous day (or days) was not a Business Day, the deduction currently on the next Business Day will be 0.004384% (guaranteed not to exceed 0.005342%) multiplied by the number of days since the last Business Day.

   Option 3 -- For Option 3, the daily mortality and expense risk charge from MONY America Variable Account A is deducted at a current daily rate equivalent to an annual rate of 2.20% from the value of the net assets of MONY America Variable Account A. The rate is guaranteed not to exceed a daily rate equivalent to an annual rate of 2.80% from the value of the net assets of MONY America Variable Account A. Of the 2.20% current mortality and expense risk charge, 1.60% is for assuming mortality risks, and 0.60% is for assuming expense risks. Of the 2.80% maximum mortality and expense risk charge, 1.80% is for assuming mortality risks, and 1.00% is for assuming expense risks. The mortality and expense risk charge is deducted from MONY America Variable Account A, and therefore the subaccounts, on each Business Day. These charges will not be deducted from the Guaranteed Interest Account. Where the previous day (or days) was not a Business Day, the deduction currently on the next Business Day will be 0.006027% (guaranteed not to exceed 0.007671%) multiplied by the number of days since the last Business Day.

   The Company believes that this level of charge is within the range of industry practice for comparable individual flexible payment variable annuity contracts.

   The mortality risk assumed by the Company is that Annuitants may live for a longer time than projected. If that occurs, an aggregate amount of annuity benefits greater than that projected will be payable. In making this projection, the Company has used the mortality rates from the 1983 Table "a" (discrete functions without projections for future mortality), with 3.50% interest. In addition, the Company also assumes risk in connection with the Step-Up Value, Roll-Up Value and Earnings Increase Death Benefit. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the expense charges provided in the Contracts.

   The Company does not expect to make a profit from the mortality and expense risk charge. However, if the amount of the charge exceeds the amount needed, the excess will be kept by the Company in its general account. If the amount of the charge is inadequate, the Company will pay the difference out of its general account.

Deductions from Fund Value

   Annual Contract Charge. The Company has primary responsibility for the administration of the Contract and MONY America Variable Account A. An annual Contract charge helps to reimburse the Company for administrative expenses related to the maintenance of the Contract. Ordinary administrative expenses expected to be incurred include premium collection, recordkeeping, processing death benefit claims and surrenders, preparing and mailing reports, and overhead costs. In addition, the Company expects to incur certain additional administrative expenses in connection with the issuance of the Contract, including the review of applications and the establishment of Contract records.

   The Company intends to administer the Contract itself through an arrangement whereby it may buy some administrative services from MONY and such other sources as may be available.


   The Annual Contract Charge depends upon the benefit option package selected.

                                   Annual Contract Charge
-----------------------------------------------------------------------------------------------
        Option 1                      Option 2                          Option 3
---------------------------------------------------------------------------------------------
Current charge is $30.    Current Charge is $0.             Current Charge is $0.

The annual contract       The annual contract charge may be The annual contract charge may be
charge may beincreased to increased to a maximum of $50.*   increased to a maximum of $50.*
a maximum of $50.*

* The Annual Contract Charge will not exceed $30 for contracts issued in Maryland, Massachusetts, New Jersey, Oklahoma, Oregon, Pennsylvania, South Carolina, Texas and Washington.

   The Owner will receive a written notice 30 days in advance of any change in the charge. Any applicable charge will be assessed once per year on the contract anniversary, starting on the first contract anniversary.

   If applicable, the Annual Contract Charge is deducted from the Fund Value on each Contract Anniversary before the date annuity payments start.

   The amount of the charge will be allocated against the Guaranteed Interest Account and each subaccount of MONY America Variable Account A in the same proportion that the Fund Value in those accounts bears to the Fund Value of the Contract. The Company does not expect to make any profit from the administrative cost deductions.

   Transfer Charge. Contract value may be transferred among the subaccounts or to or from the Guaranteed Interest Account and one or more of the subaccounts (including transfers made by telephone, if permitted by the

Company). The Company reserves the right to impose a transfer charge for each transfer instructed by the Owner after the first 12 transfers in a Contract year. The transfer charge compensates the Company for the costs of effecting the transfer. The transfer charge will not exceed $25 (except for contracts issued in the states of South Carolina and Texas where is will not exceed $10). The Company does not expect to make a profit from the transfer charge. If imposed, the transfer charge will be deducted from the Contract's Fund Value held in the subaccount(s) or from the Guaranteed Interest Account from which the first transfer is made.

   Surrender Charge. A contingent deferred sales charge (called a "Surrender Charge") will be imposed when a full or partial surrender is requested or at the start of annuity benefits if it is during the first eight years of the contract.

   The Surrender Charge will never exceed 7% of the total fund Value. The Surrender Charge is intended to reimburse the Company for expenses incurred in distributing the Contract. To the extent such charge is insufficient to cover all distribution costs, the Company will make up the difference. The Company will use funds from its General Account, which may contain funds deducted from Variable Account A to cover mortality and expense risks borne by the Company. (See "Mortality and Expense Risk Charge" at page 43.)

   A Surrender Charge will be computed when a surrender is made and will be deducted from the Fund Value if

      (1) all or a part of the Contract's Cash Value (See "Surrenders" at page
   37) is surrendered, or

      (2) the Cash Value is received at maturity when the annuity payments start.

   A Surrender Charge will not be imposed:

      (1) Against Fund Value surrendered after the eighth Contract Year.

      (2) To the extent necessary to permit the Owner to obtain an amount equal to the Free Partial Surrender Amount (See "Free Partial Surrender Amount" at page 47).

      (3) If the Contract is surrendered after the third Contract Year and the surrender proceeds are paid under either Settlement Option 3 or Settlement Option 3A (See "Settlement Options" at page 50). The elimination of a surrender charge in this situation does not apply to contracts issued in the State of Texas.

      (4) Subject to approval within a state, if the Owner is confined in a Nursing Home and the following conditions are met:

          (a) At the time a request for a full or partial surrender is made, the Company receives proof the Owner is currently confined to a Nursing Home and has spent a period of 90 consecutive days in the Nursing Home;

          (b) the confinement must have been prescribed by a physician;

          (c) the 90-day period must have started after the Contract's first anniversary; and

          (d) the Annuitant is age 0-75 at the time the Contract is issued.

 Nursing Home* -- A facility which

 (a)is licensed by or legally operated in a state as a skilled or intermediate care facility;

 (b)provides 24 hour per day nursing care under the supervision of a registered nurse to persons who do not require hospitalization but who do require care above the level of room and board with assistance;

 (c)is under the supervision of a physician; and

 (d)maintains a daily clinical record of each patient in conformance with a plan of care.

 A nursing home does not include a hospital or a facility licensed only to offer supervised or assisted room and board, rest care, care of the aged or treatment of alcoholism, drug addictions or mental or nervous disorders.

 *The definition of Nursing Home may vary by state.

In no event will the aggregate Surrender Charge exceed 7% of the Fund Value. The amount deducted from the Fund Value to cover the surrender charge is not subject to the surrender charge.

   For a partial surrender, the Surrender Charge will be deducted from any remaining Fund Value, if sufficient. If the Fund Value is not sufficient, it will be deducted from the amount surrendered. Any Surrender Charge will be allocated against the Guaranteed Interest Account and each subaccount of Variable Account A in the same proportion that the amount of the partial surrender allocated against those accounts bears to the total amount of the partial surrender.

   No Surrender Charge will be deducted from Death Benefits except as described in "Death Benefit" at page 39.

   Amount of Surrender Charge. The amount of the Surrender Charge is equal to a varying percentage of Fund Value during the first 8 Contract years. The Surrender Charge is determined by multiplying the Surrender Charge Percentage for the Contract Year by the amount of Fund Value requested as follows:

    Surrender Charge Percentage Table
------------------------------------------

Contract Year Surrender Charge Percentage
-----------------------------------------
      1                    7%
-----------------------------------------
      2                   7
-----------------------------------------
      3                   6
-----------------------------------------
      4                   6
-----------------------------------------
      5                   5
-----------------------------------------
      6                   4
-----------------------------------------
      7                   3
-----------------------------------------
      8                   2
-----------------------------------------
 9 (or more)              0

The amount of the Surrender Charge is in addition to any applicable Market Value Adjustment that may be made if the surrender is made from Fund Value in the Guaranteed Interest Account with Market Value Adjustment. See "Guaranteed Interest Account -- Surrenders" at page 30 and the prospectus for the Guaranteed Interest Account with Market Value Adjustment which accompanies this prospectus for further details.

   Free Partial Surrender Amount. The surrender charge may be reduced by using the Free Partial Surrender Amount provided for in the Contract. The surrender charge will not be deducted in the following circumstances:

      (1) For Qualified Contracts, (other than Contracts issued for IRA and SEP-IRA), an amount up to the greater of:

          (a) $10,000 (but not more than the Contract's Fund Value), or

          (b) 10% of the Contract's Fund Value (at the beginning of the Contract year, except if the surrender is requested during the first Contract Year, then 10% of the Contract's Fund Value at the time the surrender is requested)

may be received in each Contract Year without a surrender charge.

      (2) For Non-Qualified Contracts (and Contracts issued for IRA and SEP-IRA), an amount up to 10% of the Fund Value of the Contract may be received in each Contract Year without a surrender charge.

Contract Fund Value here means the Fund Value at the beginning of the contract year in the subaccounts (and the Guaranteed Interest Account not the Loan Account). This reduction of Surrender Charge does not affect any applicable Market Value Adjustment that may be made if the surrender is made from Fund Value in the Guaranteed Interest Account with Market Value Adjustment. See "Guaranteed Interest Account -- Surrenders" at page 30 and the prospectus for the Guaranteed Interest Account with Market Value Adjustment which accompanies this prospectus for further details.

  Taxes

   Currently, no charge will be made against MONY America Variable Account A for federal income taxes. However, the Company may make such a charge in the future if income or gains within MONY America Variable Account A will incur any federal income tax liability. Charges for other taxes, if any, attributable to MONY America Variable Account A may also be made. (See "Federal Tax Status" at page 57.)

  Investment Advisory Fee

   Because MONY America Variable Account A purchases shares of the Funds, the net assets of MONY America Variable Account A will reflect the investment advisory fee and other expenses incurred by the Funds. See "Table of Fees" beginning at page 6 for a table which shows the fees and expenses and "The Funds" at pages 23-28 for a table setting forth the investment advisory fees.

                              ANNUITY PROVISIONS

Annuity Payments

   Annuity payments under a Contract will begin on the date that is selected by the Owner when the Contract is applied for. The date chosen for the start of annuity payments may be

      (1) no earlier than the Contract Anniversary after the Annuitant's 10th birthday, or no earlier than the Contract Anniversary after the Annuitant's 7th birthday for Guaranteed Minimum Annuity payments that are available under Option 3 (See "Guaranteed Minimum Annuity Payments" below), and

      (2) no later than the Contract Anniversary after the Annuitant's 95th birthday.

   The minimum number of years from the Effective Date to the start of annuity payments is 10, or 7 for Guaranteed Minimum Annuity payments that are available under Option 3 (See "Guaranteed Minimum Annuity Payments" below). The date when annuity payments start may be:

      (1) Advanced to a date that is not earlier than the 10th Contract Anniversary, or advanced to a date that is not earlier than the 7th Contract Anniversary for Guaranteed Minimum Annuity payments that are available under Option 3 (See "Guaranteed Minimum Annuity Payments" at page 49).

      (2) Deferred from time to time by the Owner by written notice to the Company.

   The date when annuity payments start will be advanced or deferred if:

      (1) Notice of the advance or deferral is received by the Company prior to the current date for the start of annuity payments.

      (2) The new start date for annuity payments is a date which is not later than the Contract Anniversary after the Annuitant's 95th birthday.

   A particular retirement plan may contain other restrictions. For Contracts issued in connection with retirement plans, reference should be made to the terms of the particular retirement plan for any limitations or restrictions on when annuity payments start.

   Under Option 1 and Option 2 (and under Option 3 where the Guaranteed Minimum Annuity Payments are not greater than annuity payments provided by the Contract's Fund Value or Cash Value, as applicable), when annuity payments start, unless Settlement Option 3 or 3A is elected, the Contract's Cash Value, less any state taxes which may be imposed upon annuitization, will be applied to provide an annuity or any other option previously chosen by the owner and permitted by the Company. If Settlement Option 3 or 3A is elected, the Contract's Fund Value (less any state taxes imposed upon annuitization) will be applied to provide an annuity.

   A supplementary contract will be issued. That contract will describe the terms of the settlement. No payments may be requested under the Contract's surrender provisions after annuity payments start. No surrender will be permitted except as may be available under the Settlement Option elected.

Guaranteed Minimum Annuity Payments

   Under Option 3, Guaranteed Minimum Annuity Payments are available. If certain conditions are met, a guaranteed minimum value called the "Guaranteed Annuitization Value" may be used to provide annuity payments that are greater than the annuity payments that would be provided by the Contract's Fund Value or Cash Value, as applicable.

   The Guaranteed Annuitization Value is

      .  all net Purchase Payments made, plus

      . interest accumulated at an annual rate of 5% (interest is credited from the date we receive the Purchase Payment to the Contract anniversary prior to the Annuitant's 81st birthday),

      . reduced proportionately for each partial surrender including any surrender charges and market value adjustments, if applicable.

   The Guaranteed Annuitization Value provides annuity payments based on the 1983 Table "a", Projection Scale "G" with 3% interest.

   In no event can the Guaranteed Annuitization Value exceed 200% of the net Purchase Payments made,

      . reduced proportionately for each partial surrender, including any surrender charges and any market value adjustments, if applicable, and less

      .  any Outstanding Debt.

   To apply the Guaranteed Annuitization Value to provide annuity payments, the following conditions must be met:

      (1) The Contract must have been in force for at least 7 years.

      (2) The Annuitant must have attained age 60.

      (3) The annuitization must be elected within 30 days after a Contract anniversary.

      (4) Settlement Option 3 or 3A must be elected. (See "Settlement Options" at page 50).

      (5) The entire amount of Guaranteed Annuitization Value must be used to provide annuity payments.

   Once annuity payments provided by the Guaranteed Annuitization Value begin, no withdrawals may be made.

   The availability of Guaranteed Minimum Annuity Payments under Option 3 or 3A, does not limit the Owner's right to start annuity payments using the Contract's Cash Value or the Contract's Fund Value, as applicable, at any other time as permitted under the Contract.

Election and Change of Settlement Option

   During the lifetime of the Annuitant and prior to the start of annuity payments, the Owner may elect

      .  one or more of the Settlement Options described below, or

      .  another settlement option as may be agreed to by the Company.

The Owner may also change any election if written notice of the change is received by the Company at its Operation Center prior to the start of annuity payments. If no election is in effect when annuity payments start, a lump sum payment will be considered to have been elected. For contracts issued in the State of Texas, if no election is in effect when annuity payments start, Settlement Option 3 with a period certain of 10 years will be considered to have been elected.

   Settlement Options may also be elected by the Owner or the Beneficiary as provided in the Death Benefit and Surrender sections of this Prospectus. (See "Death Benefit" at page 39 and "Surrenders" at page 37.)

   Where applicable, reference should be made to the terms of a particular retirement plan and any applicable legislation for any limitations or restrictions on the options that may be elected.

Settlement Options

   Proceeds settled under the Settlement Options listed below or otherwise currently available will not participate in the investment experience of the Variable Account.

   Settlement Option 1 -- Interest Income: Interest on the proceeds at a rate (not less than 2.75% per year) set by the Company each year.

   Settlement Option 2 -- Income for Specified Period: Fixed monthly payments for a specified period of time, as elected. The payments may, at the Company's option, be increased by additional interest each year.

   Settlement Option 3 -- Single Life Income: Payments for the life of the payee and for a period certain. The period certain may be (a) 0 years, 10 years, or 20 years, or (b) the period required for the total income payments to equal the proceeds (refund period certain). The amount of the income will be determined by the Company on the date the proceeds become payable.

   Settlement Option 3A -- Joint Life Income: Payments during the joint lifetime of the payee and one other person, and during the lifetime of the survivor. The survivor's monthly income may be equal to either (a) the income payable during the joint lifetime or (b) two-thirds of that income. If a person for whom this option is chosen dies before the first monthly payment is made, the survivor will receive proceeds instead under Settlement Option 3, with 10 years certain.

   Settlement Option 4 -- Income of Specified Amount: Income, of an amount chosen, for as long as the proceeds and interest last. The amount chosen to be received as income in each year may not be less than 10 percent of the proceeds settled. Interest will be credited annually on the amount remaining unpaid at a rate determined annually by the Company. This rate will not be less than 2.75% per year.

   The Contract contains annuity payment rates for Settlement Options 3 and 3A described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of the monthly fixed annuity payment, when this payment is based on minimum guaranteed interest as described in the Contract.

   The annuity payment rates may vary according to the Settlement Option elected and the age of the payee. The mortality table used in determining the annuity payment rates for Options 3 and 3A is the 1983 Table "a" (discrete functions, without projections for future mortality), with 3.50% interest.

   Under Settlement Option 3, if income based on the period certain elected is the same as the income provided by another available period or periods certain, the Company will consider the election to have been made of the longest period certain.

   In Qualified Plans, settlement options available to Owners may be restricted by the terms of the plans.

Frequency of Annuity Payments

   At the time the Settlement Option is chosen, the payee may request that it be paid:

  .  Quarterly

  .  Semiannually

  .  Annually

If the payee does not request a particular installment payment, the payments will be made in monthly installments. However, if the net amount available to apply under any Settlement Option is less than $1,000, the Company has the right to pay such amount in one lump sum. In addition, if the payments provided for would be less than $25, the Company shall have the right to change the frequency of the payments to result in payments of at least $25.

Additional Provisions

   The Company may require proof of the age of the Annuitant before making any life annuity payment under the Contract. If the Annuitant's age has been misstated, the amount payable will be the amount that would have been provided under the Settlement Option at the correct age. Once life income payments begin, any underpayments will be made up in one sum with the next annuity payment. Overpayments will be deducted from the future annuity payments until the total is repaid.

   For contracts issued in the State of Washington, any underpayment by the Company will be paid in a single sum after the correction of the misstatement.

   The Contract must be returned to the Company upon any settlement. Prior to any settlement of a death claim, proof of the Annuitant's death must be submitted to the Company.

   Where any benefits under the Contract are contingent upon the recipient's being alive on a given date, the Company requires proof satisfactory to it that such condition has been met.

   The Contracts described in this Prospectus contain annuity payment rates that distinguish between men and women. On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Because of this decision, the annuity payment rates that apply to Contracts purchased under an employment-related insurance or benefit program may in some cases not vary on the basis of the Annuitant's sex. Unisex rates to be provided by the Company will apply for Qualified Plans.

   Employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII, generally and any comparable state laws that may apply, on any employment-related plan for which a Contract may be purchased.

                               OTHER PROVISIONS

Ownership

   The Owner has all rights and may receive all benefits under the Contract. During the lifetime of the Annuitant (and Secondary Annuitant if one has been named), the Owner is the person so designated in the application, unless:

      (1) A change in Owner is requested, or

      (2) A Successor Owner becomes the Owner.

   The Owner may name a Successor Owner or a new Owner at any time. If the Owner dies, the Successor Owner, if living, becomes the Owner. Any request for change must be

      (1) made in writing, and

      (2) received at the Company.

The change will become effective as of the date the written request is signed. A new choice of Owner or Successor Owner will apply to any payment made or action taken by the Company after the request for the change is received. Owners should consult a competent tax advisor prior to changing Owners.


   Successor Owner -- The living person who, at the death of the Owner, becomes the new Owner.


Provision Required by Section 72(s) of the Code

   The interest under a Non-Qualified Plan must be distributed within five years after the Owner's death if:

      (1) The Owner dies before the start of annuity payments, and

      (2) The Owner's spouse is not the Successor Owner as of the date of the Owner's death.

Satisfactory proof of death must be provided to the Company.

This provision shall not extend the term of the Contract beyond the date when death proceeds become payable.

   The surrender proceeds may be paid over the life of the Successor Owner if

      (1) the Successor Owner is the Beneficiary, and

      (2) the Successor Owner chooses that option.

   Payments must begin no later than one year after the date of death. If the Successor Owner is a surviving spouse, then the surviving spouse will be treated as the new Owner of the Contract. Under such circumstances, it is not necessary to surrender the Contract.

   If the Owner dies on or after annuity payments start, any remaining portion of the proceeds will be distributed using a method that is at least as quick as the one used as of the date of the Owner's death.

Provision Required by Section 401(a)(9) of the Code

   The entire interest of a Qualified Plan participant under the Contract generally will be distributed to the Owner or his/her Designated Beneficiary. Distribution will occur either by or beginning not later than April 1 of the calendar year following the calendar year the Qualified Plan Participant attains age 70 1/2. The interest is distributed

      (1) over the life of such Participant, or

      (2) the lives of such Participant and Designated Beneficiary.

   If (i) distributions have begun, and (ii) the Participant dies before the Owner's entire interest has been distributed to him/her, the remaining distributions will be made using a method that is at least as rapid as that used as of the date of the Participant's death. The Contract will be surrendered as of the Participant's death if

      (1) the Participant dies before the start of such distributions, and

      (2) there is no designated Beneficiary.

The surrender proceeds generally must be distributed within 5 years after the date of death. But, the surrender proceeds may, be paid over the life of any Designated Beneficiary at his/her option. In such case, distributions will begin not later than one year after the December 31 following the Participant's death. If the Designated Beneficiary is the surviving spouse of the Participant, distributions will begin not earlier than the December 31 following the date on which the Participant would have attained age 70 1/2. If the surviving spouse dies before distributions to him/her begin, the provisions of this paragraph shall be applied as if the surviving spouse were the Participant. If the Plan is an IRA under Section 408 of the Code, the surviving spouse may elect to forgo distribution and treat the IRA as his/her own plan.

   It is the Owner's responsibility to assure that distribution rules imposed by the Code will be met. Qualified Plan Contracts include those qualifying for special treatment under Sections 401, 403, 408 and 408A of the Code.

Secondary Annuitant

   Except where the Contract is issued in connection with a Qualified Plan, a Secondary Annuitant may be designated by the Owner. Such designation may be made once before annuitization, either

      (1) in the application for the Contract, or

      (2) after the Contract is issued, by written notice to the Company at its Operations Center.

The Secondary Annuitant may be deleted by written notice to the Company at its Operations Center. A designation or deletion of a Secondary Annuitant will take effect as of the date the written election was signed. The Company, however, must first accept and record the change at its Operations Center. The change will be subject to

      (1) any payment made by the Company, or

      (2) action taken by the Company before the receipt of the notice at the Company's Operations Center.

The Secondary Annuitant will be deleted from the Contract automatically by the Company as of the Contract Anniversary following the Secondary Annuitant's 95th birthday.

   On the death of the Annuitant, the Secondary Annuitant will become the Annuitant, under the following conditions:

      (1) The death of the Annuitant must have occurred before the Annuity Commencement Date;

      (2) The Secondary Annuitant is living on the date of the Annuitant's death;

      (3) If the Annuitant was the Owner on the date of death, the Successor Owner must have been the Annuitant's spouse; and

      (4) If the date annuity payments start is later than the Contract Anniversary nearest the Secondary Annuitant's 95th birthday, the date annuity payments start will be automatically advanced to that Contract Anniversary.

   Effect of Secondary Annuitant's Becoming the Annuitant. If the Secondary Annuitant becomes the Annuitant, the Death Benefit proceeds will be paid to the Beneficiary only on the death of the Secondary Annuitant. If the Secondary Annuitant was the Beneficiary on the Annuitant's death, the Beneficiary will be automatically changed to the person who was the Successor Beneficiary on the date of death. If there was no Successor Beneficiary, then the Secondary Annuitant's executors or administrators, unless the Owner directed otherwise, will become the Beneficiary. All other rights and benefits under the Contract will continue in effect during the lifetime of the Secondary Annuitant as if the Secondary Annuitant were the Annuitant.

Assignment

   The Company will not be bound by any assignment until the assignment (or a copy) is received by the Company at its Administrative Office. The Company is not responsible for determining the validity or effect of any assignment. The Company shall not be liable for any payment or other settlement made by the Company before receipt of the assignment.

   If the Contract is issued under certain retirement plans, then it may not be assigned, pledged or otherwise transferred except under conditions allowed under applicable law.

   Because an assignment may be a taxable event, an Owner should consult a competent tax advisor before assigning the Contract.

Change of Beneficiary

   So long as the Contract is in effect, the Beneficiary or Successor Beneficiary may be changed. A change is made by submitting a written request to the Company at its Operations Center. The form of the request must be acceptable to the Company. The Contract need not be returned unless requested by the Company. The change will take effect as of the date the request is signed, whether or not the Annuitant is living when the request is received by the Company. The Company will not, however, be liable for any payment made or action taken before receipt and acknowledgement of the request at its Operations Center.

Substitution of Securities

   The Company may substitute shares of another mutual fund for shares of the Funds already purchased or to be purchased in the future by Contract Purchase Payments if

      (1) the shares of any portfolio of the Funds is no longer available for investment by MONY America Variable Account A, or

      (2) in the judgment of the Company's Board of Directors, further investment in shares of one or more of the portfolios of the Funds is inappropriate based on the purposes of the Contract.

A substitution of securities in any subaccount will take place only with prior approval of the Securities and Exchange Commission and under such requirements as it may impose.

Modification of the Contract

   Upon notice to the Owner, the Contract may be modified by the Company, but only if such modification

      (1) is necessary to make the Contract or MONY America Variable Account A comply with any law or regulation issued by a governmental agency to which the Company is subject, or

      (2) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts, or

      (3) is necessary to reflect a change in the operation of MONY America Variable Account A or the subaccounts or the Guaranteed Interest Account, or

      (4) provides additional Settlement Options or fixed accumulation options. In the event of any modification, the Company may make appropriate endorsement in the Contract to reflect such modification.

Change in Operation of MONY America Variable Account A

   MONY America Variable Account A may be operated as a management company under the 1940 Act or it may be deregistered under the 1940 Act in the event the registration is no longer required

      (1) at the Company's election, and

      (2) subject to any necessary vote by persons having the right to give voting instructions for shares of the Funds held by the subaccounts.

Deregistration of MONY America Variable Account A requires an order by the Securities and Exchange Commission. If there is a change in the operation of MONY America Variable Account A under this provision, the Company may make appropriate endorsement to the Contract to reflect the change and take such other action as may be necessary and appropriate to effect the change.

                                 VOTING RIGHTS

   All of the assets held in the subaccounts of MONY America Variable Account A will be invested in shares of the designated portfolios of the Funds. The Company is the legal holder of these shares. As such, it has the right to vote on the following matters:

      (1) Election of the Board of Directors of MONY Series Fund, Inc. or the Board of Trustees of Enterprise Accumulation Trust;

      (2) Certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund;

      (3) Any other matter that may be voted upon at a shareholders' meeting.

To the extent required by law, the Company will vote the shares of each of the Funds held in MONY America Variable Account A (whether or not attributable to Owners). The Company will vote at shareholder meetings of each of the Funds according to the instructions received from Owners. The number of votes will be determined as of the record date selected by the Board of Directors or the Board of Trustees of the respective Fund. The Company will furnish Owners with the proper forms to enable them to give it these instructions. Currently, the Company may disregard voting instructions under the circumstances described in the following paragraph.

   The Company may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to:

      (1) Cause a change in the subclassification or investment objectives or policies of one or more of the portfolios of either or both of the Funds; or

      (2) Approve or disapprove an investment adviser or principal underwriter for either or both of the Funds.

In addition, the Company itself may disregard voting instructions that would require the above changes if the Company reasonably disapproves those changes in accordance with applicable federal regulations. If the Company does disregard voting instructions, it will advise Owners of that action and its reasons for the action in the next semiannual report to Owners.

  . Each Owner will have the equivalent of one vote per $100 of value attributable to the Contract held in each subaccount of MONY America Variable Account A.

  .  Each owner will have fractional votes for amounts less than $100.

  . For voting purposes, this value attributable to the Contract is equal to the Fund Value.

  . The votes are represented as votes per $100 of value in each subaccount of MONY America Variable Account A. These votes are converted into a proportionate number of votes in shares of the corresponding portfolio of each of the Funds.

  . Shares for which timely voting instructions are not received from Owners will be voted by the Company. The Company will vote the shares in the same proportion as those shares in that subaccount for which instructions are received.

  . Should applicable federal securities laws or regulations permit, the Company may elect to vote shares of each of the Funds in its own right.

   The number of corresponding shares of the portfolio for which the Owner may give instructions is computed by:

      (1) Determining the value attributable to the Contract held in that subaccount;

      (2) Dividing that value by the net asset value of one share in the designated portfolio of the respective Fund.

Example: Contract value held in subaccount = $540
       Net asset value of portfolio shares = $20 per share on the record date May give instructions on 5.4 votes ($540 divided by $100)
       Converts into instructions on 27 shares of the Fund ($540 divided by $20)

   Matters on which Owners may give voting instructions include the following:

      (1) Approval of any change in the Investment Advisory Agreement and Services Agreement, if any, for the portfolio(s) of the Fund(s) corresponding to the Owner's selected subaccount(s);

      (2) Any change in the fundamental investment policies of the portfolio(s) corresponding to the Owner's selected subaccount(s); and

      (3) Any other matter requiring a vote of the shareholders of either of the Funds.

Owners participating in a particular portfolio will vote separately on the following matters pursuant to the requirements of Rule 18f-2 under the 1940 Act

      (1) approval of the Investment Advisory Agreement, or

      (2) any change in a portfolio's fundamental investment policies.

                         DISTRIBUTION OF THE CONTRACTS

   MONY Securities Corporation ("MSC"), a New York corporation organized on September 26, 1969 which is a wholly-owned subsidiary of MONY, will act as the principal underwriter of the Contract pursuant to an underwriting agreement with the Company. MSC's principal business address is 1740 Broadway, New York,

New York 10019. MSC is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Contract is sold by individuals who are registered representatives of MSC and who are licensed as life insurance agents for the Company. The Contract may also be sold through other broker-dealers authorized by MSC and applicable law to do so. Commissions and other expenses directly related to the sale of the Contract will not exceed 6.5% of Purchase Payments. Additional compensation may be paid for persistency, sales quality, and contract size and for other services not directly related to the sale of the Contract. Such services include the training of personnel and the production of promotional material.


                              FEDERAL TAX STATUS

Introduction

   The Contract described in this prospectus is designed for use by retirement plans that may or may not qualify for favorable tax treatment under the provisions of Section 401, 403 (other than 403(b)), 408, 408A and 457 of the Code. The ultimate effect of federal income taxes on

  .  the value of the Contract's Fund Value,

  .  annuity payments, and

  .  economic benefit to the Owner, Annuitant, and the Beneficiary may depend upon

  .  the type of retirement plan for which the Contract is purchased, and

  .  the tax and employment status of the individual concerned.

   The following discussion of the treatment of the Contract and of the Company under the federal income tax laws is general in nature. The discussion is based on the Company's understanding of current federal income tax laws, and is not intended as tax advice. Any person considering the purchase of a Contract should consult a qualified tax adviser. A more detailed description of the treatment of the Contract under federal income tax laws is contained in the Statement of Additional Information. The Company does not make any guarantee regarding any tax status, federal, state, or local, of any Contract or any transaction involving the Contract.

Tax Treatment of the Company

   Under existing federal income tax laws, the income of MONY America Variable Account A, to the extent that it is applied to increase reserves under the Contract, is substantially nontaxable to the Company.

Taxation of Annuities in General

   The Contract offered by this prospectus are designed for use in connection with Qualified Plans and Non-Qualified Plans. All or a portion of the contributions to such plans will be used to make Purchase Payments under the Contract. In general, contributions to Qualified Plans and income earned on contributions to all plans are tax-deferred until distributed to plan participants or their beneficiaries. Such tax deferral is not, however, available for Non-Qualified Plans if the Owner is other than a natural person unless the contract is held as an agent for a natural person. Annuity payments made as retirement distributions under a Contract are generally taxable to the annuitant as ordinary income except to the extent of

  .  Participant after-tax contributions (in the case of Qualified Plans), or

  .  Owner contributions (in the case of Non-Qualified Plans).

Owners, Annuitants, and Beneficiaries should seek qualified advice about the tax consequences of distributions, withdrawals, and payments under the retirement plans in connection with which the Contract is purchased.

   The Company will withhold and remit to the United States Government and, where applicable to state and local governments, part of the taxable portion of each distribution made under a Contract unless the Owner or Annuitant

      (1) provides his or her taxpayer identification number to the Company, and

      (2) notifies the Company that he or she chooses not to have amounts withheld.

   The Technical and Miscellaneous Revenue Act of 1988 ("TAMRA") has requirements for determining the amount includable in gross income with respect to distributions not received as an annuity. Distributions include those attributed to the transferor as a result of a gratuitous transfer. When computing the distributions for any 12 month period, distributions from all annuity contracts issued by the same company to the Owner (other than those issued to qualified retirement plans) will be treated as distributed from one annuity contract. The IRS is given power to prescribe additional rules to prevent avoidance of this rule through serial purchases of contracts or otherwise. None of these rules is expected to affect tax-benefited plans.

   Effective January 1, 1993, distributions of plan benefits from qualified retirement plans, other than individual retirement arrangements ("IRAs"), generally will be subject to mandatory federal income tax withholding unless they either are:

      (1) Part of a series of substantially equal periodic payments (at least annually) for

          (a) the participant's life or life expectancy,

          (b) the joint lives or life expectancies of the participant and his/her beneficiary,

          (c) or a period certain of not less than 10 years;

      (2) Required by the Code upon the participant's attainment of age 701/2 or death; or

      (3) Qualifying hardship distributions.

   Such withholding will apply even if the distribution is rolled over into another qualified plan, including an IRA. The withholding can be avoided if the participant's interest is directly transferred by the old plan to another eligible qualified plan, including an IRA. A direct transfer to the new plan can be made only in accordance with the terms of the old plan. If withholding is not avoided, the amount withheld may be subject to income tax and penalty tax.

   Under the generation skipping transfer tax, the Company may be liable for payment of this tax under certain circumstances. In the event that the Company determines that such liability exists, an amount necessary to pay the generation skipping transfer tax may be subtracted from the death benefit proceeds.

Retirement Plans

   The Contract described in this Prospectus currently is designed for use with the following types of retirement plans:

      (1) Pension and Profit Sharing Plans established by business employers and certain associations, as permitted by Sections 401(a) and 401(k) of the Code, including those purchasers who would have been covered under the rules governing H.R. 10 (Keogh) Plans;

      (2) Individual Retirement Annuities permitted by Section 408(b) of the Code, including Simplified Employee Pensions established by employers pursuant to Section 408(k);

      (3) Roth IRAs permitted by Section 408A of the Code;

      (4) Deferred compensation plans provided by certain governmental entities under Section 457; and

      (5) Non-Qualified Plans.

   Certain Individual Retirement Annuities are not available under contracts issued in some states.

   The tax rules applicable to participants in such retirement plans vary according to the type of plan and its terms and conditions. Therefore, no attempt is made here to provide more than general information about the use of the Contract with the various types of retirement plans. Participants in such plans as well as Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these plans are subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. The Company will provide purchasers of Contracts used in connection with Individual Retirement Annuities with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency. Any person contemplating the purchase of a Contract should consult a qualified tax adviser.

                               PERFORMANCE DATA

   We may advertise the performance of the MONY America Variable Account A subaccounts. We will also report performance to contract owners and may make performance information available to prospective purchasers. This information will be presented in compliance with applicable law.

   Performance information contained in these advertisements is based upon historical earnings and is not indicative of future performance. The data for each subaccount reflects the investment results of the designated portfolio of the Fund and recurring charges and deductions borne by or imposed on the portfolio and the subaccount. Set forth below for each subaccount is the manner in which the data contained in such advertisements will be calculated.

   Money Market Subaccount. The performance data for this subaccount will reflect the "yield" and "effective yield". The "yield" of the subaccount refers to the income generated by an investment in the Subaccount over the seven day period stated in the advertisement. This income is "annualized", that is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52 week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly, but, when annualized, the income earned by an investment in the subaccount is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment.

   Subaccounts other than the Money Market Subaccount. The performance data for these subaccounts will reflect the "yield" and "total return". The "yield" of each of these subaccounts refers to the income generated by an investment in that subaccount over the 30 day period stated in the advertisement and is the result of dividing that income by the value of the subaccount. The value of each subaccount is the average daily number of Units outstanding multiplied by the Unit Value on the last day of the period. The "yield" reflects deductions for all charges, expenses, and fees of both the Funds and the Variable Account other than the Surrender Charge. "Total return" for each of these subaccounts refers to the return an Owner would receive during the period indicated if a $1,000 Purchase Payment was made the indicated number of years ago. It reflects historical investment results less charges and deductions of both the Funds and MONY America Variable Account A, including any Surrender Charge imposed as a result of the full Surrender, with the distribution being made in cash rather than in the form of one of the settlement options, at the close of the period for which the "total return" data is given. Total return data may also be shown assuming that the Contract continues in force (i.e., was not surrendered) beyond the close of the periods indicated, in which case that data would reflect all charges and deductions of both the Funds and the Variable Account other than the Surrender Charge. Returns for periods exceeding one year reflect the average annual total return for such period. In addition to the total return data described above based upon a $1,000 investment, comparable data may also be shown for an investment equal to the amount of the average purchase payment made by a purchaser of a Contract during the prior year.

   Non-Standardized Performance Data. From time to time, average annual total return or other performance data may also be advertised in non-standardized formats. Non-standard performance data will be accompanied by standard performance data, and the period covered or other non-standard features will be disclosed.

   We may also use non-standard performance in cases where we add new subaccounts which purchase shares of underlying funds in existence prior to the formation of such subaccounts. In such cases we will use the historical performance of the underlying fund with the current expenses of the applicable subaccount under the Contract.

   Performance information for MONY America Variable Account A may be compared in advertisements, sales literature, and reports to contract owners to various indices, including, without limitation, the Standard & Poor's 500 Indices and the Lehman Brothers, Shearson, CDA/Wiesenberger, Russell, Merrill Lynch, and Wilshire indices, and to various ranking services, including, without limitation, the Lipper Annuity and Closed End Survey compiled by Lipper Analytical Services and the VARDS report compiled by Variable Annuity Research and Data Service and to the Consumer Price Index (a measure for inflation) in order to provide the reader a basis for comparison of performance. Reports and promotional literature may also contain the Company's rating or a rating of the Company's claims paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

                            ADDITIONAL INFORMATION

   This Prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The omitted information may be obtained from the Commission's principal office in Washington, D.C., upon payment of the fees prescribed by the Commission.

   For further information with respect to the Company and the Contracts offered by this Prospectus, including the Statement of Additional Information (which includes financial statements relating to the Company), Owners and prospective investors may also contact the Company at its address or phone number set forth on the cover of this Prospectus for requesting such statement. The Statement of Additional Information is available from the Company without charge.

                               LEGAL PROCEEDINGS

   There are no legal proceedings to which MONY America Variable Account A is a party. The Company and the principal underwriter are engaged in various kinds of routine litigation which, in the opinions of the Company and the principal underwriter, are not of material importance in relation to the total capital and surplus of the Company or the principal underwriter.

                             FINANCIAL STATEMENTS


   The audited financial statements of MONY America Variable Account A and the Company are set forth herein.



   The financial statements of MONY America Variable Account A and the Company have been audited by PricewaterhouseCoopers LLP. The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies.

                               TABLE OF CONTENTS

                                      OF

                      STATEMENT OF ADDITIONAL INFORMATION


                               January 15, 2002


Item                                   Page
----                                   ----
MONY Life Insurance Company of America (1)
Legal Opinion......................... (1)
Independent Accountants............... (1)
Federal Tax Status.................... (2)
Performance Data...................... (5)
Financial Statements.................. F-1

   If you would like to receive a copy of the MONY America Variable Account A Statement of Additional Information, please return this request to:

MONY Life Insurance Company of America
Mail Drop 8-28
1740 Broadway
New York, New York 10019

Your name ___________________________________________________________________

Address _____________________________________________________________________

City __________________________________    State ______     Zip _____________

   Please send me a copy of the MONY America Variable Account A Statement of Additional Information.

Policy B5-98-2
Form No. 14543 SL 1/02

                             MONY Variable Annuity

                      STATEMENT OF ADDITIONAL INFORMATION

                            DATED January 15, 2002


                          INDIVIDUAL FLEXIBLE PAYMENT
                           VARIABLE ANNUITY CONTRACT

                                   issued by

                        MONY AMERICA VARIABLE ACCOUNT A

                                      and

                    MONY LIFE INSURANCE COMPANY OF AMERICA


   This Statement of Additional Information is not a prospectus, but it relates to, and should be read in conjunction with, the prospectus dated January 15, 2002 for the Individual Flexible Payment Variable Annuity Contract ("Contract") issued by MONY Life Insurance Company of America ("Company"). The prospectus is available, at no charge, by writing the Company at 1740 Broadway, New York, New York 10019, Mail Drop 8-28 or by calling 1-800-487-6669.


                               TABLE OF CONTENTS

Item                                   Page
----                                   ----
MONY Life Insurance Company of America  (1)
Legal Opinion.........................  (1)
Independent Accountants...............  (1)
Federal Tax Status....................  (2)
Performance Data......................  (5)
Financial Statements.................. F-1

   Form No. Bx-98                                               333-72632
   Form No. 14543 SL 1/02

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   MONY Life Insurance Company of America ("Company"), is a stock life insurance company organized in the state of Arizona. The Company is the corporate successor of Vico Credit Life Insurance Company, incorporated in Arizona on March 6, 1969, re-named Vico Life Insurance Company on July 7, 1972, and re-named Consumers National Life Insurance Company on December 22, 1977. The Mutual Life Insurance Company of New York purchased Consumers National Life Insurance Company on December 10, 1981 and changed the corporate name to MONY Life Insurance Company of America. The Company is currently licensed to sell life insurance in 49 states (not including New York), the District of Columbia, the U.S. Virgin Islands, and Puerto Rico.

   The Company is a wholly-owned subsidiary of MONY Life Insurance Company ("MONY"). MONY was organized as a mutual life insurance company under the laws of the state of New York in 1842. MONY converted to a stock life insurance company in November 1998 through demutualization and assumed its present name at that time. In addition, MONY became a wholly-owned subsidiary of The MONY Group Inc. at that time. The principal offices of both MONY and the Company are at 1740 Broadway, New York, New York 10019. MONY had consolidated assets at the end of 2000 of approximately $24.0 billion. As of December 31, 2000, MONY's investment in the Company was $379.4 million. MONY intends from time to time to make additional capital contributions to the Company as needed to enable it to meet its reserve requirements and expenses in connection with its business. Generally, MONY is under no obligation to make such contributions, and its assets do not back the benefits payable under the Contract.

   On August 16, 1999, the rating assigned to the Company by A.M. Best Company, Inc., an independent insurance company rating organization, was A (Excellent) based upon an analysis of financial condition and operating performance. At the same date, MONY was rated A on the same basis. The A.M. Best rating of the Company should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.

   The Company has a service agreement with MONY whereby MONY provides the Company with such personnel, facilities, etc., as are reasonably necessary for the conduct of the Company's business. These services are provided on a cost reimbursement basis. The Company intends to administer the Contract itself utilizing the services provided by MONY as a part of the Service Agreement.

   During 2000, the Company paid MONY $114.0 million, for all services provided under the Service Agreement.

                                 LEGAL OPINION

   Legal matters relating to federal securities laws applicable to the issue and sale of the Contract and all matters of Arizona law pertaining to the Contract, including the validity of the Contract and the Company's right to issue the Contract, have been passed upon by Arthur D. Woods, Esq., Vice President -- Variable Products and Broker-Dealer Operations Counsel, MONY.

                            INDEPENDENT ACCOUNTANTS


   The audited financial statements for MONY America Variable Account A and the Company included in this Prospectus and in the Registration Statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their reports herein. The audited financial statements are included in reliance upon the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers LLP's office is located at 1177 Avenue of the Americas, New York, New York, 10036.


                                      (1)

                              FEDERAL TAX STATUS

Introduction

   The Contract is designed for use to fund retirement plans which may or may not be Qualified Plans under the provisions of the Internal Revenue Code (the "Code"). The ultimate effect of federal income taxes on the Contract value, on annuity payments, and on the economic benefit to the Owner, Annuitant, or Beneficiary depends on the type of retirement plan for which the Contract is purchased and upon the tax and employment status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice.

   Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon the Company's understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

Taxation of Annuities in General

   Section 72 of the Code governs taxation of annuities in general. Except in the case of certain corporate and other non-individual Owners, there are no income taxes on increases in the value of a Contract until a distribution occurs, in the form of a full surrender, a partial surrender, a death benefit, an assignment or gift of the Contract, or as annuity payments.

Surrenders, Death Benefits, Assignments and Gifts

   An Owner who fully surrenders his or her Contract is taxed on the portion of the payment that exceeds his or her cost basis in the Contract. For Non-Qualified Contracts, the cost basis is generally the amount of the Purchase Payments made for the Contract, and the taxable portion of the surrender payment is taxed as ordinary income. For Qualified Contracts, the cost basis is generally zero, except to the extent of non-deductible employee contributions, and the taxable portion of the surrender payment is generally taxed as ordinary income subject to special elective 5-year (and, for certain eligible persons, 10-year) income averaging in the case of certain Qualified Contracts. A Beneficiary entitled to receive a lump sum death benefit upon the death of the Annuitant is taxed on the portion of the amount that exceeds the Owner's cost basis in the Contract. If the Beneficiary elects to receive annuity payments within 60 days of the Annuitant's death, different tax rules apply. (See "Annuity Payments" below.)

   Partial surrenders received under Non-Qualified Contracts prior to annuitization are first included in gross income to the extent Surrender Value exceeds Purchase Payments less prior non-taxable distributions, and the balance is treated as a non-taxable return of principal to the Owner. For partial surrenders under a Qualified Contract, payments are generally prorated between taxable income and non-taxable return of investment.

   There are special rules for Qualified Plans or contracts involving 85 percent or more employee contributions. Since the cost basis of Qualified Contracts is generally zero, however, partial surrender amounts will generally be fully taxed as ordinary income.

   An Owner who assigns or pledges a Non-Qualified Contract is treated as if he or she had received the amount assigned or pledged and thus is subject to taxation under the rules applicable to surrenders. An Owner who gives away the Contract (i.e., transfers it without full and adequate consideration) to anyone other than his or her spouse is treated for income tax purposes as if he or she had fully surrendered the Contract.

Annuity Payments

   The non-taxable portion of each annuity payment is determined by an "exclusion ratio" formula which establishes the ratio that the cost basis of the Contract bears to the total expected value of annuity payments for

                                      (2)
the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Contracts, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the Annuitant lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments. Conversely, a tax deduction in the Annuitant's last taxable year, equal to the unrecovered cost basis, is available if the Annuitant does not live to life expectancy.

Penalty Tax

   Payments received by Owners, Annuitants, and Beneficiaries under both Qualified and Non-Qualified Contracts may be subject to both ordinary income taxes and a penalty tax equal to 10 percent of the amount received that is includable in income. The penalty is not imposed on amounts received: (a) after the taxpayer attains age 591/2; (b) in a series of substantially equal payments made for life or life expectancy following separation from service; (c) after the death of the Owner (or, where the Owner is not a human being, the death of the Annuitant); (d) if the taxpayer is totally disabled; (e) upon early retirement under the plan after the taxpayer's attainment of age 55; or (f) which are used for certain medical care expenses. Exceptions (e) and (f) do not apply to Individual Retirement Accounts and Annuities and Non-Qualified Contracts. An additional exception for Non-Qualified Contracts is amounts received as an immediate annuity.

Income Tax Withholding

   The Company is required to withhold federal, and, where applicable, state, income taxes on taxable amounts paid under the Contract unless the recipient elects not to have withholding apply. The Company will notify recipients of their right to elect not to have withholding apply.

   Effective January 1, 1993, distributions of plan benefits from qualified retirement plans, other than individual retirement arrangements ("IRAs"), generally will be subject to mandatory federal income tax withholding unless they either are:

      1. Part of a series of substantially equal periodic payments (at least annually) for the participant's life or life expectancy, the joint lives or life expectancies of the participant and his/ her beneficiary, or a period certain of not less than 10 years, or

      2. Required by the Code upon the participant's attainment of age 701/2 or death.

   Such withholding will apply even if the distribution is rolled over into another qualified plan, including an IRA. The withholding can be avoided if the participant's interest is directly transferred by the old plan to another eligible qualified plan, including an IRA. A direct transfer to the new plan can be made only in accordance with the terms of the old plan. If withholding is not avoided, the amount withheld may be subject to income tax and excise tax penalties.

Diversification Standards

   The United States Secretary of the Treasury has the authority to set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Secretary of the Treasury has issued certain regulations. Further regulations may be issued. The Fund is designed to be managed to meet the diversification requirements for the Contract as those requirements may change from time to time. The Company intends to satisfy those requirements so that the Contract will be treated as an annuity contract.

   The Secretary of the Treasury has announced that he expects to issue regulations or Revenue Rulings that will prescribe the circumstances in which an Owner's control of the investments of a segregated asset account may cause the Owner, rather than the insurance company, to be treated as the owner of the assets of the account. The regulations or Revenue Rulings could impose requirements that are not reflected in the Contract. The Company, however, has reserved certain rights to alter the Contract and investment alternatives so as to comply

                                      (3)
with such regulations or Revenue Rulings. Since the regulations or Revenue Rulings have not been issued, there can be no assurance as to the content of such regulations or Revenue Rulings or even whether application of the regulations or Revenue Rulings will be prospective. For these reasons, Owners are urged to consult with their own tax advisers.

Qualified Plans

   The Contract is designed for use with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Moreover, many of these tax rules were changed by the Tax Reform Act of 1986. Therefore, no attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. Participants under such Qualified Plans as well as Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Contract in connection therewith. Purchasers of the Contract should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Contract with that plan.

H.R. 10 Plans

   The Self-Employed Individuals Tax Retirement Act of 1962, as amended, which is commonly referred to as "H.R. 10," permits self-employed individuals to establish Qualified Plans for themselves and their employees. The tax consequences to participants under such plans depend upon the plan itself. In addition, such plans are limited by law to maximum permissible contributions, distribution dates, and tax rates applicable to distributions. In order to establish such a plan, a plan document, usually in prototype form pre-approved by the Internal Revenue Service, is adopted and implemented by the employer.

Individual Retirement Accounts and Annuities

   Section 408 of the Code permits eligible individuals to contribute to individual retirement programs known as "Individual Retirement Accounts" and "Individual Retirement Annuities." These Individual Retirement Accounts and Annuities are subject to limitations on the amounts which may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into an Individual Retirement Account or Annuity.

Corporate Pension and Profit-Sharing Plans

   Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Contract to provide benefits under the plans.

Certain Governmental Entities

   Section 457 of the Code permits certain governmental entities to establish deferred contribution plans. Such deferred contribution plans may permit the purchase of the Contract to provide benefits under the plans.

                                      (4)

                               PERFORMANCE DATA

Money Market Subaccount

   For the seven-day period ended December 31, 2001, the yield for a benefit option package was as follows:

                                      Option 1 Option 2 Option 3
                                      -------- -------- --------
                7-day yield..........   0.24%    0.24%    0.24%
                7-day effective yield   0.24%    0.24%    0.24%

   The yield for the Money Market subaccount is calculated by dividing the result of subtracting the value of one Unit at the end of the seven day period ("Seventh Day Value") from the value of one Unit at the beginning of the seven day period ("First Day Value") by the First Day Value (the resulting quotient being the "Base Period Return") and multiplying the Base Period Return by 365 divided by 7 to obtain the annualized yield.

   The effective yield was calculated by compounding the Base Period Return calculated in accordance with the preceding paragraph, adding 1 to the Base Period Return, raising that sum to a power equal to 365 divided by 7 and subtracting 1 from the result.

   As the Money Market Subaccount invests only in shares of the Money Market Portfolio of the Fund, the First Day Value reflects the per share net asset value of the Money Market Portfolio (which will normally be $1.00) and the number of shares of the Money Market Portfolio of the Fund held in the Money Market Subaccount. The Seventh Day Value reflects increases or decreases in the number of shares of the Money Market Portfolio of the Fund held in the Money Market Subaccount due to the declaration of dividends (in the form of shares and including dividends (in the form of shares) on shares received as dividends) of the net investment income and the daily charges and deductions from the Subaccount for mortality and expense risks and a deduction for the Annual Contract Charge imposed on each Contract Anniversary which has been pro-rated to reflect the shortened 7-day period and allocated to the Money Market Subaccount in the proportion that the total value of the Money Market Subaccount bore to the total value of the Variable Account at the end of the period indicated. Net investment income reflects earnings on investments less expenses of the Fund including the Investment Advisory Fee (which for calculating the yield and effective yield quoted above is assumed to be .40 percent, the fee which would be charged based upon the amount of assets under management on the last day of the period for which the quoted yield is stated). Not reflected in either the yield or effective yield are surrender charges, which will not exceed 7% of total Purchase Payments made in the Contract Year of surrender and the preceding 7 Contract Years.

Subaccounts other than Money Market Subaccount


                                      (5)

30-Day Yield:

   The yield for the Long Term Bond and Government Securities Bond Subaccounts is shown in the table below.

                        MONY AMERICA VARIABLE ACCOUNT A

                            YIELD FOR 30-DAY PERIOD

                                                   Long Term Government
         Yield for 30 Days Ended December 31, 2001   Bond    Securities
         ----------------------------------------- --------- ----------
                         Option 1.................   4.20%      1.92%
                         Option 2.................   3.80%      1.52%
                         Option 3.................   3.20%      0.92%

----------
The 30-day yield is not indicative of future results.

   For the Long Term Bond and the Government Securities Portfolios, net investment income is the net of interest earned on the obligation held by the Portfolio and expenses accrued for the period. Interest earned on the obligation is determined by (i) computing the yield to maturity based on the market value of each obligation held in the corresponding Portfolio at the close of business on the thirtieth day of the period (or as to obligations purchased during that 30-day period, based on the purchase price plus accrued interest); (ii) dividing the yield to maturity for each obligation by 360;
(iii) multiplying that quotient by the market value of each obligation (including actual accrued interest) for each day of the subsequent 30-day month that the obligation is in the Portfolio; and (iv) totaling the interest on each obligation. Discount or premium amortization is recomputed at the beginning of each 30-day period and with respect to discount and premium on mortgage or other receivables-backed obligations subject to monthly payment of principal and interest, discount and premium is amortized on the remaining security, based on the cost of the security, to the weighted average maturity date, if available, or to the remaining term of the security, if the weighted average maturity date is not available. Gain or loss attributable to actual monthly paydowns is reflected as an increase or decrease in interest income during that period.

   The yield shown reflects deductions for all charges, expenses, and fees of both the Funds and the Variable Account other than the contingent deferred sales (surrender) charge. The surrender charge will not exceed 7% of total Purchase Payments made in the Contract Year of surrender and the Preceding 7 Contract Years.

                                      (6)

Total Return:

   MONY America Variable Account A commenced operations on November 25, 1987. Total Return for the period since inception reflects the average annual total return since the inception (commencement of operations) of each of the respective Subaccounts, which is August 1988 for the Enterprise Managed Subaccount, September 1988 for the Enterprise Small Company Value Subaccount, February 1988 for the MONY Series Fund Long Term Bond Subaccount, November 1994 for the MONY Series Fund Government Securities Subaccount, and November 1998 for the Enterprise Equity Income, Enterprise Growth, Enterprise Growth and Income and Enterprise Small Company Growth Subaccounts. The inception date for the Enterprise Multi-Cap Growth Subaccount is July 1999. The inception date for the Alger American Balanced, Alger American MidCap Growth, Enterprise Global Socially Responsive, Enterprise Total Return, INVESCO VIF--Financial Services , INVESCO VIF--Health Sciences, INVESCO VIF--Telecommunications, Janus Aspen Series Capital Appreciation, Janus Aspen Series Flexible Income, Janus Aspen Series International Growth, Lord Abbett Bond-Debenture, Lord Abbett Growth and Income, Lord Abbett Mid-Cap Value, MFS Mid Cap Growth, MFS New Discovery, MFS Total Return, MFS Utilities, PBHG Mid-Cap Value, PBHG Select Value, PIMCO Global Bond, PIMCO Real Return Bond, PIMCO StocksPLUS Growth and Income, Morgan Stanley Universal Institutional Emerging Markets Equity, Morgan Stanley Universal Institutional Global Value Equity, and Morgan Stanley Universal Institutional U.S. Real Estate Subaccounts is January 2002. Total return is adjusted to reflect the charges and expenses imposed by the Contract. Total return is not indicative of future performance.

   The average annual total return for the Subaccounts other than the Money Market Subaccount, assuming full surrender of the Contract for cash at the end of the period, for the periods indicated is shown in the tables below for Options 1, 2 and 3. These tables do not reflect the impact of the tax laws, if any, on total return as a result of the surrender.

                                      (7)

                        MONY AMERICA VARIABLE ACCOUNT A

                                 TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and surrender at end of period)

                                   OPTION 1

                                                                                                For the
                                                                                              Period Since
                                                      For the       For the       For the      Inception
                                                    1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                    December 31, December 31,   December 31,  December 31,
Subaccount                                              2001         2001           2001          2001
----------                                          ------------ ------------- -------------- ------------
Alger American Balanced............................       N/A          N/A           N/A           N/A
Alger American MidCap Growth.......................       N/A          N/A           N/A           N/A
Enterprise Small Company Growth....................    -11.70%         N/A           N/A         15.35%
Enterprise Small Company Value.....................     -3.07%       14.14%        12.96%        13.11%
Enterprise Equity Income...........................    -18.07%         N/A           N/A         -2.21%
Enterprise Global Socially Responsive..............       N/A          N/A           N/A           N/A
Enterprise Growth..................................    -19.76%         N/A           N/A         -1.09%
Enterprise Growth & Income.........................    -19.11%         N/A           N/A          0.12%
Enterprise Managed.................................    -18.43%        3.57%        11.00%        13.23%
Enterprise Multi-Cap Growth........................    -23.76%         N/A           N/A         20.77%
Enterprise Total Return............................       N/A          N/A           N/A           N/A
INVESCO VIF--Financial Services....................       N/A          N/A           N/A           N/A
INVESCO VIF--Health Sciences.......................       N/A          N/A           N/A           N/A
INVESCO VIF--Telecommunications....................       N/A          N/A           N/A           N/A
Janus Aspen Series Capital Appreciation............       N/A          N/A           N/A           N/A
Janus Aspen Series Flexible Income.................       N/A          N/A           N/A           N/A
Janus Aspen Series International Growth............       N/A          N/A           N/A           N/A
Lord Abbett Bond-Debenture.........................       N/A          N/A           N/A           N/A
Lord Abbett Growth and Income......................       N/A          N/A           N/A           N/A
Lord Abbett Mid-Cap Value..........................       N/A          N/A           N/A           N/A
MFS Mid Cap Growth.................................       N/A          N/A           N/A           N/A
MFS New Discovery..................................       N/A          N/A           N/A           N/A
MFS Total Return...................................       N/A          N/A           N/A           N/A
MFS Utilities......................................       N/A          N/A           N/A           N/A
MONY Series Fund Government Securities.............     -1.78%        3.97%          N/A          4.82%
MONY Series Fund Long Term Bond....................     -2.08%        5.07%        -6.56%         7.13%
PBHG Mid-Cap Value.................................       N/A          N/A           N/A           N/A
PBHG Select Value..................................       N/A          N/A           N/A           N/A
PIMCO Global Bond..................................       N/A          N/A           N/A           N/A
PIMCO Real Return Bond.............................       N/A          N/A           N/A           N/A
PIMCO StocksPlus Growth and Income.................       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional Emerging
  Markets Equity...................................       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional Global Value
  Equity...........................................       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional U.S. Real
  Estate...........................................       N/A          N/A           N/A           N/A

                                      (8)

                                   OPTION 2

                                                                                                    For the
                                                                                                  Period Since
                                                          For the       For the       For the      Inception
                                                        1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                        December 31, December 31,   December 31,  December 31,
Subaccount                                                  2001         2001           2001          2001
----------                                              ------------ ------------- -------------- ------------
Alger American Balanced................................       N/A          N/A           N/A           N/A
Alger American MidCap Growth...........................       N/A          N/A           N/A           N/A
Enterprise Small Company Growth........................    -11.94%         N/A           N/A         14.94%
Enterprise Small Company Value.........................     -3.43%       13.74%        12.58%        12.73%
Enterprise Equity Income...............................    -18.33%         N/A           N/A         -2.52%
Enterprise Global Socially Responsive..................       N/A          N/A           N/A           N/A
Enterprise Growth......................................    -19.96%         N/A           N/A         -1.42%
Enterprise Growth & Income.............................    -19.30%         N/A           N/A         -0.23%
Enterprise Managed.....................................    -18.69%        3.21%        10.63%        12.85%
Enterprise Multi-Cap Growth............................    -23.97%         N/A           N/A         19.85%
Enterprise Total Return................................       N/A          N/A           N/A           N/A
INVESCO VIF--Financial Services........................       N/A          N/A           N/A           N/A
INVESCO VIF--Health Sciences...........................       N/A          N/A           N/A           N/A
INVESCO VIF--Telecommunications........................       N/A          N/A           N/A           N/A
Janus Aspen Series Capital Appreciation................       N/A          N/A           N/A           N/A
Janus Aspen Series Flexible Income.....................       N/A          N/A           N/A           N/A
Janus Aspen Series International Growth................       N/A          N/A           N/A           N/A
Lord Abbett Bond-Debenture.............................       N/A          N/A           N/A           N/A
Lord Abbett Growth and Income..........................       N/A          N/A           N/A           N/A
Lord Abbett Mid-Cap Value..............................       N/A          N/A           N/A           N/A
MFS Mid Cap Growth.....................................       N/A          N/A           N/A           N/A
MFS New Discovery......................................       N/A          N/A           N/A           N/A
MFS Total Return.......................................       N/A          N/A           N/A           N/A
MFS Utilities..........................................       N/A          N/A           N/A           N/A
MONY Series Fund Government Securities.................     -2.14%        3.61%          N/A          4.47%
MONY Series Fund Long Term Bond........................     -2.42%        4.70%         6.21%         6.78%
PBHG Mid-Cap Value.....................................       N/A          N/A           N/A           N/A
PBHG Select Value......................................       N/A          N/A           N/A           N/A
PIMCO Global Bond......................................       N/A          N/A           N/A           N/A
PIMCO Real Return Bond.................................       N/A          N/A           N/A           N/A
PIMCO StocksPlus Growth and Income.....................       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional Emerging
  Markets Equity.......................................       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional Global Value
  Equity...............................................       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional U.S. Real Estate       N/A          N/A           N/A           N/A

                                      (9)

                                   OPTION 3

                                                                                                For the
                                                                                              Period Since
                                                      For the       For the       For the      Inception
                                                    1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                    December 31, December 31,   December 31,  December 31,
Subaccount                                              2001         2001           2001          2001
----------                                          ------------ ------------- -------------- ------------
Alger American Balanced............................       N/A          N/A           N/A           N/A
Alger American MidCap Growth.......................       N/A          N/A           N/A           N/A
Enterprise Small Company Growth....................    -12.51%         N/A           N/A         14.23%
Enterprise Small Company Value.....................     -4.05%       13.05%        11.91%        12.06%
Enterprise Equity Income...........................    -18.82%         N/A           N/A         -3.11%
Enterprise Global Socially Responsive..............       N/A          N/A           N/A           N/A
Enterprise Growth..................................    -20.52%         N/A           N/A         -2.03%
Enterprise Growth & Income.........................    -19.84%         N/A           N/A         -0.85%
Enterprise Managed.................................    -19.16%        2.57%         9.97%        12.18%
Enterprise Multi-Cap Growth........................    -24.45%         N/A           N/A         19.10%
Enterprise Total Return............................       N/A          N/A           N/A           N/A
INVESCO VIF--Financial Services....................       N/A          N/A           N/A           N/A
INVESCO VIF--Health Sciences.......................       N/A          N/A           N/A           N/A
INVESCO VIF--Telecommunications....................       N/A          N/A           N/A           N/A
Janus Aspen Series Capital Appreciation............       N/A          N/A           N/A           N/A
Janus Aspen Series Flexible Income.................       N/A          N/A           N/A           N/A
Janus Aspen Series International Growth............       N/A          N/A           N/A           N/A
Lord Abbett Bond-Debenture.........................       N/A          N/A           N/A           N/A
Lord Abbett Growth and Income......................       N/A          N/A           N/A           N/A
Lord Abbett Mid-Cap Value..........................       N/A          N/A           N/A           N/A
MFS Mid Cap Growth.................................       N/A          N/A           N/A           N/A
MFS New Discovery..................................       N/A          N/A           N/A           N/A
MFS Total Return...................................       N/A          N/A           N/A           N/A
MFS Utilities......................................       N/A          N/A           N/A           N/A
MONY Series Fund Government Securities.............     -2.74%        2.97%          N/A          3.84%
MONY Series Fund Long Term Bond....................     -3.02%        4.06%         5.57%         6.14%
PBHG Mid-Cap Value.................................       N/A          N/A           N/A           N/A
PBHG Select Value..................................       N/A          N/A           N/A           N/A
PIMCO Global Bond..................................       N/A          N/A           N/A           N/A
PIMCO Real Return Bond.............................       N/A          N/A           N/A           N/A
PIMCO StocksPlus Growth and Income.................       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional Emerging
  Markets Equity...................................       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional Global Value
  Equity...........................................       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional U.S. Real
  Estate...........................................       N/A          N/A           N/A           N/A

----------
   The tables above assume that a $1,000 payment was made to each Subaccount at the beginning of the period shown, that no further payments were made, that any distributions from the corresponding Portfolio of the Funds were reinvested, and that the Owner surrendered the Contract for cash, rather than electing commencement of annuity benefits in the form of one of the Settlement Options available, at the end of the period shown. The average annual total return percentages shown in the tables reflect the historical rates of return, deductions for all charges, expenses, and fees of both the Funds including the Investment Adviser Fees described in the Prospectus (see "Investment Adviser Fee" beginning at page 23 and the Variable Account which would be imposed on the payment assumed, including a contingent deferred sales (Surrender) charge imposed as a result of the full surrender allocated to each Subaccount in the proportion that the total value of that Subaccount bore to the total value of the Variable Account at the end of the period indicated.

                                     (10)

   The average annual total return for the Subaccounts other than the Money Market Subaccount, assuming that the Contracts remain in force throughout the periods indicated, is shown in the tables below for Options 1, 2 and 3.

                        MONY AMERICA VARIABLE ACCOUNT A

                         NON-STANDARDIZED TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and Contract continues in force)

                                   OPTION 1

                                                                                                    For the
                                                                                                  Period Since
                                                          For the       For the       For the      Inception
                                                        1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                        December 31, December 31,   December 31,  December 31,
Subaccount                                                  2001         2001           2001          2001
----------                                              ------------ ------------- -------------- ------------
Alger American Balanced................................       N/A          N/A           N/A           N/A
Alger American MidCap Growth...........................       N/A          N/A           N/A           N/A
Enterprise Small Company Growth........................     -5.05%         N/A           N/A         16.54%
Enterprise Small Company Value.........................      3.93%       14.73%        12.96%        13.11%
Enterprise Equity Income...............................    -11.89%         N/A           N/A         -0.56%
Enterprise Global Socially Responsive..................       N/A          N/A           N/A           N/A
Enterprise Growth......................................    -13.72%         N/A           N/A          0.54%
Enterprise Growth & Income.............................    -13.02%         N/A           N/A          1.71%
Enterprise Managed.....................................    -12.28%        4.42%        11.00%        13.23%
Enterprise Multi-Cap Growth............................    -18.01%         N/A           N/A         22.11%
Enterprise Total Return................................       N/A          N/A           N/A           N/A
INVESCO VIF--Financial Services........................       N/A          N/A           N/A           N/A
INVESCO VIF--Health Sciences...........................       N/A          N/A           N/A           N/A
INVESCO VIF--Telecommunications........................       N/A          N/A           N/A           N/A
Janus Aspen Series Capital Appreciation................       N/A          N/A           N/A           N/A
Janus Aspen Series Flexible Income.....................       N/A          N/A           N/A           N/A
Janus Aspen Series International Growth................       N/A          N/A           N/A           N/A
Lord Abbett Bond-Debenture.............................       N/A          N/A           N/A           N/A
Lord Abbett Growth and Income..........................       N/A          N/A           N/A           N/A
Lord Abbett Mid-Cap Value..............................       N/A          N/A           N/A           N/A
MFS Mid Cap Growth.....................................       N/A          N/A           N/A           N/A
MFS New Discovery......................................       N/A          N/A           N/A           N/A
MFS Total Return.......................................       N/A          N/A           N/A           N/A
MFS Utilities..........................................       N/A          N/A           N/A           N/A
MONY Series Fund Government Securities.................      5.22%        4.81%          N/A          5.03%
MONY Series Fund Long Term Bond........................      4.92%        5.87%         6.56%         7.13%
PBHG Mid-Cap Value.....................................       N/A          N/A           N/A           N/A
PBHG Select Value......................................       N/A          N/A           N/A           N/A
PIMCO Global Bond......................................       N/A          N/A           N/A           N/A
PIMCO Real Return Bond.................................       N/A          N/A           N/A           N/A
PIMCO StocksPlus Growth and Income.....................       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional Emerging Markets
  Equity...............................................       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional Global Value
  Equity...............................................       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional U.S.
  Real Estate..........................................       N/A          N/A           N/A           N/A

                                     (11)

                                   OPTION 2

                                                                                             For the
                                                                                           Period Since
                                                   For the       For the       For the      Inception
                                                 1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                 December 31, December 31,   December 31,  December 31,
Subaccount                                           2001         2001           2001          2001
----------                                       ------------ ------------- -------------- ------------
Alger American Balanced.........................       N/A          N/A           N/A           N/A
Alger American MidCap Growth....................       N/A          N/A           N/A           N/A
Enterprise Small Company Growth.................     -5.31%         N/A           N/A         16.14%
Enterprise Small Company Value..................      3.57%       14.33%        12.58%        12.73%
Enterprise Equity Income........................    -12.18%         N/A           N/A         -0.88%
Enterprise Global Socially Responsive...........       N/A          N/A           N/A           N/A
Enterprise Growth...............................    -13.93%         N/A           N/A          0.23%
Enterprise Growth & Income......................    -13.23%         N/A           N/A          1.38%
Enterprise Managed..............................    -12.57%        4.08%        10.63%        12.85%
Enterprise Multi-Cap Growth.....................    -18.25%         N/A           N/A         21.70%
Enterprise Total Return.........................       N/A          N/A           N/A           N/A
INVESCO VIF--Financial Services.................       N/A          N/A           N/A           N/A
INVESCO VIF--Health Sciences....................       N/A          N/A           N/A           N/A
INVESCO VIF--Telecommunications.................       N/A          N/A           N/A           N/A
Janus Aspen Series Capital Appreciation.........       N/A          N/A           N/A           N/A
Janus Aspen Series Flexible Income..............       N/A          N/A           N/A           N/A
Janus Aspen Series International Growth.........       N/A          N/A           N/A           N/A
Lord Abbett Bond-Debenture......................       N/A          N/A           N/A           N/A
Lord Abbett Growth and Income...................       N/A          N/A           N/A           N/A
Lord Abbett Mid-Cap Value.......................       N/A          N/A           N/A           N/A
MFS Mid Cap Growth..............................       N/A          N/A           N/A           N/A
MFS New Discovery...............................       N/A          N/A           N/A           N/A
MFS Total Return................................       N/A          N/A           N/A           N/A
MFS Utilities...................................       N/A          N/A           N/A           N/A
MONY Series Fund Government Securities..........      4.86%        4.47%          N/A          4.69%
MONY Series Fund Long Term Bond.................      4.58%        5.52%         6.21%         6.78%
PBHG Mid-Cap Value..............................       N/A          N/A           N/A           N/A
PBHG Select Value...............................       N/A          N/A           N/A           N/A
PIMCO Global Bond...............................       N/A          N/A           N/A           N/A
PIMCO Real Return Bond..........................       N/A          N/A           N/A           N/A
PIMCO StocksPlus Growth and Income..............       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional Emerging
  Markets Equity................................       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional Global
  Value Equity..................................       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional U.S. Real
  Estate........................................       N/A          N/A           N/A           N/A

                                     (12)

                                   OPTION 3

                                                                                                For the
                                                                                              Period Since
                                                      For the       For the       For the      Inception
                                                    1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                    December 31, December 31,   December 31,  December 31,
Subaccount                                              2001         2001           2001          2001
----------                                          ------------ ------------- -------------- ------------
Alger American Balanced............................       N/A          N/A           N/A           N/A
Alger American MidCap Growth.......................       N/A          N/A           N/A           N/A
Enterprise Small Company Growth....................     -5.92%         N/A           N/A         15.45%
Enterprise Small Company Value.....................      2.95%       13.65%        11.91%        12.06%
Enterprise Equity Income...........................    -12.71%         N/A           N/A         -1.48%
Enterprise Global Socially Responsive..............       N/A          N/A           N/A           N/A
Enterprise Growth..................................    -14.53%         N/A           N/A         -0.39%
Enterprise Growth & Income.........................    -13.80%         N/A           N/A          0.77%
Enterprise Managed.................................    -13.08%        3.46%         9.97%        12.18%
Enterprise Multi-Cap Growth........................    -18.76%         N/A           N/A         20.96%
Enterprise Total Return............................       N/A          N/A           N/A           N/A
INVESCO VIF--Financial Services....................       N/A          N/A           N/A           N/A
INVESCO VIF--Health Sciences.......................       N/A          N/A           N/A           N/A
INVESCO VIF--Telecommunications....................       N/A          N/A           N/A           N/A
Janus Aspen Series Capital Appreciation............       N/A          N/A           N/A           N/A
Janus Aspen Series Flexible Income.................       N/A          N/A           N/A           N/A
Janus Aspen Series International Growth............       N/A          N/A           N/A           N/A
Lord Abbett Bond-Debenture.........................       N/A          N/A           N/A           N/A
Lord Abbett Growth and Income......................       N/A          N/A           N/A           N/A
Lord Abbett Mid-Cap Value..........................       N/A          N/A           N/A           N/A
MFS Mid Cap Growth.................................       N/A          N/A           N/A           N/A
MFS New Discovery..................................       N/A          N/A           N/A           N/A
MFS Total Return...................................       N/A          N/A           N/A           N/A
MFS Utilities......................................       N/A          N/A           N/A           N/A
MONY Series Fund Government Securities.............      4.26%        3.84%          N/A          4.06%
MONY Series Fund Long Term Bond....................      3.98%        4.90%         5.57%         6.14%
PBHG Mid-Cap Value.................................       N/A          N/A           N/A           N/A
PBHG Select Value..................................       N/A          N/A           N/A           N/A
PIMCO Global Bond..................................       N/A          N/A           N/A           N/A
PIMCO Real Return Bond.............................       N/A          N/A           N/A           N/A
PIMCO StocksPlus Growth and Income.................       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional Emerging
  Markets Equity...................................       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional Global Value
  Equity...........................................       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional U.S. Real
  Estate...........................................       N/A          N/A           N/A           N/A

   The tables above reflect the same assumptions and results as the tables appearing on pages (8)-(10), except that no contingent deferred sales (surrender) charge has been deducted. The data reflected in the tables above reflect the average annual total return an Owner would have received during that period if he did not surrender his Contract.

   Net investment income of the corresponding Portfolio less all charges and expenses imposed by the Variable Account is divided by the product of the average daily number of Units outstanding and the value of one Unit on the last day of the period. The sum of the quotient and 1 is raised to the 6th power, 1 is subtracted from the result, and then multiplied by 2.

                                     (13)

Other Non-Standardized Performance Data:

   From time to time, average annual total return or other performance data may also be advertised in non-standardized formats. Non-standard performance data will be accompanied by standard performance data, and the period covered or other non-standard features will be disclosed.

   The tables below reflect hypothetical historical total returns for the Subaccounts other than the Money Market Subaccount, calculated by using the historical performance of the underlying Portfolios and adjusting such performance to reflect the current level of charges that apply to the Subaccounts under the Contract.

                                     (14)

                        MONY AMERICA VARIABLE ACCOUNT A

                     HYPOTHETICAL HISTORICAL TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and surrender at end of period)

                                   OPTION 1

                                                                                                                For the
                                                                                                              Period Since
                                                                      For the       For the       For the      Inception
                                                                    1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                                    December 31, December 31,   December 31,  December 31,
Subaccount                                                              2001         2001           2001          2001
----------                                                          ------------ ------------- -------------- ------------
Alger American Balanced............................................     -9.95%       12.13%        10.59%          9.45%
Alger American MidCap Growth.......................................    -14.18%       13.01%          N/A          17.32%
Enterprise Small Company Growth....................................    -11.70%         N/A           N/A          15.35%
Enterprise Small Company Value.....................................     -3.07%       14.14%        12.96%         13.11%
Enterprise Equity Income...........................................    -18.07%         N/A           N/A          -2.21%
Enterprise Global Socially Responsive..............................       N/A          N/A           N/A            N/A
Enterprise Growth..................................................    -19.76%         N/A           N/A          -1.09%
Enterprise Growth & Income.........................................    -19.11%         N/A           N/A           0.12%
Enterprise Managed.................................................    -18.43%        3.57%        11.00%         13.23%
Enterprise Multi-Cap Growth........................................    -23.76%         N/A           N/A          20.77%
Enterprise Total Return............................................       N/A          N/A           N/A            N/A
INVESCO VIF--Financial Services....................................    -17.23%         N/A           N/A           6.45%
INVESCO VIF--Health Sciences.......................................    -19.72%         N/A           N/A          12.63%
INVESCO VIF--Telecommunications....................................    -57.77%         N/A           N/A         -25.56%
Janus Aspen Series Capital Appreciation............................    -28.11%         N/A           N/A          15.62%
Janus Aspen Series Flexible Income.................................     -0.63%        5.09%          N/A           6.78%
Janus Aspen Series International Growth............................   -29.53%         8.20%          N/A          11.92%
Lord Abbett Bond-Debenture.........................................     -3.46%        2.78%         6.62%          8.20%
Lord Abbett Growth and Income......................................    -14.37%       10.07%        12.69%         12.66%
Lord Abbett Mid-Cap Value..........................................     -0.32%         N/A           N/A          19.99%
MFS Mid Cap Growth.................................................    -24.31%         N/A           N/A         -17.14%
MFS New Discovery..................................................    -12.77%         N/A           N/A          12.18%
MFS Total Return...................................................     -7.96%        8.21%          N/A          11.55%
MFS Utilities......................................................    -30.43%        8.43%          N/A          13.12%
MONY Series Fund Government Securities.............................     -1.78%        3.97%         4.54%          5.08%
MONY Series Fund Long Term Bond....................................     -2.08%        5.07%         6.56%          8.39%
PBHG Mid-Cap Value.................................................     -0.38%         N/A           N/A          21.22%
PBHG Select Value..................................................     -6.57%         N/A           N/A          14.06%
PIMCO Global Bond..................................................       N/A          N/A           N/A            N/A
PIMCO Real Return Bond.............................................     -0.14%         N/A           N/A           6.00%
PIMCO StocksPlus Growth and Income.................................    -18.69%         N/A           N/A           3.26%
Morgan Stanley Universal Institutional Emerging Markets Equity.....    -14.15%       -5.49%          N/A          -5.50%
Morgan Stanley Universal Institutional Global Value Equity.........    -14.61%         N/A           N/A           5.86%
Morgan Stanley Universal Institutional U.S. Real Estate............      1.45%         N/A           N/A           6.14%

                                     (15)

                                   OPTION 2

                                                                                                                For the
                                                                                                              Period Since
                                                                      For the       For the       For the      Inception
                                                                    1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                                    December 31, December 31,   December 31,  December 31,
Subaccount                                                              2001         2001           2001          2001
----------                                                          ------------ ------------- -------------- ------------
Alger American Balanced............................................    -10.26%       11.74%        10.22%          9.08%
Alger American MidCap Growth.......................................    -14.44%       12.61%          N/A          16.92%
Enterprise Small Company Growth....................................    -11.94%         N/A           N/A          14.94%
Enterprise Small Company Value.....................................     -3.43%       13.74%        12.58%         12.73%
Enterprise Equity Income...........................................    -18.33%         N/A           N/A          -2.52%
Enterprise Global Socially Responsive..............................       N/A          N/A           N/A            N/A
Enterprise Growth..................................................    -19.96%         N/A           N/A          -1.42%
Enterprise Growth & Income.........................................    -19.30%         N/A           N/A          -0.23%
Enterprise Managed.................................................    -18.69%        3.21%        10.63%         12.85%
Enterprise Multi-Cap Growth........................................    -23.97%         N/A           N/A          19.85%
Enterprise Total Return............................................       N/A          N/A           N/A            N/A
INVESCO VIF--Financial Services....................................    -17.49%         N/A           N/A           6.08%
INVESCO VIF--Health Sciences.......................................    -20.01%         N/A           N/A          12.24%
INVESCO VIF--Telecommunications....................................    -57.88%         N/A           N/A         -25.79%
Janus Aspen Series Capital Appreciation............................    -28.31%         N/A           N/A          15.23%
Janus Aspen Series Flexible Income.................................     -0.99%        4.72%          N/A           6.42%
Janus Aspen Series International Growth............................    -29.73%        7.84%          N/A          11.55%
Lord Abbett Bond-Debenture.........................................     -3.80%        2.42%         6.27%          7.84%
Lord Abbett Growth and Income......................................    -14.61%        9.69%        12.32%         12.28%
Lord Abbett Mid-Cap Value..........................................     -0.62%         N/A           N/A          19.58%
MFS Mid Cap Growth.................................................    -24.56%         N/A           N/A         -17.38%
MFS New Discovery..................................................    -13.04%         N/A           N/A          11.79%
MFS Total Return...................................................     -8.25%        7.82%          N/A          11.17%
MFS Utilities......................................................    -30.63%        8.06%          N/A          12.74%
MONY Series Fund Government Securities.............................     -2.14%        3.61%         4.21%          4.75%
MONY Series Fund Long Term Bond....................................     -2.42%        4.70%         6.21%          8.03%
PBHG Mid-Cap Value.................................................     -0.77%         N/A           N/A          20.79%
PBHG Select Value..................................................     -6.89%         N/A           N/A          13.66%
PIMCO Global Bond..................................................       N/A          N/A           N/A            N/A
PIMCO Real Return Bond.............................................     -0.47%         N/A           N/A           5.62%
PIMCO StocksPlus Growth and Income.................................    -18.96%         N/A           N/A           2.92%
Morgan Stanley Universal Institutional Emerging Markets Equity.....    -14.42%       -5.79%          N/A          -5.80%
Morgan Stanley Universal Institutional Global Value Equity.........    -14.91%         N/A           N/A          -5.49%
Morgan Stanley Universal Institutional U.S. Real Estate............      1.10%         N/A           N/A           5.78%

                                     (16)

                                   OPTION 3

                                                                                                                For the
                                                                                                              Period Since
                                                                      For the       For the       For the      Inception
                                                                    1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                                    December 31, December 31,   December 31,  December 31,
Subaccount                                                              2001         2001           2001          2001
----------                                                          ------------ ------------- -------------- ------------
Alger American Balanced............................................    -10.79%       11.06%         9.56%          8.43%
Alger American MidCap Growth.......................................    -14.98%       11.93%          N/A          16.22%
Enterprise Small Company Growth....................................    -12.51%         N/A           N/A          14.23%
Enterprise Small Company Value.....................................     -4.05%       13.05%        11.91%         12.06%
Enterprise Equity Income...........................................    -18.82%         N/A           N/A          -3.11%
Enterprise Global Socially Responsive..............................       N/A          N/A           N/A            N/A
Enterprise Growth..................................................    -20.52%         N/A           N/A          -2.03%
Enterprise Growth & Income.........................................    -19.84%         N/A           N/A          -0.85%
Enterprise Managed.................................................    -19.16%        2.57%         9.97%         12.18%
Enterprise Multi-Cap Growth........................................    -24.45%         N/A           N/A          19.10%
Enterprise Total Return............................................       N/A          N/A           N/A            N/A
INVESCO VIF--Financial Services....................................    -18.05%         N/A           N/A           5.39%
INVESCO VIF--Health Sciences.......................................    -20.48%         N/A           N/A          11.55%
INVESCO VIF--Telecommunications....................................    -58.19%         N/A           N/A         -26.28%
Janus Aspen Series Capital Appreciation............................    -28.75%         N/A           N/A          14.52%
Janus Aspen Series Flexible Income.................................     -1.58%        4.07%          N/A           5.79%
Janus Aspen Series International Growth............................    -30.16%        7.17%          N/A          10.87%
Lord Abbett Bond-Debenture.........................................     -4.42%        1.78%         5.63%          7.20%
Lord Abbett Growth and Income......................................    -15.15%        9.00%        11.64%         11.61%
Lord Abbett Mid-Cap Value..........................................     -1.32%         N/A           N/A          18.82%
MFS Mid Cap Growth.................................................    -25.02%         N/A           N/A         -17.88%
MFS New Discovery..................................................    -13.59%         N/A           N/A          11.10%
MFS Total Return...................................................     -8.79%        7.17%          N/A          10.50%
MFS Utilities......................................................    -31.06%        7.39%          N/A          12.05%
MONY Series Fund Government Securities.............................     -2.74%        2.97%         3.62%          4.15%
MONY Series Fund Long Term Bond....................................     -3.02%        4.06%         5.57%          7.39%
PBHG Mid-Cap Value.................................................     -1.33%         N/A           N/A          20.07%
PBHG Select Value..................................................     -7.43%         N/A           N/A          12.97%
PIMCO Global Bond..................................................       N/A          N/A           N/A            N/A
PIMCO Real Return Bond.............................................    -17.65%         N/A           N/A           4.95%
PIMCO StocksPlus Growth and Income.................................    -19.36%         N/A           N/A           2.29%
Morgan Stanley Universal Institutional Emerging Markets Equity.....    -14.96%       -6.37%          N/A          -6.38%
Morgan Stanley Universal Institutional Global Value Equity.........    -15.42%         N/A           N/A           4.84%
Morgan Stanley Universal Institutional U.S. Real Estate............      0.47%         N/A           N/A           5.12%

----------
   The tables above assume that a $1,000 payment was made to each Subaccount at the beginning of the period shown, that no further payments were made, that any distributions from the corresponding Portfolio of the Funds were reinvested, and that the Owner surrendered the Contract for cash, rather than electing commencement of annuity benefits in the form of one of the Settlement Options available, at the end of the period shown. The average annual total return percentages shown in the tables reflect the historical rates of return, deductions for all charges, expenses, and fees of both the Funds including the Investment Adviser Fees described in the Prospectus (see "Investment Adviser Fee" beginning at page 23), and the Variable Account which would be imposed on the payment assumed, including a contingent deferred sales (Surrender) charge imposed as a result of the full surrender allocated to each Subaccount in the proportion that the total value of that Subaccount bore to the total value of the Variable Account at the end of the period indicated.

                                     (17)

   The average annual total return for the Subaccounts other than the Money Market Subaccount, assuming that the Contracts remain in force throughout the periods indicated, is shown in the tables below for Options 1, 2 and 3.

                        MONY AMERICA VARIABLE ACCOUNT A

                     HYPOTHETICAL HISTORICAL TOTAL RETURN
                   (assuming $1,000 payment at beginning of
                    period and Contract continues in force)

                                   OPTION 1

                                                                                                                For the
                                                                                                              Period Since
                                                                      For the       For the       For the      Inception
                                                                    1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                                    December 31, December 31,   December 31,  December 31,
Subaccount                                                              2001         2001           2001          2001
----------                                                          ------------ ------------- -------------- ------------
Alger American Balanced............................................     -3.17%       12.75%        10.59%          9.45%
Alger American MidCap Growth.......................................     -7.72%       13.61%          N/A          17.32%
Enterprise Small Company Growth....................................     -5.05%         N/A           N/A          16.54%
Enterprise Small Company Value.....................................      3.93%       14.73%        12.96%         13.11%
Enterprise Equity Income...........................................    -11.89%         N/A           N/A          -0.56%
Enterprise Global Socially Responsive..............................       N/A          N/A           N/A            N/A
Enterprise Growth..................................................    -13.72%         N/A           N/A           0.54%
Enterprise Growth & Income.........................................    -13.02%         N/A           N/A           1.71%
Enterprise Managed.................................................    -12.28%        4.42%        11.00%         13.23%
Enterprise Multi-Cap Growth........................................    -18.01%         N/A           N/A          22.11%
Enterprise Total Return............................................       N/A          N/A           N/A            N/A
INVESCO VIF--Financial Services....................................    -11.00%         N/A           N/A           8.84%
INVESCO VIF--Health Sciences.......................................    -13.67%         N/A           N/A          13.33%
INVESCO VIF--Telecommunications....................................    -54.59%         N/A           N/A         -23.51%
Janus Aspen Series Capital Appreciation............................    -22.70%         N/A           N/A          16.24%
Janus Aspen Series Flexible Income.................................      6.37%        5.89%          N/A           6.78%
Janus Aspen Series International Growth............................    -24.22%        8.92%          N/A          12.04%
Lord Abbett Bond-Debenture.........................................      3.54%        3.66%         6.62%          8.20%
Lord Abbett Growth and Income......................................     -7.92%       10.74%        12.69%         12.66%
Lord Abbett Mid-Cap Value..........................................      6.68%         N/A           N/A          22.03%
MFS Mid Cap Growth.................................................    -18.61%         N/A           N/A         -13.45%
MFS New Discovery..................................................     -6.20%         N/A           N/A          13.16%
MFS Total Return...................................................     -1.03%        8.93%          N/A          11.77%
MFS Utilities......................................................    -25.19%        9.14%          N/A          13.32%
MONY Series Fund Government Securities.............................      5.22%        4.81%         4.54%          5.08%
MONY Series Fund Long Term Bond....................................      4.92%        5.87%         6.56%          8.39%
PBHG Mid-Cap Value.................................................      6.62%         N/A           N/A          22.29%
PBHG Select Value..................................................      0.43%         N/A           N/A          14.84%
PIMCO Global Bond..................................................       N/A          N/A           N/A            N/A
PIMCO Real Return Bond.............................................      6.86%         N/A           N/A           8.44%
PIMCO StocksPlus Growth and Income.................................    -12.57%         N/A           N/A           4.39%
Morgan Stanley Universal Institutional Emerging Markets Equity.....     -7.68%       -4.51%          N/A          -4.77%
Morgan Stanley Universal Institutional Global Value Equity.........     -8.18%         N/A           N/A           6.65%
Morgan Stanley Universal Institutional U.S. Real Estate............      8.45%         N/A           N/A           6.95%

                                     (18)

                                   OPTION 2

                                                                                                                For the
                                                                                                              Period Since
                                                                      For the       For the       For the      Inception
                                                                    1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                                    December 31, December 31,   December 31,  December 31,
Subaccount                                                              2001         2001           2001          2001
----------                                                          ------------ ------------- -------------- ------------
Alger American Balanced............................................     -3.50%       12.37%        10.22%          9.08%
Alger American MidCap Growth.......................................     -8.00%       13.23%          N/A          16.92%
Enterprise Small Company Growth....................................     -5.31%         N/A           N/A          16.14%
Enterprise Small Company Value.....................................      3.57%       14.33%        12.58%         12.73%
Enterprise Equity Income...........................................    -12.18%         N/A           N/A          -0.88%
Enterprise Global Socially Responsive..............................       N/A          N/A           N/A            N/A
Enterprise Growth..................................................    -13.93%         N/A           N/A           0.23%
Enterprise Growth & Income.........................................    -13.23          N/A           N/A           1.38%
Enterprise Managed.................................................    -12.57%        4.08%        10.63%         12.85%
Enterprise Multi-Cap Growth........................................    -18.25%         N/A           N/A          21.70%
Enterprise Total Return............................................       N/A          N/A           N/A            N/A
INVESCO VIF--Financial Services....................................    -11.27%         N/A           N/A           8.49%
INVESCO VIF--Health Sciences.......................................    -13.98%         N/A           N/A          12.95%
INVESCO VIF--Telecommunications....................................    -54.71%         N/A           N/A         -23.75%
Janus Aspen Series Capital Appreciation............................    -22.92%         N/A           N/A          15.86%
Janus Aspen Series Flexible Income.................................      6.01%        5.54%          N/A           6.42%
Janus Aspen Series International Growth............................    -24.44%        8.57%          N/A          11.67%
Lord Abbett Bond-Debenture.........................................      3.20%        3.32%         6.27%          7.84%
Lord Abbett Growth and Income......................................     -8.18%       10.37%        12.32%         12.28%
Lord Abbett Mid-Cap Value..........................................      6.38%         N/A           N/A          21.64%
MFS Mid Cap Growth.................................................    -18.88%         N/A           N/A         -13.70%
MFS New Discovery..................................................     -6.49%         N/A           N/A          12.79%
MFS Total Return...................................................     -1.35%        8.55%          N/A          11.40%
MFS Utilities......................................................    -25.41%        8.78%          N/A          12.95%
MONY Series Fund Government Securities.............................      4.86%        4.47%         4.21%          4.75%
MONY Series Fund Long Term Bond....................................      4.58%        5.52%         6.21%          8.01%
PBHG Mid-Cap Value.................................................      6.23%         N.A           N/A          21.88%
PBHG Select Value..................................................      0.11%         N/A           N/A          14.45%
PIMCO Global Bond..................................................       N/A          N/A           N/A            N/A
PIMCO Real Return Bond.............................................      6.53%         N/A           N/A           8.07%
PIMCO StocksPlus Growth and Income.................................    -12.86%         N/A           N/A           4.05%
Morgan Stanley Universal Institutional Emerging Markets Equity.....     -7.98%       -4.82%          N/A          -5.07%
Morgan Stanley Universal Institutional Global Value Equity.........     -8.50%         N/A           N/A           6.29%
Morgan Stanley Universal Institutional U.S. Real Estate............      8.10%         N/A           N/A           6.61%

                                     (19)

                                   OPTION 3

                                                                                                                For the
                                                                                                              Period Since
                                                                      For the       For the       For the      Inception
                                                                    1 Year Ended 5 Years Ended 10 Years Ended   Through
                                                                    December 31, December 31,   December 31,  December 31,
Subaccount                                                              2001         2001           2001          2001
----------                                                          ------------ ------------- -------------- ------------
Alger American Balanced............................................     -4.07%       11.71%         9.56%          8.43%
Alger American MidCap Growth.......................................     -8.58%       12.56%          N/A          16.22%
Enterprise Small Company Growth....................................     -5.92%         N/A           N/A          15.45%
Enterprise Small Company Value.....................................      2.95%       13.65%        11.91%         12.06%
Enterprise Equity Income...........................................    -12.71%         N/A           N/A          -1.48%
Enterprise Global Socially Responsive..............................       N/A          N/A           N/A            N/A
Enterprise Growth..................................................    -14.53%         N/A           N/A          -0.39%
Enterprise Growth & Income.........................................    -13.80%         N/A           N/A           0.77%
Enterprise Managed.................................................    -13.08%        3.46%         9.97%         12.18%
Enterprise Multi-Cap Growth........................................    -18.76%         N/A           N/A          20.96%
Enterprise Total Return............................................       N/A          N/A           N/A            N/A
INVESCO VIF--Financial Services....................................    -11.88%         N/A           N/A           7.81%
INVESCO VIF--Health Sciences.......................................    -14.49%         N/A           N/A          12.27%
INVESCO VIF--Telecommunications....................................    -55.04%         N/A           N/A         -24.25%
Janus Aspen Series Capital Appreciation............................    -23.38%         N/A           N/A          15.16%
Janus Aspen Series Flexible Income.................................      5.42%        4.91%          N/A           5.79%
Janus Aspen Series International Growth............................    -24.90%        7.91%          N/A          11.00%
Lord Abbett Bond-Debenture.........................................      2.58%        2.70%         5.63%          7.20%
Lord Abbett Growth and Income......................................     -8.76%        9.70%        11.64%         11.61%
Lord Abbett Mid-Cap Value..........................................      5.68%         N/A           N/A          20.89%
MFS Mid Cap Growth.................................................    -19.37%         N/A           N/A         -14.23%
MFS New Discovery..................................................     -7.08%         N/A           N/A          12.11%
MFS Total Return...................................................     -1.92%        7.91%          N/A          10.73%
MFS Utilities......................................................    -25.87%        8.14%          N/A          12.27%
MONY Series Fund Government Securities.............................      4.26%        3.84%          N/A           4.06%
MONY Series Fund Long Term Bond....................................      3.98%        4.90%         5.57%          6.14%
PBHG Mid-Cap Value.................................................      5.67%         N/A           N/A          21.16%
PBHG Select Value..................................................     -0.46%         N/A           N/A          13.77%
PIMCO Global Bond..................................................       N/A          N/A           N/A            N/A
PIMCO Real Return Bond.............................................    -11.45%         N/A           N/A           7.42%
PIMCO StocksPlus Growth and Income.................................    -13.32%         N/A           N/A           3.44%
Morgan Stanley Universal Institutional Emerging Markets Equity.....     -8.56%       -5.40%          N/A          -5.64%
Morgan Stanley Universal Institutional Global Value Equity.........     -9.05%         N/A           N/A           5.65%
Morgan Stanley Universal Institutional U.S. Real Estate............      7.47%         N/A           N/A           5.97%

   The tables above reflect the same assumptions and results as the tables appearing on pages (15), except that no contingent deferred sales (surrender) charge has been deducted. The data reflected in the tables above reflect the average annual total return an Owner would have received during that period if he did not surrender his Contract.

                                     (20)

                             FINANCIAL STATEMENTS


   The audited financial statements of MONY America Variable Account A and the Company are set forth herein.



   The financial statements of MONY America Variable Account A and the Company have been audited by PricewaterhouseCoopers LLP. The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies.


                                     (21)

            FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                                   Page
                                                                                                                   ----
With respect to MONY America Variable Account A:
 Statement of assets and liabilities as of December 31, 2000......................................................  F-2
 Statement of operations for the period ended December 31, 2000...................................................  F-10
 Statement of changes in net assets for the periods ended December 31, 2000 and December 31, 1999.................  F-16
 Notes to financial statements....................................................................................  F-28
With respect to MONY Life Insurance Company of America:
 Unaudited interim condensed balance sheets as of September 30, 2001 and December 31, 2000........................  F-32
 Unaudited interim condensed statements of income and comprehensive income for the three-month periods ended
   September 30, 2001 and 2000....................................................................................  F-33
 Unaudited interim condensed statements of income and comprehensive income for the nine-month periods ended
   September 30, 2001 and 2000....................................................................................  F-34
 Unaudited interim condensed statement of changes in shareholder's equity for the nine-month period ended
   September 30, 2001.............................................................................................  F-35
 Unaudited interim condensed statements of cash flows for the nine-month periods ended September 30, 2001 and 2000  F-36
 Notes to unaudited interim condensed financial statements........................................................  F-37
 Report of Independent Accountants................................................................................  F-40
 Balance sheets as of December 31, 2000 and 1999..................................................................  F-41
 Statements of income and comprehensive income for the years ended December 31, 2000, 1999 and 1998...............  F-42
 Statements of changes in shareholder's equity for the years ended December 31, 2000, 1999 and 1998...............  F-43
 Statements of cash flows for the years ended December 31, 2000, 1999 and 1998....................................  F-44
 Notes to financial statements....................................................................................  F-46

                                 MONY AMERICA

                              Variable Account A

                      STATEMENT OF ASSETS AND LIABILITIES

                               December 31, 2000


                                                                  MONY Series Fund, Inc.
                                                           ------------------------------------
                                                           Intermediate   Equity       Equity
                                                            Term Bond     Growth       Income
                                                            Subaccount  Subaccount   Subaccount
                                                           ------------ -----------  ----------
                          ASSETS
Shares held in respective Funds...........................   3,732,948       22,971      38,242
                                                           ===========  ===========  ==========
Investments at cost....................................... $40,435,418  $   939,074  $  908,006
                                                           ===========  ===========  ==========
Investments in respective Funds, at net asset value....... $40,950,439  $   806,746  $  794,679
Amount due from MONY America..............................      32,743            0           0
Amount due from respective Funds..........................       8,440            0           0
                                                           -----------  -----------  ----------
       Total assets.......................................  40,991,622      806,746     794,679
                                                           -----------  -----------  ----------
                       LIABILITIES
Amount due to MONY America................................      28,654          382         372
Amount due to respective Funds............................      32,743            0           0
                                                           -----------  -----------  ----------
       Total liabilities..................................      61,397          382         372
                                                           -----------  -----------  ----------
Net assets................................................ $40,930,225  $   806,364  $  794,307
                                                           ===========  ===========  ==========
Net assets consist of:
 Contractholders' net payments............................ $28,792,565  $(1,077,877) $ (841,653)
 Undistributed net investment income......................  11,233,144      753,056   1,029,936
 Accumulated net realized gain (loss) on investments......     389,495    1,263,513     719,350
 Net unrealized appreciation (depreciation) of investments     515,021     (132,328)   (113,326)
                                                           -----------  -----------  ----------
Custom Master:
Net assets................................................ $17,523,845  $        --  $       --
                                                           ===========  ===========  ==========
Number of units outstanding*..............................   1,660,729            0           0
                                                           -----------  -----------  ----------
Net asset value per unit outstanding*..................... $     10.55
                                                           ===========  ===========  ==========
MONY Master
Net assets................................................ $23,406,380  $   806,364  $  794,307
                                                           ===========  ===========  ==========
Number of units outstanding*..............................   1,131,476       13,226      16,657
                                                           -----------  -----------  ----------
Net asset value per unit outstanding*..................... $     20.69  $     60.97  $    47.68
                                                           ===========  ===========  ==========
Value Master
Net assets................................................ $        --  $        --  $       --
                                                           ===========  ===========  ==========
Number of units outstanding*..............................           0            0           0
                                                           -----------  -----------  ----------
Net asset value per unit outstanding*.....................
                                                           ===========  ===========  ==========

----------

*  Units outstanding have been rounded for presentation purposes.



                      See notes to financial statements.

                        MONY Series Fund, Inc.
           -------------------------------------------------
                                 Long Term   Government
           Diversified              Bond     Securities  Money Market
           Subaccount            Subaccount  Subaccount   Subaccount
           -----------           ----------- ----------- ------------
                58,337             4,647,888   3,724,367  199,088,852
           ===========           =========== =========== ============
           $ 1,131,550           $60,091,666 $40,485,975 $199,088,852
           ===========           =========== =========== ============
           $ 1,045,390           $61,677,477 $42,048,111 $199,088,852
                     0                42,482      60,364      145,047
                     0                31,444      15,693      296,162
           -----------           ----------- ----------- ------------
             1,045,390            61,751,403  42,124,168  199,530,061
           -----------           ----------- ----------- ------------
                   498                61,964      36,671      395,118
                     0                42,482      60,364      145,047
           -----------           ----------- ----------- ------------
                   498               104,446      97,035      540,556
           -----------           ----------- ----------- ------------
           $ 1,044,892           $61,646,957 $42,027,133 $198,989,896
           ===========           =========== =========== ============
           $(1,269,402)          $38,201,987 $35,976,749 $155,991,085
             1,452,375            21,521,126   3,817,541   43,798,500
               948,079               338,033     670,707            0
               (86,160)            1,585,811   1,562,136            0
           -----------           ----------- ----------- ------------
           $        --           $24,513,189 $22,745,167 $102,517,301
           ===========           =========== =========== ============
                     0             2,367,333   2,116,059    9,408,383
           -----------           ----------- ----------- ------------
                                 $     10.35 $     10.75 $      10.90
           ===========           =========== =========== ============
           $ 1,044,892           $37,133,768 $19,281,966 $ 96,472,595
           ===========           =========== =========== ============
                23,813             1,436,552   1,423,653    5,634,325
           -----------           ----------- ----------- ------------
           $     43.88           $     25.85 $     13.54 $      17.12
           ===========           =========== =========== ============
           $        --           $        -- $        -- $         --
           ===========           =========== =========== ============
                     0                     0           0            0
           -----------           ----------- ----------- ------------
           ===========           =========== =========== ============



                      See notes to financial statements.

                                 MONY AMERICA



                              Variable Account A



                STATEMENT OF ASSETS AND LIABILITIES (continued)



                               December 31, 2000



                                                                         Enterprise Accumulation Trust
                                                           ---------------------------------------------------------
                                                                          Small Company                 International
                                                              Equity          Value        Managed         Growth
                                                            Subaccount     Subaccount     Subaccount     Subaccount
                                                           -------------  ------------- --------------  -------------
                          ASSETS
Shares held in respective Funds...........................    13,139,905    10,370,795      48,358,493    10,197,880
                                                           =============  ============  ==============  ============
Investments at cost....................................... $ 484,084,855  $295,624,145  $1,544,307,577  $ 83,466,797
                                                           =============  ============  ==============  ============
Investments in respective Funds, at net asset value....... $ 366,866,153  $271,611,139  $1,169,791,944  $ 70,773,290
Amount due from MONY America..............................        76,725        21,487          78,230         4,721
Amount due from respective Funds..........................        90,664        68,457         590,848        32,410
                                                           -------------  ------------  --------------  ------------
       Total assets.......................................   367,033,542   271,701,083   1,170,456,190    70,810,421
                                                           -------------  ------------  --------------  ------------
                       LIABILITIES
Amount due to MONY America................................       268,730       197,849       1,149,047        66,577
Amount due to respective Funds............................        76,725        21,487          78,230         4,721
                                                           -------------  ------------  --------------  ------------
       Total liabilities..................................       345,455       219,336       1,227,277        71,298
                                                           -------------  ------------  --------------  ------------
Net assets................................................ $ 366,688,087  $271,481,747  $1,169,233,745  $ 70,739,123
                                                           =============  ============  ==============  ============
Net assets consist of:
 Contractholders' net payments............................ $ 134,229,574  $(84,740,663) $ (150,273,309) $ 45,347,068
 Undistributed net investment income......................   174,201,455   127,827,564   1,061,258,715    12,049,771
 Accumulated net realized gain (loss) on investments......   175,475,760   112,331,550     642,763,972    26,035,791
 Net unrealized appreciation (depreciation) of investments  (117,218,702)  (24,013,006)   (374,515,633)  (12,693,507)
                                                           -------------  ------------  --------------  ------------
Custom Master:
Net assets................................................ $  99,147,032  $ 75,346,629  $  169,553,363  $ 26,036,592
                                                           =============  ============  ==============  ============
Number of units outstanding*..............................     9,303,452     5,755,083      15,740,006     2,150,655
                                                           -------------  ------------  --------------  ------------
Net asset value per unit outstanding*..................... $       10.66  $      13.09  $        10.77  $      12.11
                                                           =============  ============  ==============  ============
MONY Master
Net assets................................................ $ 267,541,055  $196,135,118  $  999,680,382  $ 44,702,531
                                                           =============  ============  ==============  ============
Number of units outstanding*..............................     5,595,324     3,867,795      16,443,234     2,646,801
                                                           -------------  ------------  --------------  ------------
Net asset value per unit outstanding*..................... $       47.82  $      50.71  $        60.80  $      16.89
                                                           =============  ============  ==============  ============
Value Master
Net assets................................................ $          --  $         --  $           --  $         --
                                                           =============  ============  ==============  ============
Number of units outstanding*..............................             0             0               0             0
                                                           -------------  ------------  --------------  ------------
Net asset value per unit outstanding*.....................            --            --              --  $         --
                                                           =============  ============  ==============  ============

----------

*  Units outstanding have been rounded for presentation purposes.


** Reflects Net Asset Value for MONY Master.



                      See notes to financial statements.

                         Enterprise Accumulation Trust
-------------------------------------------------------------------------------
                                           Small
High Yield                  Growth and    Company       Equity       Capital
   Bond         Growth        Income       Growth       Income     Appreciation
Subaccount    Subaccount    Subaccount   Subaccount   Subaccount    Subaccount
-----------  ------------  ------------  -----------  -----------  ------------
 12,228,017    46,052,358    23,928,501    8,037,028    4,947,028    8,459,311
===========  ============  ============  ===========  ===========  ===========
$61,873,719  $278,887,554  $144,335,201  $70,963,835  $26,256,641  $65,435,770
===========  ============  ============  ===========  ===========  ===========
$54,781,516  $275,853,622  $148,356,705  $69,118,441  $28,148,591  $59,976,515
     22,199        67,560        49,942       21,412       26,976       13,238
     30,469        39,297        28,746        9,329        1,807       15,959
-----------  ------------  ------------  -----------  -----------  -----------
 54,834,184   275,960,479   148,435,393   69,149,182   28,177,374   60,005,712
-----------  ------------  ------------  -----------  -----------  -----------
     57,641       177,536       104,178       43,271       15,927       46,117
     22,199        67,560        49,942       21,412       26,976       13,238
-----------  ------------  ------------  -----------  -----------  -----------
     79,840       245,096       154,120       64,683       42,903       59,355
-----------  ------------  ------------  -----------  -----------  -----------
$54,754,344  $275,715,383  $148,281,273  $69,084,499  $28,134,471  $59,946,357
===========  ============  ============  ===========  ===========  ===========
$45,207,994  $274,660,316  $142,976,852  $66,640,006  $27,304,907  $59,803,336
 24,263,788    (2,030,934)   (1,676,305)    (278,683)    (341,760)   2,322,141
 (7,625,235)    6,119,933     2,959,222    4,568,570     (720,626)   3,280,135
 (7,092,203)   (3,033,932)    4,021,504   (1,845,394)   1,891,950   (5,459,255)
-----------  ------------  ------------  -----------  -----------  -----------
$24,518,856  $275,715,383  $148,281,273  $69,084,499  $28,134,471  $59,946,357
===========  ============  ============  ===========  ===========  ===========
  2,486,623    23,412,645    12,270,052    4,116,238    2,500,601    4,167,672
-----------  ------------  ------------  -----------  -----------  -----------
$      9.86  $      11.78  $      12.08  $     16.78  $     11.25  $     14.38
===========  ============  ============  ===========  ===========  ===========
$30,235,488  $         --  $         --  $        --  $        --  $        --
===========  ============  ============  ===========  ===========  ===========
  2,074,927             0             0            0            0            0
-----------  ------------  ------------  -----------  -----------  -----------
$     14.57  $         --  $         --  $        --  $        --  $        --
===========  ============  ============  ===========  ===========  ===========
$        --  $         --  $         --  $        --  $        --  $        --
===========  ============  ============  ===========  ===========  ===========
          0             0             0            0            0            0
-----------  ------------  ------------  -----------  -----------  -----------
$        --  $         --  $         --  $        --  $        --  $        --
===========  ============  ============  ===========  ===========  ===========

----------

*  Units outstanding have been rounded for presentation purposes.


** Reflects Net Asset Value for MONY Master.



                      See notes to financial statements.

                                 MONY AMERICA



                              Variable Account A



                      STATEMENT OF ASSETS AND LIABILITIES



                               December 31, 2000



                                                                 OCC Accumulation Trust
                                                    ------------------------------------------------
                                                      Money    US Government
                                                      Market      Income       Equity     Small Cap     Managed
                                                    Subaccount  Subaccount   Subaccount   Subaccount   Subaccount
                                                    ---------- ------------- -----------  ----------  ------------
                      ASSETS
Shares held in respective Funds....................   800,078       61,207        39,147      35,517       360,663
                                                     --------   ----------   -----------  ----------  ------------
Investments at cost................................  $800,078   $  647,765   $ 1,347,699  $  809,131  $ 14,490,302
                                                     ========   ==========   ===========  ==========  ============
Investments in respective Funds, at net asset value  $800,078   $  642,678   $ 1,412,814  $1,145,411  $ 15,580,652
Amount due from respective Funds...................         2            0             0           0            28
                                                     --------   ----------   -----------  ----------  ------------
       Total assets................................   800,080      642,678     1,412,814   1,145,411    15,580,680
                                                     --------   ----------   -----------  ----------  ------------
                    LIABILITIES
Amount due to MONY America.........................       391          308           664         537         7,350
                                                     --------   ----------   -----------  ----------  ------------
       Total liabilities...........................       391          308           664         537         7,350
                                                     --------   ----------   -----------  ----------  ------------
Net Assets.........................................  $799,689   $  642,370   $ 1,412,150  $1,144,874  $ 15,573,330
                                                     ========   ==========   ===========  ==========  ============
Net assets consist of:
 Contractholders' net payments.....................  $257,116   $ (818,770)  $(1,073,066) $ (423,977) $(20,205,846)
 Undistributed net investment income...............   542,573    1,408,281       481,363     271,001     5,653,213
 Accumulated net realized gain on investments......         0       57,946     1,938,738     961,570    29,035,613
 Net unrealized appreciation (depreciation) of
   investments.....................................         0       (5,087)       65,115     336,280     1,090,350
                                                     --------   ----------   -----------  ----------  ------------
Custom Master:
Net assets.........................................  $     --   $       --   $        --  $       --  $         --
                                                     ========   ==========   ===========  ==========  ============
Number of units outstanding*.......................         0            0             0           0             0
                                                     --------   ----------   -----------  ----------  ------------
Net asset value per unit outstanding*..............  $     --   $       --   $        --  $       --  $         --
                                                     ========   ==========   ===========  ==========  ============
MONY Master
Net assets.........................................  $     --   $       --   $        --  $       --  $         --
                                                     ========   ==========   ===========  ==========  ============
Number of units outstanding*.......................         0            0             0           0             0
                                                     --------   ----------   -----------  ----------  ------------
Net asset value per unit outstanding*..............  $     --   $       --   $        --  $       --  $         --
                                                     ========   ==========   ===========  ==========  ============
Value Master
Net assets.........................................  $799,689   $  642,370   $ 1,412,150  $1,144,874  $ 15,573,330
                                                     ========   ==========   ===========  ==========  ============
Number of units outstanding*.......................    51,138       33,160        28,360      26,606       256,327
                                                     --------   ----------   -----------  ----------  ------------
Net asset value per unit outstanding*..............  $  15.64   $    19.37   $     49.79  $    43.03  $      60.76
                                                     ========   ==========   ===========  ==========  ============

----------

*  Units outstanding have been rounded for presentation purposes.



                      See notes to financial statements.

                                 MONY AMERICA



                              Variable Account A



                STATEMENT OF ASSETS AND LIABILITIES (continued)



                               December 31, 2000



                                                           Enterprise Accumulation Trust
                                                           ----------------------------
                                                                                          Dreyfus       Dreyfus
                                                             Multi-cap                     Stock       Socially
                                                               Growth         Balanced     Index      Responsible
                                                             Subaccount      Subaccount  Subaccount   Subaccount
                                                            ------------    -----------  -----------  -----------
                          ASSETS
Shares held in respective Funds...........................   11,114,353       2,902,085    2,484,175      427,541
                                                            ------------    -----------  -----------  -----------
Investments at cost....................................... $161,929,578     $14,611,713  $91,927,895  $16,282,824
                                                            ============    ===========  ===========  ===========
Investments in respective Funds, at net asset value....... $112,810,687     $14,916,717  $84,461,938  $14,737,355
Amount due from MONY America..............................       25,190          17,835       62,494      110,341
Amount due from respective Funds..........................        9,922           2,319        2,361        1,219
                                                            ------------    -----------  -----------  -----------
       Total assets.......................................  112,845,799      14,936,871   84,526,793   14,848,915
                                                            ------------    -----------  -----------  -----------
                       LIABILITIES
Amount due to MONY America................................       67,950           9,853       45,625        8,695
Amount due to respective Funds............................       25,190          17,835       62,494      110,341
                                                            ------------    -----------  -----------  -----------
       Total liabilities..................................       93,140          27,688      108,119      119,036
                                                            ------------    -----------  -----------  -----------
Net assets................................................ $112,752,659     $14,909,183  $84,418,674  $14,729,879
                                                            ============    ===========  ===========  ===========
Net assets consist of:
Contractholders' net payments............................. $158,088,142     $14,539,751  $89,481,313  $15,882,973
Undistributed net investment income (loss)................   (1,538,653)        (96,998)   1,376,461      149,996
Accumulated net realized gain (loss) on investments.......    5,322,061         161,426    1,026,857      242,379
 Net unrealized appreciation (depreciation) of investments  (49,118,891)        305,004   (7,465,957)  (1,545,469)
                                                            ------------    -----------  -----------  -----------
Custom Master:
Net assets................................................ $112,752,659     $14,909,183  $84,418,674  $14,729,879
                                                            ============    ===========  ===========  ===========
Number of units outstanding*..............................    5,662,101       1,446,912    8,848,044    1,447,492
                                                            ------------    -----------  -----------  -----------
Net asset value per unit outstanding*..................... $      19.91     $     10.30  $      9.54  $     10.18
                                                            ============    ===========  ===========  ===========
MONY Master
Net assets................................................ $         --     $        --  $        --  $        --
                                                            ============    ===========  ===========  ===========
Number of units outstanding*..............................            0               0            0            0
                                                            ------------    -----------  -----------  -----------
                                                                     --              --           --           --
                                                            ============    ===========  ===========  ===========
Net asset value per unit outstanding*.....................
Value Master..............................................
Net assets................................................ $         --     $        --  $        --  $        --
                                                            ------------    -----------  -----------  -----------
Number of units outstanding*..............................            0               0            0            0
                                                            ------------    -----------  -----------  -----------
Net asset value per unit outstanding*.....................


----------

*  Units outstanding have been rounded for presentation purposes.



                      See notes to financial statements.

                                 MONY AMERICA



                              Variable Account A



                STATEMENT OF ASSETS AND LIABILITIES (continued)



                               December 31, 2000



                                                           Fidelity Variable Insurance Products Funds
                                                           -----------------------------------------
                                                                                           VIP III
                                                               VIP             VIP II       Growth
                                                              Growth         Contrafund  Opportunties
                                                            Subaccount       Subaccount   Subaccount
                                                            -----------     -----------  ------------
                          ASSETS
Shares held in respective Funds...........................   1,373,760        2,587,162      934,616
                                                            -----------     -----------  -----------
Investments at cost....................................... $68,558,685      $66,264,669  $19,475,559
                                                            ===========     ===========  ===========
Investments in respective Funds, at net asset value....... $59,758,571      $61,238,119  $16,542,697
Amount due from MONY America..............................      38,614           16,860          383
Amount due from respective Funds..........................       3,298            5,654            0
                                                            -----------     -----------  -----------
       Total assets.......................................  59,800,483       61,260,633   16,543,080
                                                            -----------     -----------  -----------
                       LIABILITIES
Amount due to MONY America................................      33,934           36,534        8,470
Amount due to respective Funds............................      38,614           16,860          383
                                                            -----------     -----------  -----------
       Total liabilities..................................      72,548           53,394        8,853
                                                            -----------     -----------  -----------
Net assets................................................ $59,727,935      $61,207,239  $16,534,227
                                                            ===========     ===========  ===========
Net assets consist of:
Contractholders' net payments............................. $65,562,680      $62,956,800  $19,285,551
Undistributed net investment income (loss)................   2,201,692        3,213,953      550,317
Accumulated net realized gain (loss) on investments.......     763,677           63,036     (368,779)
 Net unrealized appreciation (depreciation) of investments  (8,800,114)      (5,026,550)  (2,932,862)
                                                            -----------     -----------  -----------
Custom Master:
Net assets................................................ $59,727,935      $61,207,239  $16,534,227
                                                            ===========     ===========  ===========
Number of units outstanding*..............................   5,959,654        6,048,806    2,060,245
                                                            -----------     -----------  -----------
Net asset value per unit outstanding*.....................          --               --           --
                                                           $     10.02      $     10.12  $      8.03
                                                            ===========     ===========  ===========
MONY Master
Net assets................................................ $        --      $        --  $        --
                                                            ===========     ===========  ===========
Number of units outstanding*..............................           0                0            0
                                                            -----------     -----------  -----------
Net asset value per unit outstanding*.....................          --               --           --
                                                            ===========     ===========  ===========
Value Master
Net assets................................................ $        --      $        --  $        --
                                                            -----------     -----------  -----------
Number of units outstanding*..............................           0                0            0
                                                            -----------     -----------  -----------
Net asset value per unit outstanding*.....................

----------

*  Units outstanding have been rounded for presentation purposes.



                      See notes to financial statements.

                                 MONY AMERICA



                              Variable Account A



                STATEMENT OF ASSETS AND LIABILITIES (continued)



                               December 31, 2000



             -------------------------------------------------------
                               Janus Aspen Series
             -----------------------------------------------------
              Aggressive                  Capital      Worldwide
                Growth      Balanced    Appreciation     Growth
              Subaccount   Subaccount    Subaccount    Subaccount
             ------------  -----------  ------------  ------------
                2,218,846    2,678,981     2,819,524     2,528,990
             ============  ===========  ============  ============
             $127,953,606  $71,185,945  $ 88,702,615  $118,917,895
             ============  ===========  ============  ============
             $ 80,544,118  $65,126,020  $ 75,535,057  $ 93,522,060
                   31,713        8,651        16,734        24,669
                    7,416       19,011         3,774         1,293
             ------------  -----------  ------------  ------------
               80,583,247   65,153,682    75,555,565    93,548,022
             ------------  -----------  ------------  ------------
                   49,230       52,364        42,644        49,558
                   31,713        8,651        16,734        24,669
             ------------  -----------  ------------  ------------
                   80,943       61,015        59,378        74,227
             ------------  -----------  ------------  ------------
             $ 80,502,304  $65,092,667  $ 75,496,187  $ 93,473,795
             ============  ===========  ============  ============
             $112,437,145  $65,218,778  $ 84,758,939  $109,108,842
                9,779,375    5,357,476        53,515     6,349,621
                5,695,272      576,338     3,851,291     3,411,167
              (47,409,488)  (6,059,925)  (13,167,558)  (25,395,835)
             ------------  -----------  ------------  ------------
             $ 80,502,304  $65,092,667  $ 75,496,187  $ 93,473,795
             ============  ===========  ============  ============
                7,384,340    6,133,522     7,254,361     8,075,215
             ------------  -----------  ------------  ------------
             $      10.90  $     10.61  $      10.41  $      11.58
             ============  ===========  ============  ============
             $         --  $        --  $         --  $         --
             ============  ===========  ============  ============
                        0            0             0             0
             $         --  $        --  $         --  $         --
             $         --  $        --  $         --  $         --
             ============  ===========  ============  ============
                        0            0             0             0
             ------------  -----------  ------------  ------------
             $         --  $        --  $         --  $         --
             ============  ===========  ============  ============



                      See notes to financial statements.

                                 MONY AMERICA

                              Variable Account A

                            STATEMENT OF OPERATIONS

                     For the year ended December 31, 2000


                                                                     MONY Series Fund, Inc.
                                      -----------------------------------------------------------------------------------
                                        Equity     Equity   Intermediate Long Term                Government    Money
                                        Growth     Income    Term Bond      Bond      Diversified Securities    Market
                                      Subaccount Subaccount  Subaccount  Subaccount   Subaccount  Subaccount  Subaccount
                                      ---------- ---------- ------------ -----------  ----------- ----------  -----------
Dividend income...................... $       0  $  15,583   $2,508,696  $ 4,287,388   $   5,586  $2,395,413  $12,595,716
Distribution from net realized
  gains..............................   205,390    128,467            0            0     233,979         633            0
Mortality and expense risk
  charges............................   (12,228)   (10,401)    (508,426)    (753,474)    (17,503)   (519,149)  (2,682,632)
                                      ---------  ---------   ----------  -----------   ---------  ----------  -----------
Net investment income (loss).........   193,162    133,649    2,000,270    3,533,914     222,062   1,876,897    9,913,084
                                      ---------  ---------   ----------  -----------   ---------  ----------  -----------
Realized and unrealized gain (loss)
  on investments:....................
 Net realized gain (loss) on
   investments.......................   108,853     (9,933)    (777,621)  (3,794,049)     34,817    (729,224)           0
 Net change in unrealized
   appreciation (depreciation) of
   investments.......................  (392,959)   (97,162)   1,322,956    8,237,822    (363,646)  2,079,213            0
                                      ---------  ---------   ----------  -----------   ---------  ----------  -----------
Net realized and unrealized gain
  (loss) on investments..............  (284,106)  (107,095)     545,335    4,443,773    (328,829)  1,349,989            0
                                      ---------  ---------   ----------  -----------   ---------  ----------  -----------
Net increase (decrease) in net assets
  resulting from operations.......... $ (90,944) $  26,554   $2,545,605  $ 7,977,687   $(106,767) $3,226,886  $ 9,913,084
                                      =========  =========   ==========  ===========   =========  ==========  ===========



                      See notes to financial statements.

                                       Enterprise Accumulation Trust
-----------------------------------------------------------------------------------------------------------
  Money                   Small Company                International High Yield                 Growth and
  Market      Equity          Value       Managed         Growth        Bond         Growth       Income
Subaccount  Subaccount     Subaccount    Subaccount     Subaccount   Subaccount    Subaccount   Subaccount
---------- -------------  ------------- -------------  ------------- -----------  ------------  -----------
$ 72,477   $   2,914,219  $    416,569  $  25,809,270  $    150,982  $ 5,880,245  $    273,320  $   365,391

        0    104,993,172    53,461,697    400,080,824     7,345,711            0     2,342,871        4,472

  (15,363)    (5,456,567)   (3,833,289)   (17,422,612)   (1,067,440)    (776,442)   (3,360,995)  (1,636,197)
 --------  -------------  ------------  -------------  ------------  -----------  ------------  -----------
  57,114     102,450,824    50,044,977    408,467,482     6,429,253    5,103,803      (744,804)  (1,266,334)
 --------  -------------  ------------  -------------  ------------  -----------  ------------  -----------


        0     20,634,583    13,057,456   (224,318,481)   12,325,183   (4,942,244)    3,670,150    1,666,560

        0   (145,106,958)  (60,234,624)  (201,020,466)  (36,464,319)  (2,439,044)  (26,220,512)    (698,423)
 --------  -------------  ------------  -------------  ------------  -----------  ------------  -----------

        0   (124,472,375)  (47,177,168)  (425,338,947)  (24,139,136)  (7,381,288)  (22,550,362)     968,137
 --------  -------------  ------------  -------------  ------------  -----------  ------------  -----------

 $ 57,114  $ (22,021,551) $  2,867,809  $ (16,871,465) $(17,709,883) $(2,277,485) $(23,295,166) $  (298,197)
 ========  =============  ============  =============  ============  ===========  ============  ===========



                      See notes to financial statements.

                                 MONY AMERICA



                              Variable Account A



                      STATEMENT OF OPERATIONS (continued)



                     For the year ended December 31, 2000



                                                                        Enterprise Accumulation Trust
                                                       ---------------------------------------------------------------
                                                       Small Company   Equity      Capital      Multi-cap
                                                          Growth       Income    Appreciation     Growth      Balanced
                                                        Subaccount   Subaccount   Subaccount    Subaccount   Subaccount
                                                       ------------- ----------  ------------  ------------  ----------
Dividend income.......................................  $         0  $  117,841  $          0  $          0  $  34,302
Distribution from net realized gains..................      486,887           0     3,156,328        64,720     57,363
Mortality and expense risk charges....................     (685,718)   (326,265)     (690,482)   (1,526,504)  (164,787)
                                                        -----------  ----------  ------------  ------------  ---------
Net investment income (loss)..........................     (198,831)   (208,424)    2,465,846    (1,461,784)   (73,122)
                                                        -----------  ----------  ------------  ------------  ---------
Realized and unrealized gain (loss) on investments:
 Net realized gain (loss) on investments..............    4,171,459    (902,162)    2,719,867     4,943,899    151,372
 Net change in unrealized appreciation (depreciation)
   of investments.....................................   (6,552,552)  2,400,227   (13,474,845)  (58,309,366)  (189,101)
                                                        -----------  ----------  ------------  ------------  ---------
Net realized and unrealized gain (loss) on investments   (2,381,093)  1,498,065   (10,754,978)  (53,365,467)   (37,729)
                                                        -----------  ----------  ------------  ------------  ---------
Net increase in net assets resulting from operations..  $(2,579,924) $1,289,641  $ (8,289,132) $(54,827,251) $(110,851)
                                                        ===========  ==========  ============  ============  =========

                            OCC Accumulation Trust
  --------------------------------------------------------------------------
                                                     Dreyfus       Dreyfus
  US Government                                       Stock       Socially
     Income       Equity   Small Cap   Managed        Index      Responsible
   Subaccount   Subaccount Subaccount Subaccount    Subaccount   Subaccount
  ------------- ---------- ---------- -----------  ------------  -----------
   $  31,558     $ 11,645   $  9,210  $   286,199  $    742,648  $   119,670
           0      150,421          0    1,598,106     1,346,903            0
     (7,803).     (17,457)   (16,286)    (221,098)     (954,817)    (152,445)
    ---------    --------   --------  -----------  ------------  -----------
      23,755      144,609     (7,076)   1,663,207     1,134,734      (32,775)
    ---------    --------   --------  -----------  ------------  -----------
   (14,892)        32,616     62,201    1,957,435       948,461      211,422

       44,306     (79,230)   349,504   (2,667,995)  (10,610,917)  (2,038,422)
    ---------    --------   --------  -----------  ------------  -----------
      29,414      (46,614)   411,705     (710,560)   (9,662,456)  (1,827,000)
    ---------    --------   --------  -----------  ------------  -----------
   $  53,169     $ 97,995   $404,629  $   952,647  $ (8,527,722) $(1,859,775)
    =========    ========   ========  ===========  ============  ===========

                                 MONY AMERICA



                              Variable Account A



                      STATEMENT OF OPERATIONS (continued)



                     For the year ended December 31, 2000



                                                      Fidelity Variable Insurance Products Funds
                                                      -----------------------------------------
                                                                                      VIP III
                                                          VIP            VIP II       Growth
                                                         Growth        Contrafund  Opportunities
                                                       Subaccount      Subaccount   Subaccount
                                                      ------------    -----------  -------------
Dividend income...................................... $     23,768    $   104,819   $   122,079
Distribution from net realized gains.................    2,838,060      3,804,961       642,043
Mortality and expense risk charges...................     (610,217)      (633,984)     (191,516)
                                                      ------------    -----------   -----------
Net investment income (loss).........................    2,251,611      3,275,796       572,606
                                                      ------------    -----------   -----------
Realized and unrealized gain (loss) on investments:
 Net realized gain (loss) on investments.............      655,768         (1,607)     (368,794)
 Net change in unrealized depreciation of investments  (11,672,125)    (7,845,786)   (3,216,304)
                                                      ------------    -----------   -----------
Net realized and unrealized loss on investments......  (11,016,357)    (7,847,393)   (3,585,098)
                                                      ------------    -----------   -----------
Net decrease in net assets resulting from operations. $ (8,764,746)   $(4,571,597)  $(3,012,492)
                                                      ============    ===========   ===========

             -------------------------------------------------------
                               Janus Aspen Series
             -----------------------------------------------------
              Aggressive                  Capital      Worldwide
                Growth      Balanced    Appreciation     Growth
              Subaccount   Subaccount    Subaccount    Subaccount
             ------------  -----------  ------------  ------------
             $          0  $ 1,478,510  $    959,018  $    398,707
               10,944,723    4,313,894        31,173     6,993,159
               (1,099,720)    (611,663)     (921,583)     (996,503)
             ------------  -----------  ------------  ------------
                9,845,003    5,180,741        68,608     6,395,363
             ------------  -----------  ------------  ------------
                5,201,480      537,478     3,677,274     3,195,249
              (56,178,064)  (7,864,578)  (21,663,859)  (30,398,715)
             ------------  -----------  ------------  ------------
              (50,976,584)  (7,327,100)  (17,986,585)  (27,203,466)
             ------------  -----------  ------------  ------------
             $(41,131,581) $(2,146,359) $(17,917,977) $(20,808,103)
             ============  ===========  ============  ============

                                 MONY AMERICA



                              Variable Account A



                STATEMENT OF CHANGES IN NET ASSETS (continued)



                       For the years ended December 31,



                                                                                    MONY Series Fund, Inc.
                                                                        ----------------------------------------------

                                                                             Equity Growth           Equity Income
                                                                              Subaccount              Subaccount
                                                                        ----------------------  ----------------------
                                                                           2000        1999        2000        1999
                                                                        ----------  ----------  ----------  ----------
From operations:
 Net investment income................................................. $  193,162  $  106,241  $  133,649  $  190,522
 Net realized gain (loss) on investments...............................    108,853     547,933      (9,933)    201,622
 Net change in unrealized appreciation (depreciation) of investments...    392,959    (220,215)    (97,162)   (309,904)
                                                                        ----------  ----------  ----------  ----------
Net increase (decrease) in net assets resulting from operations........     90,944     433,959      26,554      82,240
                                                                        ----------  ----------  ----------  ----------
From unit transactions:
 Net proceeds from the issuance of units...............................     55,804     113,679       6,051      23,855
 Net asset value of units redeemed or used to meet contract obligations   (391,473)   (890,715)   (279,056)   (349,667)
                                                                        ----------  ----------  ----------  ----------
Net increase from unit transactions....................................   (335,669)   (777,036)   (273,005)   (325,812)
                                                                        ----------  ----------  ----------  ----------
Net increase in net assets.............................................   (426,613)    343,077    (246,451)   (243,572)
Net assets beginning of year...........................................  1,232,977   1,576,054   1,040,758   1,284,330
                                                                        ----------  ----------  ----------  ----------
Net assets end of year*................................................ $  806,364  $1,232,977  $  794,307  $1,040,758
                                                                        ==========  ==========  ==========  ==========
Unit transactions:
Units outstanding beginning of year....................................     18,277      31,847      22,870      30,115
Units issued during the year...........................................        815     (15,354)        135         425
Units redeemed during the year.........................................     (5,866)   (131,005)      6,348      (7,670)
                                                                        ----------  ----------  ----------  ----------
Units outstanding end of year..........................................     13,226      18,277      16,657      22,870
                                                                        ==========  ==========  ==========  ==========
*Includes undistributed net investment income of:                       $  753,056  $  559,894  $1,029,936  $  896,287
                                                                        ==========  ==========  ==========  ==========

                                          MONY Series Fund, Inc.
----------------------------------------------------------------------------------------------------------

       Intermediate                  Long Term                Diversified               Government
         Term Bond                     Bond                      Bond                   Securities
        Subaccount                  Subaccount                Subaccount                Subaccount
--------------------------  --------------------------  ----------------------  --------------------------
    2000          1999          2000          1999         2000        1999         2000          1999
------------  ------------  ------------  ------------  ----------  ----------  ------------  ------------
$  2,000,270  $  1,726,653  $  3,533,914  $  4,328,546  $  222,062  $  177,126  $  1,876,897  $    938,839
    (777,621)      438,862    (3,794,049)     (676,555)     34,817     238,935      (729,224)      348,416
   1,322,956    (2,661,967)    8,237,822   (12,395,403)   (363,646)    (18,426)    2,079,213       (33,260)
------------  ------------  ------------  ------------  ----------  ----------  ------------  ------------
   2,545,605      (970,019)    7,977,687    (8,743,412)   (106,767)    397,635     3,226,886     1,253,995
------------  ------------  ------------  ------------  ----------  ----------  ------------  ------------
  11,302,496    17,067,867    17,407,855    29,173,744      22,224      39,174    13,659,513    29,093,530
 (16,626,519)  (20,429,979)  (30,903,620)  (53,439,437)   (355,551)   (522,189)  (21,764,003)  (27,577,069)
------------  ------------  ------------  ------------  ----------  ----------  ------------  ------------
  (5,324,023)   (3,362,112)  (13,495,765)  (24,265,693)   (333,327)   (483,015)   (8,104,490)    1,516,461
------------  ------------  ------------  ------------  ----------  ----------  ------------  ------------
  (2,778,418)  (21,446,550)   (5,518,078)  (32,467,313)   (440,094)    (85,380)   (4,877,604)    1,204,762
  43,708,643    47,567,207    67,165,035    99,632,348   1,484,986   1,570,366    46,904,737    45,699,975
------------  ------------  ------------  ------------  ----------  ----------  ------------  ------------
$ 40,930,225  $ 26,120,657  $ 61,646,957  $ 67,165,035  $1,044,892  $1,484,986  $ 42,027,133  $ 46,904,737
============  ============  ============  ============  ==========  ==========  ============  ============
   2,700,096     2,439,064     3,810,598     2,443,150      31,223      42,575     4,059,814     3,646,379
   1,064,503     1,376,575     1,674,749     1,761,565         473         738     1,302,626     2,656,012
    (972,394)   (1,115,543)   (1,681,462)   (1,361,661)     (7,883)    (12,090)   (1,822,728)   (2,242,577)
------------  ------------  ------------  ------------  ----------  ----------  ------------  ------------
   2,792,205     2,700,096     3,803,885     2,843,054      23,813      31,223     3,539,712     4,059,814
============  ============  ============  ============  ==========  ==========  ============  ============
$ 11,233,144  $    101,714  $ 21,251,126  $ 20,786,006  $1,452,375  $1,230,313  $    704,572  $     82,673
============  ============  ============  ============  ==========  ==========  ============  ============

                                 MONY AMERICA



                              Variable Account A



                STATEMENT OF CHANGES IN NET ASSETS (continued)



                     For the year ended December 31, 2001



                                                                                                    Value Master
                                                                                              ------------------------
                                                                        Money Market                Money Market
                                                                         Subaccount                  Subaccount
                                                                ----------------------------  ------------------------
                                                                    2000           1999          2000         1999
                                                                -------------  -------------  -----------  -----------
From operations:
 Net investment income (loss).................................. $   9,913,084  $   9,020,662  $    57,114  $    81,274
 Net realized gain (loss) on investments.......................             0              0            0            0
 Net change in unrealized appreciation (depreciation) of
   investments.................................................             0              0            0            0
                                                                -------------  -------------  -----------  -----------
Net increase (decrease) in net assets resulting from operations     9,913,084      9,020,662       57,114       81,274
                                                                -------------  -------------  -----------  -----------
From unit transactions:
 Net proceeds from the issuance of units.......................   288,058,742    172,109,261      898,061    1,362,402
 Net asset value of units redeemed or used to meet contract
   obligations.................................................  (367,774,160)  (433,103,312)  (1,521,347)  (2,037,957)
                                                                -------------  -------------  -----------  -----------
Net increase from unit transactions............................   (79,715,418)  (260,994,051)    (623,286)    (675,555)
                                                                -------------  -------------  -----------  -----------
Net increase in net assets.....................................   (69,802,334)   (20,606,372)    (566,172)    (594,281)
Net assets beginning of year...................................   268,792,230    289,398,602    1,365,861    1,960,142
                                                                -------------  -------------  -----------  -----------
Net assets end of year*........................................ $ 198,989,896  $ 268,792,230  $   799,689  $ 1,365,861
                                                                =============  =============  ===========  ===========
Unit transactions:
Units outstanding beginning of year............................    19,275,340     18,422,646       91,553      136,239
Units issued during the year...................................    24,295,855     30,319,473       59,840       (3,939)
Units redeemed during the year.................................   (28,528,487)   (29,466,779)    (100,255)    (138,625)
                                                                -------------  -------------  -----------  -----------
Units outstanding end of year..................................    15,042,708     19,275,340       51,138       91,553
                                                                =============  =============  ===========  ===========
* Includes undistributed net investment income (loss) of:       $ 394,255,927  $  33,342,843  $   542,573  $   485,459
                                                                =============  =============  ===========  ===========


                                                      Enterprise
----------------------------------------------------------------------------------------------------------------------
                                      Small Company                International
           Equity                         Value                       Growth                        Managed
         Subaccount                    Subaccount                   Subaccount                    Subaccount
----------------------------  ----------------------------  --------------------------  ------------------------------
    2000           1999           2000           1999           2000          1999           2000            1999
-------------  -------------  -------------  -------------  ------------  ------------  --------------  --------------
$ 102,450,824  $  35,373,512  $  50,044,977  $  21,324,641  $  6,429,253  $  1,328,362  $  408,467,482  $  333,568,191
   20,634,583     39,725,187    133,057,456     30,844,364    12,325,183     6,252,261    (224,318,481)    171,468,482
 (145,106,958)   (16,391,037)   (60,234,624)    19,781,697   (36,464,319)   21,267,935    (201,020,466)   (350,179,131)
-------------  -------------  -------------  -------------  ------------  ------------  --------------  --------------
  (22,021,551)    58,707,662      2,867,809      4,302,476   (17,709,883)   28,848,558     (16,871,465)    154,857,542
-------------  -------------  -------------  -------------  ------------  ------------  --------------  --------------
  170,374,436    112,946,937     67,531,959    118,389,947    54,698,963    47,940,708     128,636,068     320,053,434
 (236,473,221)  (237,819,993)  (161,946,064)  (170,917,706)  (65,509,432)  (50,636,958)   (801,193,092)   (955,727,289)
-------------  -------------  -------------  -------------  ------------  ------------  --------------  --------------
  (66,098,785)  (124,873,056)   (94,414,105)   (52,527,759)  (10,810,469)   (2,696,250)   (672,557,024)   (635,673,855)
-------------  -------------  -------------  -------------  ------------  ------------  --------------  --------------
  (88,120,336)   (66,165,394)   (91,546,296)    19,422,943   (28,520,352)   26,152,308    (689,428,489)   (480,816,313)
  454,808,423    520,973,817    363,028,043    343,605,100    99,259,475    73,107,167   1,858,662,234   2,339,478,547
-------------  -------------  -------------  -------------  ------------  ------------  --------------  --------------
$ 366,688,087  $ 454,808,423  $ 271,481,747  $ 363,028,043  $ 70,739,123  $ 99,259,475  $1,169,233,745  $1,858,662,234
=============  =============  =============  =============  ============  ============  ==============  ==============
   10,726,692     11,694,293      9,851,656      8,428,603     5,106,326     4,970,505      40,451,147      41,772,255
    9,342,351      4,672,301      3,647,522      5,495,263     3,303,217     3,363,704       8,743,758      17,011,526
   (5,170,267)    (5,639,902)    (3,876,300)    (4,072,210)   (3,612,087)   (3,227,883)    (17,011,665)   (163,032,634)
-------------  -------------  -------------  -------------  ------------  ------------  --------------  --------------
   14,898,776     10,726,692      9,622,878      9,851,656     4,797,456     5,106,326      32,183,240    (104,248,853)
=============  =============  =============  =============  ============  ============  ==============  ==============
$ 174,201,455  $  71,750,631  $  14,323,874  $   1,781,036  $ 12,049,771  $  5,620,518  $1,061,258,715  $  652,791,233
=============  =============  =============  =============  ============  ============  ==============  ==============



                       See notes to financial statement.

                                 MONY AMERICA



                              Variable Account A



                STATEMENT OF CHANGES IN NET ASSETS (continued)



                     For the year ended December 31, 2001




                                                                        High Yield
                                                                           Bond                      Growth
                                                                        Subaccount                 Subaccount
                                                                -------------------------  --------------------------
                                                                    2000         1999          2000          1999
                                                                ------------  -----------  ------------  ------------
From operations:
 Net investment income (loss).................................. $  5,103,803  $   671,046  $   (744,804) $ (1,285,538)
 Net realized gain (loss) on investments.......................   (4,942,244)    (141,592)    3,670,150     2,449,639
 Net change in unrealized appreciation (depreciation) of
   investments.................................................   (2,439,044)    (347,425)  (26,220,512)   23,150,925
                                                                ------------  -----------  ------------  ------------
Net increase (decrease) in net assets resulting from operations   (2,277,485)     182,029   (23,295,166)   24,315,026
                                                                ------------  -----------  ------------  ------------
From unit transactions:
 Net proceeds from the issuance of units.......................   16,508,895   17,411,010   133,116,818   218,185,753
 Net asset value of units redeemed or used to meet contract
   obligations.................................................  (32,821,199)  (2,265,166)  (53,461,059)  (24,775,225)
                                                                ------------  -----------  ------------  ------------
Net increase from unit transactions............................  (16,312,304)  15,145,844    79,655,759   193,410,528
                                                                ------------  -----------  ------------  ------------
Net increase in net assets.....................................  (18,589,789)  15,327,873    56,360,593   217,725,554
Net assets beginning of year...................................  (42,194,301)     247,043   219,354,790     1,629,236
                                                                ------------  -----------  ------------  ------------
Net assets end of year*........................................ $ 54,754,344  $15,574,916  $275,715,383  $219,354,790
                                                                ============  ===========  ============  ============
Unit transactions:
Units outstanding beginning of year............................    5,336,526       24,732    16,952,783       154,728
Units issued during the year...................................    1,566,653    1,720,663    10,935,860    18,916,259
Units redeemed during the year.................................   (2,341,629)    (225,366)   (4,475,998)   (2,118,204)
                                                                ------------  -----------  ------------  ------------
Units outstanding end of year..................................    4,561,550    1,520,029    23,412,645    16,952,783
                                                                ============  ===========  ============  ============
*Includes undistributed net investment income (loss) of:        $ 24,263,788  $   671,490  $ (2,030,934) $ (1,286,130)
                                                                ============  ===========  ============  ============

        Growth and               Small Company                Equity                    Capital
          Income                    Growth                    Income                  Appreciation
        Subaccount                Subaccount                Subaccount                 Subaccount
-------------------------  ------------------------  ------------------------  -------------------------
    2000         1999         2000         1999         2000         1999          2000         1999
------------  -----------  -----------  -----------  -----------  -----------  ------------  -----------
$ (1,266,334) $  (409,896) $  (198,831) $   (79,785) $  (208,424) $  (133,289) $  2,465,846  $  (143,656)
   1,666,560    1,292,661    4,171,459      397,107     (902,162)     181,535     2,719,867      560,264
    (698,423)   4,713,749   (6,552,552)   4,698,213    2,400,227     (510,001)  (13,474,845)   8,006,641
------------  -----------  -----------  -----------  -----------  -----------  ------------  -----------
    (298,197)   5,596,514   (2,579,924)   5,015,535    1,289,641     (461,755)   (8,289,132)  (8,423,249)
------------  -----------  -----------  -----------  -----------  -----------  ------------  -----------
  81,987,873   87,801,810   60,265,053   17,374,555   10,150,652   29,981,260    45,413,258   25,145,239
 (19,821,334)  (7,257,393)  (9,995,118)  (1,189,968)  (9,773,781)  (3,250,564)   (7,660,397)  (3,310,266)
------------  -----------  -----------  -----------  -----------  -----------  ------------  -----------
  62,166,539   80,544,417   50,269,935   16,184,587      376,871   26,730,696    37,752,861   21,834,973
------------  -----------  -----------  -----------  -----------  -----------  ------------  -----------
  61,868,342   86,140,931   47,690,011   21,200,122    1,666,512   26,268,941    29,463,729   30,258,222
  86,412,931      272,000   21,394,488      194,366   26,467,959      199,018    30,482,628      224,406
------------  -----------  -----------  -----------  -----------  -----------  ------------  -----------
$148,281,273  $86,412,931  $69,084,499  $21,394,488  $28,134,471  $26,467,959  $ 59,946,357  $30,482,628
============  ===========  ===========  ===========  ===========  ===========  ============  ===========
   7,122,762       26,693    1,281,793       17,887    2,472,972       19,409     1,802,006       20,360
   6,781,198    7,726,203    3,412,595    1,354,866      980,933    2,757,380     2,856,674    2,046,259
  (1,633,908)    (630,134)    (578,150)     (90,960)    (953,304)    (303,817)     (491,008)    (264,613)
------------  -----------  -----------  -----------  -----------  -----------  ------------  -----------
  12,270,052    7,122,762    4,116,238    1,281,793    2,500,601    2,472,972     4,167,672    1,802,006
============  ===========  ===========  ===========  ===========  ===========  ============  ===========
$ (1,676,305) $  (409,971) $  (278,683) $   (79,852) $  (341,760) $  (133,336) $  2,322,141  $  (143,705)
============  ===========  ===========  ===========  ===========  ===========  ============  ===========

                                 MONY AMERICA



                              Variable Account A



                STATEMENT OF CHANGES IN NET ASSETS (continued)



                     For this year ended December 31, 2001



                                               Enterprise Accumulation Trust
                                    --------------------------------------------------  ------------  -----------
                                         Multi-Cap Growth                                  Dreyfus Stock Index
                                            Subaccount           Balanced Subaccount            Subaccount
                                    -------------------------  -----------------------  -------------------------
                                        2000         1999         2000         1999         2000         1999
                                    ------------  -----------  -----------  ----------  ------------  -----------
From operations:...................
  Net investment income (loss)..... $ (1,461,784) $   (76,869) $   (73,122) $  (23,876) $  1,134,734  $   241,727
  Net realized gain (loss) on
   investments.....................    4,943,899      378,162      151,372      10,054       948,461       78,396
  Net change in unrealized
   appreciation (depreciation) of
   investments.....................  (58,309,366)   9,190,475     (189,101)    494,105   (10,610,917)   3,144,960
                                    ------------  -----------  -----------  ----------  ------------  -----------
Net increase (decrease) in net
  assets resulting from operations.  (54,827,251)   9,491,768      110,851     480,283     8,527,722    3,465,083
                                    ------------  -----------  -----------  ----------  ------------  -----------
From unit transactions:
  Net proceeds from the issuance
   of units........................  141,128,546   38,409,014    7,951,063   9,569,175    59,774,081   43,565,519
  Net asset value of units
   redeemed or used to meet
   contract obligations............  (20,261,196)  (1,188,222)  (2,558,484)   (422,003)  (11,832,017)  (2,026,270)
                                    ------------  -----------  -----------  ----------  ------------  -----------
Net increase from unit transactions  120,867,350   37,220,792    5,392,579   9,147,172    47,942,064   41,539,249
                                    ------------  -----------  -----------  ----------  ------------  -----------
Net increase in net assets.........   66,040,099   46,712,560    5,281,728   9,627,455    39,414,342   45,004,332
Net assets beginning of year.......   46,712,560            0    9,627,455           0    45,004,332            0
                                    ------------  -----------  -----------  ----------  ------------  -----------
Net assets end of year*............ $112,752,659  $46,712,560  $14,909,183  $9,627,455  $ 84,418,674  $45,004,332
                                    ============  ===========  ===========  ==========  ============  ===========
Unit transactions:
Units outstanding beginning of year    1,605,055            0      917,822           0     4,223,029            0
Units issued during the year.......    4,825,288    1,654,605      781,243     960,848     5,776,696    4,427,435
Units redeemed during the year.....     (768,242)     (49,550)    (252,153)    (43,026)   (1,151,681)    (204,406)
                                    ------------  -----------  -----------  ----------  ------------  -----------
Units outstanding end of year......    5,662,101    1,605,055    1,446,912     917,822     8,848,044    4,223,029
                                    ============  ===========  ===========  ==========  ============  ===========
* Includes undistributed net
  investment income (loss) of:..... $ (1,538,653) $   (76,869) $   (96,998) $  (23,876) $  1,376,461  $   241,727
                                    ============  ===========  ===========  ==========  ============  ===========

                                                     Fidelity Variable Insurance Products
                             ------------------------------------------------------------------------------------
Dreyfus Socially Responsible                                                             VIP III Growth Opportunities
         Subaccount             VIP Growth Subaccount       VIP II ContraFund Subaccount          Subaccount
---------------------------  --------------------------     ---------------------------  ---------------------------
    2000            1999         2000             1999          2000           1999           2000           1999
-------------    ----------  -------------     -----------  -----------    ------------   ------------    ----------
$   (32,775)    $  182,771   $   2,251,611     $   (49,919) $ 3,275,796    $    (61,843) $    572,606     $  (22,289)
    211,422         30,957         655,768         107,909       (1,607)         64,643      (368,794)            15
 (2,038,422)       492,953     (11,672,125)      2,872,011   (7,845,786)      2,819,236    (3,216,304)       283,442
 -----------     ----------  -------------     -----------  -----------    ------------   ------------    ----------
  1,859,775        706,681      (8,764,746)      2,930,001   (4,571,597)      2,822,036    (3,012,492)       261,168
 -----------     ----------  -------------     -----------  -----------    ------------   ------------    ----------
 11,767,133      5,686,675      53,137,626      20,065,183   45,706,431      24,290,922    13,413,437      9,187,365
 (1,309,806)      (261,029)     (6,896,196)       (743,933)  (5,819,433)     (1,221,120)   (2,841,736)      (473,515)
 -----------     ----------  -------------     -----------  -----------    ------------   ------------    ----------
 10,457,327      5,425,646      46,241,430      19,321,250   39,886,998      23,069,802    10,571,701      8,713,850
 -----------     ----------  -------------     -----------  -----------    ------------   ------------    ----------
  8,597,552      6,132,327      37,476,684      22,251,251   35,315,401      25,891,838     7,559,209      8,975,018
  6,132,327              0      22,251,251               0   25,891,838               0     8,975,018              0
 -----------     ----------  -------------     -----------  -----------    ------------   ------------    ----------
$14,729,879     $6,132,327   $  59,727,935     $22,251,251  $61,207,239    $ 25,891,838  $ 16,534,227     $8,975,018
 ===========     ==========  =============     ===========  ===========    ============   ============    ==========
    529,031              0       1,948,202               0    2,355,687               0       913,852              0
  1,034,031        554,261       4,623,951       2,020,566    4,236,849       2,479,149     1,455,949        963,098
   (115,570)       (25,230)       (612,499)        (72,364)    (543,730)       (123,462)     (309,556)       (49,246)
 -----------     ----------  -------------     -----------  -----------    ------------   ------------    ----------
  1,447,492        529,031       5,959,654       1,948,202    6,048,806       2,355,687     2,060,245        913,852
 ===========     ==========  =============     ===========  ===========    ============   ============    ==========
$   149,996     $  182,771   $   2,201,692     $   (49,919) $ 3,213,953    $    (61,843) $    550,317     $  (22,289)
 ===========     ==========  =============     ===========  ===========    ============   ============    ==========

                                 MONY AMERICA



                              Variable Account A



                STATEMENT OF CHANGES IN NET ASSETS (continued)



                     For the year ended December 31, 2001



                                                    -------------------------
                                                            Aggressive
                                                              Growth
                                                            Subaccount
                                                    -------------------------
                                                        2000         1999
                                                    ------------  -----------
 From operations:
   Net investment income (loss).................... $  9,845,003  $   (65,628)
   Net realized gain (loss) on investments.........    5,201,480      493,792
   Net change in unrealized appreciation
    (depreciation) of investments..................  (56,178,064)   8,768,576
                                                    ------------  -----------
 Net increase (decrease) in net assets resulting
   from operations.................................  (41,131,581)   9,196,740
                                                    ------------  -----------
 From unit transactions:
   Net proceeds from the issuance of units.........  103,593,557   26,709,744
   Net asset value of units redeemed or used to
    meet contract obligations......................  (16,903,805)    (962,351)
                                                    ------------  -----------
 Net increase from unit transactions...............   86,689,752   25,747,393
                                                    ------------  -----------
 Net increase in net assets........................   45,558,171   34,944,133
 Net assets beginning of year......................   34,944,133            0
                                                    ------------  -----------
 Net assets end of year*........................... $ 80,502,304  $34,944,133
                                                    ============  ===========
 Unit transactions:
 Units outstanding beginning of year...............    2,153,830            0
 Units issued during the year......................    6,333,036    2,227,213
 Units redeemed during the year....................   (1,102,526)     (73,383)
                                                    ------------  -----------
 Units outstanding end of year.....................    7,384,340    2,153,830
                                                    ============  ===========
 * Includes undistributed net investment income
   (loss) of:                                       $  9,779,375  $   (65,628)
                                                    ============  ===========




                      See notes to financial statements.

                  Janus Aspen Series
 ---------------------------------------------------  ------------------------
                                    Capital                   Worldwide
         Balanced                 Appreciation                 Growth
        Subaccount                 Subaccount                Subaccount
 ------------------------  -------------------------  ------------------------
    2000         1999          2000         1999          2000         1999
 -----------  -----------  ------------  -----------  ------------  ----------
 $ 5,180,741  $   176,735  $     68,608  $   (15,093) $  6,395,363  $  182,771
     537,478       38,860     3,677,274      174,017     3,195,249      30,957
  (7,864,578)   1,804,653   (21,663,859)   8,496,301   (30,398,715)    492,953
 -----------  -----------  ------------  -----------  ------------  ----------
  (2,146,359)   2,020,248   (17,917,977)   8,655,225   (20,808,103)    706,681
 -----------  -----------  ------------  -----------  ------------  ----------
  51,285,889   19,947,065    65,277,921   30,469,798    98,908,139   5,686,675
  (5,323,905)    (690,271)   (9,974,636)  (1,014,144)   (9,324,260)   (261,029)
 -----------  -----------  ------------  -----------  ------------  ----------
  45,961,984   19,256,794    55,303,285   29,455,654    89,583,879   5,425,646
 -----------  -----------  ------------  -----------  ------------  ----------
  43,815,625   21,277,042    37,385,308   38,110,879    68,775,776   6,132,327
  21,277,042            0    38,110,879            0    24,698,019           0
 -----------  -----------  ------------  -----------  ------------  ----------
 $65,092,667  $21,277,042  $ 75,496,187  $38,110,879  $ 93,473,795  $6,132,327
 ===========  ===========  ============  ===========  ============  ==========
   1,933,982            0     2,955,486            0     1,775,017           0
   4,689,877    2,004,157     5,107,464    3,052,727     6,987,654   1,833,953
    (490,337)     (70,175)     (808,589)     (97,241)     (687,456)    (58,936)
 -----------  -----------  ------------  -----------  ------------  ----------
   6,133,522    1,933,982     7,254,361    2,955,486     8,075,215   1,775,017
 ===========  ===========  ============  ===========  ============  ==========
 $ 5,357,476  $   176,735  $     53,515  $   (15,093) $  6,349,621  $  (45,742)
 ===========  ===========  ============  ===========  ============  ==========




                      See notes to financial statements.

                                 MONY AMERICA



                              Variable Account A



                STATEMENT OF CHANGES IN NET ASSETS (continued)



                     For the year ended December 31, 2001



                                                                       OCC Accumulation Trust
                                                                       ----------------------
                                                                        US Government Income
                                                                             Subaccount
                                                                       ----------------------
                                                                          2000        1999
                                                                       ----------  ----------
From operations:
 Net investment income (loss)......................................... $   23,755  $   30,198
 Net realized gain (loss) on investments..............................    (14,892)    (16,280)
 Net change in unrealized appreciation (depreciation) of investments..     44,306     (39,941)
                                                                       ----------  ----------
Net increase (decrease) in net assets resulting from operations.......     53,169     (26,023)
                                                                       ----------  ----------
From unit transactions:
Net proceeds from the issuance of units...............................     25,135     199,355
Net asset value of units redeemed or used to meet contract obligations   (183,798)   (401,861)
                                                                       ----------  ----------
Net decrease from unit transactions...................................   (158,663)   (202,506)
                                                                       ----------  ----------
Net decrease in net assets............................................   (105,494)   (228,529)
Net assets beginning of year..........................................    747,864     976,393
                                                                       ----------  ----------
Net assets end of year*............................................... $  642,370  $  747,864
                                                                       ==========  ==========
Unit transactions:
Units outstanding beginning of year...................................     42,106      53,421
Units issued during the year..........................................      1,385      11,079
Units redeemed during the year........................................    (10,331)    (22,394)
                                                                       ----------  ----------
Units outstanding end of year.........................................     33,160      42,106
                                                                       ==========  ==========
*Includes undistributed net investment income of:..................... $1,408,281  $1,384,526
                                                                       ==========  ==========

                             OCC Accumulation Trust

     Equity Subaccount       Small Cap Subaccount       Managed Subaccount
     -----------------     -----------------------  -------------------------
     2000        1999         2000         1999        2000          1999
     ----     -----------  -----------  ----------  -----------  ------------
                        b
  $  144,609  $   109,772  $    (7,076) $  (14,155) $ 1,663,207  $  1,368,116
      32,616      773,134       62,201     155,055    1,957,435     7,422,893
     (79,230)    (815,026)     349,504    (244,817)  (2,667,995)   (7,399,886)
  ----------  -----------  -----------  ----------  -----------  ------------
      97,995       67,880      404,629    (103,917)     952,647     1,391,123
  ----------  -----------  -----------  ----------  -----------  ------------
     444,318      606,029      231,113     105,807      165,264       416,811
    (816,352)  (1,481,168)  (1,446,556)   (792,055)  (9,659,904)  (14,753,151)
  ----------  -----------  -----------  ----------  -----------  ------------
    (372,034)    (875,139)  (1,215,443)   (686,248)  (9,494,640)  (14,336,340)
  ----------  -----------  -----------  ----------  -----------  ------------
    (274,039)    (807,259)    (810,814)   (790,165)  (8,541,993)  (12,945,217)
   1,686,189    2,493,448    1,955,688   2,745,853   24,115,323    37,060,540
  ----------  -----------  -----------  ----------  -----------  ------------
  $1,412,150  $ 1,686,189  $ 1,144,874  $1,955,688  $15,573,330  $ 24,115,323
  ==========  ===========  ===========  ==========  ===========  ============
      36,767       55,058       64,751      88,120      430,299       685,762
      10,494       13,204        6,775       3,562        3,004         7,816
     (18,901)     (31,495)     (44,920)    (26,931)    (176,976)     (263,279)
  ----------  -----------  -----------  ----------  -----------  ------------
      28,360       36,767       26,606      64,751      256,327       430,299
  ==========  ===========  ===========  ==========  ===========  ============
  $  481,363  $   336,754  $   271,001  $  278,077  $ 5,653,213  $  3,990,006
  ==========  ===========  ===========  ==========  ===========  ============



                      See notes to financial statements.

                                 MONY AMERICA



                              Variable Account A



                         NOTES TO FINANCIAL STATEMENTS




1. Organization and Business:



   MONY America Variable Account A (the "Variable Account") is a separate investment account established on March 27, 1987 by MONY Life Insurance Company of America ("MONY America"), under the laws of the State of Arizona.



   The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY America's other assets and, at present, is used to support Flexible Payment Variable Annuity policies (MONYMaster, ValueMaster and MONY Custom Master). These policies are issued by MONY America, which is a wholly-owned subsidiary of MONY Life Insurance Company ("MONY").



   There are twenty-five subaccounts within the Variable Account, and each invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund"), the Enterprise Accumulation Trust ("Enterprise"), Dreyfus Stock Index Fund, Dreyfus Socially Responsible Growth Fund, Inc., Fidelity Variable Insurance Products Funds, or Janus Aspen Series (collectively, the "Funds"). The Funds are registered under the 1940 Act as open-end, diversified, management investment companies. The Fund and Enterprise are affiliated with MONY.



   A full presentation of the related financial statements and footnotes of the Funds are contained on pages hereinafter and should be read in conjunction with these financial statements.



2. Significant Accounting Policies:



   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.



  Investments:



   The investment in shares of each of the respective Funds' portfolios is stated at value which is the net asset value of the respective portfolio as reported by such portfolio. Net asset values are based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the money market portfolios, the net asset value is based on the amortized cost of the securities held, which approximates market value.



  Investment Transactions and Investment Income:



   Investments in the portfolios of the Funds are recorded on the trade date. Realized gains and losses on redemption of investments in the portfolios of the Funds are determined on the identified cost-basis. Dividend income and distributions of net realized gains are recorded on ex-dividend date. Investment income includes dividends from net investment income and distributions of net realized gains received from the respective portfolios of the Funds. Dividends and distributions received are reinvested in additional shares of the respective portfolios of the Funds.



  Taxes:



   MONY America is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY America does not expect, based upon current tax law, to incur any income tax burden upon the earnings or realized gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for federal income tax purposes.

                                 MONY AMERICA



                              Variable Account A



                   NOTES TO FINANCIAL STATEMENTS (continued)





3. Related Party Transactions:



   MONY America is the legal owner of the assets of the Variable Account.



   Purchase payments received from MONY America by the Variable Account represent gross purchase payments recorded by MONY America less deductions retained as compensation for any premium taxes.



   A periodic deduction is made from the cash value of the contract for the Annual Contract Charge. A surrender charge may be imposed by MONY America when a full or partial surrender is requested by the policyholders. These deductions are treated by the Variable Account as contractholder redemptions. For the year ended December 31, 2000, the amount deducted for such purposes for all subaccounts was $1,286,540,664



   MONY America receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of 1.35% (1.25% prior to August 16, 2000) and 1.25% for MONYMaster and Value Master) of the average daily net assets of each of the subaccounts of MONY Custom Master. As investment adviser to the Fund, it receives amounts paid by the Fund for those services.



   Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to Enterprise, and it receives amounts paid by Enterprise for those services.

                                 MONY AMERICA



                              Variable Account A



                   NOTES TO FINANCIAL STATEMENT (continued)





4. Investment transactions:



   Cost of shares acquired and the proceeds from shares redeemed by each subaccount during the year ended December 31, 2000 were as follows:



                                                  Cost of Shares
                                                     Acquired     Proceeds
                                                    (Excludes    from Shares
                                                  Reinvestments)  Redeemed
                                                  -------------- ------------
   MONY Series Fund, Inc.
   Intermediate Term Bond Portfolio..............  $  9,212,511  $ 18,501,739
   Diversified...................................        22,398       373,526
   Equity Growth Portfolio.......................        55,606       403,782
   Equity Income Portfolio.......................         6,065       289,659
   Long Term Bond Portfolio......................    18,692,880    32,948,791
   Government Securities Portfolio...............    15,918,196    24,546,340
   Money Market Portfolio........................   307,104,191   389,546,801
   Enterprise Accumulation Trust
   Equity Portfolio..............................   179,677,459   251,298,815
   Small Company Value Portfolio.................    73,104,321   171,416,882
   Managed Portfolio.............................   140,102,965   830,541,149
   International Growth Portfolio................    57,849,729    69,744,712
   High Yield Bond Portfolio.....................    18,396,815    35,498,972
   Growth Portfolio..............................   139,546,476    63,228,438
   Growth and Income Portfolio...................    85,665,037    25,103,385
   Small Company Growth Portfolio................    63,041,921    13,434,230
   Equity Income Portfolio.......................    11,409,351    11,358,602
   Capital Appreciation Portfolio................    47,841,703    10,764,584
   Multi-Cap Growth Portfolio....................   145,864,463    26,487,674
   Balanced Portfolio............................     8,539,199     3,308,674

   Dreyfus Stock Index Fund......................    62,930,287    15,922,421
   Dreyfus Socially Responsible Growth Fund, Inc.    12,307,407     1,998,070
   Fidelity Variable Insurance Products Funds
   VIP Growth Portfolio..........................    55,197,098     9,546,318
   VIP II Contrafund Portfolio...................    47,652,619     8,381,586
   VIP III Growth Opportunities Portfolio........    14,050,934     3,666,828
   Janus Aspen Series
   Aggressive Growth Portfolio...................   107,226,332    21,611,123
   Balanced Portfolio............................    53,640,726     8,267,543
   Capital Appreciation Portfolio................    68,747,646    14,346,024
   Worldwide Growth Portfolio....................   102,505,926    13,881,870
   MONY Series Fund, Inc.
   Money Market Portfolio........................       898,263     1,537,271
   OCC Accumulation Trust
   US Government Income Portfolio................        25,034       191,604
   Equity Portfolio..............................       444,950       834,691
   Small Cap Portfolio...........................       232,050     1,464,273
   Managed Portfolio.............................       852,147    10,574,170

                     (This page intentionally left blank)

                    MONY LIFE INSURANCE COMPANY OF AMERICA
                  UNAUDITED INTERIM CONDENSED BALANCE SHEETS
                   September 30, 2001 and December 31, 2000

                                                                                            September 30, December 31,
                                                                                                2001          2000
                                                                                            ------------- ------------
                                                                                                 ($ in millions)
                                          ASSETS
Investments:
   Fixed maturity securities available-for-sale, at fair value.............................   $1,088.8      $1,014.7
   Mortgage loans on real estate...........................................................      132.8         116.1
   Policy loans............................................................................       70.1          69.4
   Real estate.............................................................................        5.4           5.4
   Other invested assets...................................................................       14.1           3.4
                                                                                              --------      --------
                                                                                               1,311.2       1,209.0
                                                                                              --------      --------
   Cash and cash equivalents...............................................................      121.0         104.8
   Accrued investment income...............................................................       23.0          19.2
   Amounts due from reinsurers.............................................................       30.8          30.7
   Deferred policy acquisition costs.......................................................      539.9         483.5
   Current federal income taxes receivable.................................................       44.1          14.9
   Other assets............................................................................       15.6           4.4
   Separate account assets.................................................................    3,242.5       4,064.4
                                                                                              --------      --------
       Total assets........................................................................   $5,328.1      $5,930.9
                                                                                              ========      ========
                           LIABILITIES AND SHAREHOLDER'S EQUITY
Future policy benefits.....................................................................   $  146.5      $  134.8
Policyholders' account balances............................................................    1,224.3       1,154.9
Other policyholders' liabilities...........................................................       75.2          68.9
Accounts payable and other liabilities.....................................................       55.2          33.2
Note payable to affiliate (Note 5).........................................................       45.2          46.9
Deferred federal income taxes..............................................................       88.5          48.3
Separate account liabilities...............................................................    3,242.5       4,064.4
                                                                                              --------      --------
       Total liabilities...................................................................   $4,877.4      $5,551.4
                                                                                              --------      --------
Commitments and contingencies (Note 4)
Common stock $1.00 par-value; 5,000,000 shares authorized, 2,500,000 issued and outstanding   $    2.5      $    2.5
Capital in excess of par...................................................................      299.7         249.7
Retained earnings..........................................................................      140.6         128.3
Accumulated other comprehensive loss.......................................................        7.9          (1.0)
                                                                                              --------      --------
       Total shareholder's equity..........................................................      450.7         379.5
                                                                                              --------      --------
       Total liabilities and shareholder's equity..........................................   $5,328.1      $5,930.9
                                                                                              ========      ========

  See accompanying notes to unaudited interim condensed financial statements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   UNAUDITED INTERIM CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
             Three-month Periods Ended September 30, 2001 and 2000

                                                             2001     2000
                                                             -----   -----
                                                            ($ in millions)
     Revenues:
     Universal life and investment-type product policy fees $39.0    $44.2
     Premiums..............................................  14.9      7.2
     Net investment income.................................  25.8     22.3
     Net realized gains/(losses) on investments............   2.2     (1.1)
     Other income..........................................   2.5      2.2
                                                             -----   -----
     Total revenues........................................  84.4     74.8
                                                             -----   -----
     Benefits and Expenses:
     Benefits to policyholders.............................  22.0     18.7
     Interest credited to policyholders' account balances..  17.5     15.9
     Amortization of deferred policy acquisition costs.....  10.2      8.9
     Other operating costs and expenses....................  27.0     17.3
                                                             -----   -----
     Total benefits and expense............................  76.7     60.8
                                                             -----   -----
     Income before income taxes............................   7.7     14.0
     Income tax expense....................................   3.2      4.7
                                                             -----   -----
     Net income............................................   4.5      9.3
     Other comprehensive income, net.......................   7.0      2.5
                                                             -----   -----
     Comprehensive income.................................. $11.5    $11.8
                                                             =====   =====


  See accompanying notes to unaudited interim condensed financial statements.

               UNAUDITED INTERIM CONDENSED STATEMENTS OF INCOME
                           AND COMPREHENSIVE INCOME
             Nine-month Periods Ended September 30, 2001 and 2000

                                                             2001    2000
                                                            ------  ------
                                                            ($ in millions)
     Revenues:
     Universal life and investment-type product policy fees $115.4  $126.2
     Premiums..............................................   41.2    19.5
     Net investment income.................................   71.9    69.3
     Net realized gains/(losses) on investments............    7.9    (2.9)
     Other Income..........................................    7.6     9.7
                                                            ------  ------
                                                             244.0   221.8
                                                            ------  ------
     Benefits and Expenses:
     Benefits to policyholders.............................   67.6    51.0
     Interest credited to policyholders' account balances..   49.6    46.8
     Amortization of deferred policy acquisition costs.....   34.8    37.0
     Other operating costs & expenses......................   73.6    61.6
                                                            ------  ------
                                                             225.6   196.4
                                                            ------  ------
     Income before income taxes............................   18.4    25.4
     Income tax expense....................................    6.1     8.1
                                                            ------  ------
     Net income............................................   12.3    17.3
     Other comprehensive income, net.......................    8.9     1.2
                                                            ------  ------
     Comprehensive income.................................. $ 21.2  $ 18.5
                                                            ======  ======


  See accompanying notes to unaudited interim condensed financial statements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                     UNAUDITED INTERIM CONDENSED STATEMENT
                      OF CHANGES IN SHAREHOLDER'S EQUITY
                  Nine-month Period Ended September 30, 2001

                                                             Accumulated
                                          Capital               Other         Total
                                  Common In Excess Retained Comprehensive Shareholder's
                                  Stock   of Par   Earnings Income/(Loss)    Equity
                                  ------ --------- -------- ------------- -------------
Balance, December 31, 2000.......  $2.5   $249.7    $128.3      $(1.0)       $379.5
Capital Contribution.............           50.0                               50.0
Comprehensive income:
   Net income....................                     12.3                     12.3
   Other comprehensive income(1).                                 8.9           8.9
                                                                             ------
Comprehensive income.............                                              21.2
                                   ----   ------    ------      -----        ------
Balance, September 30, 2001......  $2.5   $299.7    $140.6      $ 7.9        $450.7
                                   ====   ======    ======      =====        ======

----------
(1)Represents unrealized losses on investments, net of unrealized gains, reclassification adjustments, and taxes.



  See accompanying notes to unaudited interim condensed financial statements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

             UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS
             Nine-month Periods Ended September 30, 2001 and 2000

                                                                                               2001      2000
                                                                                              -------  ---------
                                                                                                ($ in millions)
Net cash (used in) operating activities...................................................... $ (49.9) $   (71.6)
Cash flows from investing activities:
Sales, maturities or repayments of:
   Fixed maturities..........................................................................   255.5      151.7
   Mortgage loans on real estate.............................................................    41.2       60.6
   Equity securities.........................................................................     0.1        0.0
Acquisitions of investments:
   Fixed maturities..........................................................................  (241.8)    (100.7)
   Equity securities.........................................................................    (3.4)      (0.3)
   Mortgage loans on real estate.............................................................   (57.2)     (10.6)
   Real estate...............................................................................    (0.2)      (0.7)
   Other invested assets.....................................................................    (2.8)      (0.9)
   Policy loans, net.........................................................................    (0.7)      (9.0)
                                                                                              -------  ---------
Net cash provided by/(used in) investing activities.......................................... $  (9.3) $    90.1
                                                                                              -------  ---------
Cash flows from financing activities:
Repayment of note to affiliate...............................................................    (1.7)      (1.6)
Receipts from annuity and universal life policies credited to policyholders' account balances   624.5    1,257.2
Return of policyholders' account balances on annuity and universal life policies.............  (547.4)  (1,231.4)
                                                                                              -------  ---------
Net cash provided by financing activities....................................................    75.4       24.2
                                                                                              -------  ---------
Net increase in cash and cash equivalents....................................................    16.2       42.7
Cash and cash equivalents, beginning of year.................................................   104.8       28.9
                                                                                              -------  ---------
Cash and cash equivalents, end of period..................................................... $ 121.0  $    71.6
                                                                                              =======  =========


  See accompanying notes to unaudited interim condensed financial statements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

           NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

1. Organization and Description of Business

   MONY Life Insurance Company of America (the "Company"), an Arizona stock life insurance company, is a wholly-owned subsidiary of MONY Life Insurance Company of New York ("MONY Life"), formerly The Mutual Life Insurance Company of New York, which converted from a mutual life insurance company to a stock life insurance company (the "Demutualization"). MONY Life is a wholly owned subsidiary of The MONY Group, Inc. (the "MONY Group").

   The Company's primary business is to provide asset accumulation and life insurance products to business owners, growing families, and pre-retirees. The Company's insurance and financial products are marketed and distributed directly to individuals primarily through MONY Life's career agency sales force. These products are sold in 49 states (not including New York), the District of Columbia, and Puerto Rico.

2. Basis of Presentation

   The accompanying unaudited interim condensed financial statements are prepared in conformity with generally accepted accounting principles in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, these statements include all normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods presented. These statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2000 which are presented in the Company's 2000 Annual Report on Form 10-K. The results of operations for the three-month and nine-month period ending September 30, 2001 are not necessarily indicative of the results to be expected for the full year. Certain reclassifications have been made in the amounts presented for the comparative prior periods to conform those periods to the current presentation.

3. Federal Income Taxes

   Federal income taxes for interim periods have been computed using an estimated annual effective tax rate.

4. Commitments and Contingencies

   Since late 1995 a number of purported class actions have been commenced in various state and federal courts against the Company (and The Mutual Life Insurance Company of New York) alleging that it engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies from the early 1980s through the mid 1990s. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (i.e., breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and violation of state insurance and/or deceptive business practice laws). Plaintiffs in these cases seek primarily equitable relief (e.g., reformation, specific performance, mandatory injunctive relief prohibiting the Company from canceling policies for failure to make required premium payments, imposition of a constructive trust and creation of a claims resolution facility to adjudicate any individual issues remaining after resolution of all class-wide issues) as opposed to compensatory damages, although they also seek compensatory damages in unspecified amounts. The Company has answered the complaints in each action (except for one being voluntarily held in abeyance). The Company has denied any wrongdoing and has asserted numerous affirmative defenses.

   On June 7, 1996, the New York State Supreme Court certified one of those cases, Goshen v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America (now known as DeFilippo, et al v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America), the first of the class actions filed, as a nationwide class consisting of all persons or entities who have, or at the time of the policy's termination had, an ownership interest

                    MONY LIFE INSURANCE COMPANY OF AMERICA
in a whole or universal life insurance policy issued and sold on an alleged "vanishing premium" basis during the period January 1, 1982 to December 31, 1995. On March 27, 1997, we filed a motion to dismiss, or alternatively, for summary judgement on all counts of the complaint. All of the other punitive class actions have been consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of Massachusetts and/or are being held in abeyance pending the outcome of the Goshen case.

   On October 21, 1997, the New York State Supreme Court granted our motion for summary judgment and dismissed all claims filed in the Goshen case. On December 20, 1999, the New York State Court of Appeals affirmed the dismissal of all but one of the claims in the Goshen case (a claim under New York's General Business
Law), which has been remanded back to the New York State Supreme Court for further proceedings consistent with the opinion. The New York State Supreme Court has subsequently reaffirmed that, for purposes of the remaining New York General Business Law claim, the class is now limited to New York purchasers only, and has further held that the New York General Business Law claims of all class members whose claims accrued prior to November 29, 1992 are barred by the applicable statute of limitations. The Company intends to defend itself vigorously against the sole remaining claim. There can be no assurance, however, that the present litigation relating to sales practices will not have a material adverse effect on the Company.

   In addition to the matters discussed above, the Company is involved in various other legal actions and proceedings (some of which involve demands for unspecified damages) in connection with its business. In the opinion of management of the Company, resolution of contingent liabilities, income taxes and other matters will not have a material adverse effect on the Company's statutory surplus or results of operations.

   Insurance companies are subject to assessments up to statutory limits, by state guaranty funds for losses of policyholders of insolvent insurance companies. In the opinion of management, such assessments will not have a material adverse effect on the financial position and the results of operations of the Company.

   At September 30, 2001, the Company had commitments to issue $1.4 million of fixed rate agricultural loans with periodic interest rate reset dates. The initial interest rates on such loans range from approximately 6.25% to 7.50%. The Company had commercial mortgage commitments of $1.1 million with interest rates ranging from 6.23% to 7.68%. The Company had a commitment outstanding to purchase a $10.0 million private fixed maturity security as of September 30, 2001 with an interest rate of 4.53%. The Company had commitments to contribute capital to its equity partnership investments of $1.0 million.

5. Note Payable to Affiliate

   On March 5, 1999, the Company borrowed $50.5 million from MONY Benefits Management Corp. ("MBMC"), an affiliate, in exchange for a note payable in the same amount. The note bears interest at 6.8% per annum and matures on March 5, 2014. Principal and interest are payable quarterly to MBMC. The carrying value of the note as of September 30, 2001 is $45.2 million.

6. Intercompany Reinsurance Agreements

   The Company entered into a modified coinsurance agreement with U.S. Financial Life Insurance Company ("USFL"), an affiliate, effective January 1, 1999, whereby the Company agrees to reinsure 90% of all level term life insurance policies written by USFL after January 1, 1999. Under the agreement, the Company will share in all premiums and benefits for such policies based on the 90% quota share percentage, after consideration of existing reinsurance agreements previously in force on this business. In addition, the Company will reimburse USFL for its quota share of expense allowances, as defined in the agreement. The Company amended that agreement effective January 1, 2000 to add all other term life policies and all universal life policies written by USFL on or after January 1, 2000. Effective April 01, 2001, the Company amended that agreement to add a new series of term life insurance policies issued by USFL. At September 30, 2001 the Company recorded a payable of $5.9 million to USFL in connection with this agreement which is included in Accounts Payable and Other Liabilities in the balance sheet.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   Effective September 1, 1999, the Company recaptured its reinsurance agreements with MONY Life for all in-force and new business. The Company simultaneously entered into new reinsurance agreements with third party reinsurers, which reinsured the same block of business as that previously reinsured by MONY Life. Under the new reinsurance agreements, the Company increased its retention limits on new business for any one person for individual products from $0.5 million to $4.0 million and on last survivor products from $0.5 million to $6.0 million.

7. New Accounting Pronouncements

   In the first quarter of 2001, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based on the hedge relationship that exists, if there is one. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133, are required to be reported in earnings. SFAS 133 did not have a material affect on the Company's financial position or results of operations.

   In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125." SFAS 140 specifies the accounting and reporting requirements for securitizations and other transfers of financial assets and collateral, recognition and measurement of servicing assets and liabilities, and the extinguishment of liabilities. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and is to be applied prospectively with certain exceptions. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Adoption of the new requirements did not have a significant impact on the Company's financial position or earnings.

   In July 2001, the FASB issued SFAS No. 141, Business Combinations ("SFAS 141"). SFAS 141 addresses the financial accounting and reporting for all business combinations. This statement requires that all business combinations be accounted for under the purchase accounting method and abolishes the use of the pooling-of-interest method, requires separate recognition of intangible assets that can be identified and named, and expands required disclosures. The provisions of this Statement apply to all business combinations initiated after September 30, 2001. This statement has no effect on the financial position or results of operations of the Company.

   In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This statement addresses (i) how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition and (ii) how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS 142, Company's will no longer amortize goodwill on a straight-line basis over a predetermined period of time. SFAS 142 requires companies to evaluate recoverability of goodwill at least annually, and more frequently if events and circumstances indicate that goodwill may not be recoverable. FAS 142 requires amortization of identified intangibles with finite useful lives over their expected useful lives. This Statement is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 142 should not have any significant impact on the financial position and results of operations.

8. Summary of Cash Flows -- Non-Cash Transactions

   On May 31, 2001, the Company received a capital contribution of $50 million in the form of fixed maturity securities from MONY Life.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of MONY Life Insurance Company of America

   In our opinion, the accompanying balance sheets and the related statements of income and comprehensive income, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of MONY Life Insurance Company of America (the "Company") at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

New York, New York
February 8, 2001

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                                BALANCE SHEETS

                          December 31, 2000 and 1999

                                                  2000      1999
                                                --------  --------
                                                  ($ in millions)
                        ASSETS
             Investments:
               Fixed maturity securities
                available-for-sale, at
                fair value..................... $1,014.7  $1,048.8
               Mortgage loans on real
                estate (Note 8)................    116.1     165.0
               Policy loans....................     69.4      58.8
               Real estate (Note 8)............      5.4       6.9
               Other invested assets...........      3.4       2.3
                                                --------  --------
                                                 1,209.0   1,281.8
             Cash and cash equivalents.........    104.8      28.9
             Accrued investment income.........     19.2      20.4
             Amounts due from reinsurers.......     30.7      18.6
             Deferred policy acquisition
               costs...........................    483.5     406.4
             Current Federal Income Taxes......     14.9       2.3
             Other assets......................      4.4      24.9
             Separate account assets...........  4,064.4   4,387.2
                                                --------  --------
                    Total assets............... $5,930.9  $6,170.5
                                                ========  ========
             LIABILITIES AND SHAREHOLDER'S
                         EQUITY
             Future policy benefits............ $  134.8  $  123.4
             Policyholders' account
               balances........................  1,154.9   1,154.1
             Other policyholders'
               liabilities.....................     68.9      54.0
             Accounts payable and other
               liabilities.....................     33.2      79.5
             Note payable to affiliate.........     46.9      49.0
             Deferred federal income taxes
               (Note 5)........................     48.3      19.4
             Separate account liabilities......  4,064.4   4,387.2
                                                --------  --------
                    Total liabilities..........  5,551.4   5,866.6
             Commitments and contingencies
               (Notes 12)......................
               Common stock $1.00 par
                value; 5,000,000 shares
                authorized, 2,500,000
                issued and outstanding.........      2.5       2.5
             Capital in excess of par..........    249.7     199.7
             Retained earnings.................    128.3     109.0
             Accumulated other
               comprehensive income/(loss).....     (1.0)     (7.3)
                                                --------  --------
                    Total shareholder's
                      equity...................    379.5     303.9
                                                --------  --------
                    Total liabilities and
                      shareholder's equity..... $5,930.9  $6,170.5
                                                ========  ========

                See accompanying notes to financial statements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                 STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                 Years Ended December 31, 2000, 1999, and 1998

                                                        2000    1999    1998
                                                       ------  ------  ------
                                                          ($ in millions)
Revenues:
Universal life and investment-type product policy fees $158.2  $143.1  $122.0
Premiums..............................................   37.3     9.2     1.7
Net investment income (Note 6)........................   92.7    94.7    94.6
Net realized gains (losses) on investments (Note 6)...   (5.1)   (0.3)    7.1
Other income..........................................   12.1     7.6     7.6
                                                       ------  ------  ------
                                                        295.2   254.3   233.0
                                                       ------  ------  ------
Benefits and Expenses:
Benefits to policyholders.............................   68.1    43.6    34.9
Interest credited to policyholders' account balances..   62.4    63.5    65.1
Amortization of deferred policy acquisition costs.....   48.8    43.5    35.5
Other operating costs and expenses....................   88.6    73.8    75.6
                                                       ------  ------  ------
                                                        267.9   224.4   211.1
                                                       ------  ------  ------
Income before income taxes............................   27.3    29.9    21.9
Income tax expense....................................    8.0    10.5     7.7
                                                       ------  ------  ------
Net income............................................   19.3    19.4    14.2
Other comprehensive income/(loss), net (Note 6).......    6.3   (15.3)    1.1
                                                       ------  ------  ------
Comprehensive income.................................. $ 25.6  $  4.1  $ 15.3
                                                       ======  ======  ======


                See accompanying notes to financial statements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                 STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

                 Years Ended December 31, 2000, 1999 and 1998

                                                                                          Accumulated
                                                                       Capital               Other         Total
                                                               Common In Excess Retained Comprehensive Shareholder's
                                                               Stock   of Par   Earnings Income/(Loss)    Equity
                                                               ------ --------- -------- ------------- -------------
Balance, December 31, 1997....................................   2.5    177.2      75.4        6.9         262.0
Capital contribution..........................................           12.5                               12.5
Comprehensive income:
 Net income...................................................                     14.2                     14.2
 Other comprehensive income:
   Unrealized gains on investments, net of unrealized losses,
     reclassification adjustments, and taxes (Note 6).........                                 1.1           1.1
                                                                ----   ------    ------     ------        ------
Comprehensive income..........................................                                              15.3
                                                                ----   ------    ------     ------        ------
Balance, December 31, 1998....................................   2.5    189.7      89.6        8.0         289.8
Capital contribution..........................................           10.0                               10.0
Comprehensive income:
 Net income...................................................                     19.4                     19.4
 Other comprehensive income:
   Unrealized losses on investments, net of unrealized gains,
     reclassification adjustments, and taxes (Note 6).........                               (15.3)        (15.3)
                                                                ----   ------    ------     ------        ------
Comprehensive income/(loss)...................................                                               4.1
                                                                ----   ------    ------     ------        ------
Balance, December 31, 1999....................................  $2.5   $199.7    $109.0     $ (7.3)       $303.9
Capital contribution..........................................           50.0                               50.0
Comprehensive income:
 Net income...................................................                     19.3                     19.3
 Other comprehensive income:
   Unrealized gains on investments, net of unrealized losses,
     reclassification adjustments, and taxes (Note 6).........                                 6.3           6.3
                                                                ----   ------    ------     ------        ------
Comprehensive income..........................................                                              25.6
                                                                ----   ------    ------     ------        ------
Balance, December 31, 2000....................................  $2.5   $249.7    $128.3     $ (1.0)       $379.5
                                                                ====   ======    ======     ======        ======


                See accompanying notes to financial statements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                           STATEMENTS OF CASH FLOWS

                 Years Ended December 31, 2000, 1999 and 1998

                                                                                 2000     1999     1998
                                                                                -------  -------  -------
                                                                                     ($ in millions)
Cash flows from operating activities (see Note 2):
Net income..................................................................... $  19.3  $  19.4  $  14.2
Adjustments to reconcile net income to net cash (used in) operating activities:
 Interest credited to policyholders' account balances..........................    57.5     65.5     64.1
 Universal life and investment-type product policy fee income..................   (87.0)  (102.9)  (107.0)
 Capitalization of deferred policy acquisition costs...........................  (130.3)   (96.8)   (74.9)
 Amortization of deferred policy acquisition costs.............................    48.8     43.5     35.5
 Provision for depreciation and amortization...................................    (0.4)     0.2      1.0
 Provision for deferred federal income taxes...................................    25.6     13.9     (1.1)
 Net realized gains on investments.............................................     5.1      0.3     (7.1)
 Change in other assets and accounts payable and other liabilities.............   (46.5)     6.3     45.3
 Change in future policy benefits..............................................    11.4      4.4      5.9
 Change in other policyholders' liabilities....................................    14.9     (2.8)    15.7
 Change in current federal income taxes payable................................   (12.6)   (15.6)    (4.6)
                                                                                -------  -------  -------
Net cash (used in) operating activities........................................   (94.2)   (64.6)   (13.0)
                                                                                -------  -------  -------
Cash flows from investing activities:
Sales, maturities or repayments of:
 Fixed maturities..............................................................   223.2    289.6    171.4
 Equity securities.............................................................     0.0      0.0      0.8
 Mortgage loans on real estate.................................................    68.2     24.5     37.6
 Real estate...................................................................     2.3      1.2     17.0
 Other invested assets.........................................................     0.0      3.9      0.6
Acquisitions of investments:
 Fixed maturities..............................................................  (170.0)  (352.3)  (109.2)
 Equity securities.............................................................    (0.3)    (0.2)    (0.1)
 Mortgage loans on real estate.................................................   (19.3)   (69.7)   (24.3)
 Real estate...................................................................    (0.9)    (0.7)    (0.6)
 Other invested assets.........................................................    (0.8)    (0.5)    (0.3)
 Policy loans, net.............................................................   (10.6)    (6.6)    (6.2)
 Other, net....................................................................      --      0.5     (0.5)
                                                                                -------  -------  -------
Net cash (used in)/provided by investing activities............................ $  91.8  $(110.3) $  86.2
                                                                                -------  -------  -------

                See accompanying notes to financial statements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                 Years Ended December 31, 2000, 1999 and 1998

                                                                                            2000       1999      1998
                                                                                          ---------  ---------  -------
                                                                                                 ($ in millions)
Cash flows from financing activities:
Note payable to affiliate................................................................ $     0.0  $    50.5  $   0.0
Repayments of note to affiliate..........................................................      (2.1)      (1.5)     0.0
Receipts from annuity and universal life policies credited to policyholders' account
  balances...............................................................................   1,538.6    1,395.4    811.8
Return of policyholders' account balances on annuity policies and universal life policies  (1,508.2)  (1,384.0)  (797.6)
Capital contribution.....................................................................      50.0       10.0      0.0
                                                                                          ---------  ---------  -------
Net cash provided by/(used in) financing activities......................................      78.3       70.4     14.2
                                                                                          ---------  ---------  -------
Net increase/(decrease) in cash and cash equivalents.....................................      75.9     (104.5)    87.4
Cash and cash equivalents, beginning of year.............................................      28.9      133.4     46.0
                                                                                          ---------  ---------  -------
Cash and cash equivalents, end of year................................................... $   104.8  $    28.9  $ 133.4
                                                                                          ---------  ---------  -------
Supplemental disclosure of cash flow information:
Cash paid during the period for:
 Income taxes............................................................................ $    (5.0) $    12.1  $  13.4
 Interest................................................................................ $     3.3  $     2.5  $    --



                See accompanying notes to financial statements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                         NOTES TO FINANCIAL STATEMENTS

1.  Organization and Description of Business:

   MONY Life Insurance Company of America (the "Company"), an Arizona stock life insurance company, is a wholly-owned subsidiary of MONY Life Insurance Company of New York ("MONY Life"), formerly The Mutual Life Insurance Company of New York, which converted from a mutual life insurance company to a stock life insurance company (the "Demutualization"). MONY Life is a wholly-owned subsidiary of The MONY Group, Inc. (the "MONY Group").

   The Company's primary business is to provide asset accumulation and life insurance products to business owners, growing families, and pre-retirees. The Company's insurance and financial products are marketed and distributed directly to individuals primarily through MONY Life's career agency sales force. These products are sold throughout the United States (except New York) and Puerto Rico.

2.  Summary of Significant Accounting Policies:

  Basis of Presentation

   The accompanying financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. The most significant estimates made in conjunction with the preparation of the Company's financial statements include those used in determining (i) deferred policy acquisition costs, (ii) the liability for future policy benefits, and (iii) valuation allowances for mortgage loans and real estate to be disposed of, and impairment writedowns for real estate held for investment.

  Valuation of Investments and Realized Gains and Losses

   All of the Company's fixed maturity securities are classified as available-for-sale and are reported at estimated fair value. Unrealized gains and losses on fixed maturity securities are reported as a separate component of other comprehensive income, net of deferred income taxes and an adjustment for the effect on deferred policy acquisition costs that would have occurred if such gains and losses had been realized. The cost of fixed maturity securities is adjusted for impairments in value deemed to be other than temporary. These adjustments are reflected as realized losses on investments. Realized gains and losses on sales of investments are determined on the basis of specific identification.

   Mortgage loans on real estate are stated at their unpaid principal balances, net of valuation allowances. Valuation allowances are established for the excess of the carrying value of a mortgage loan over its estimated fair value when the loan is considered to be impaired. Mortgage loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Estimated fair value is based on either the present value of expected future cash flows discounted at the loan's original effective interest rate, or the loan's observable market price (if considered to be a practical expedient), or the fair value of the collateral if the loan is collateral dependent and if foreclosure of the loan is considered probable. The provision for loss is reported as a realized loss on investment. Loans in foreclosure and loans considered to be impaired, other than restructured loans, are placed on non-accrual status. Interest received on non-accrual status mortgage loans is included in investment income in the period received. Interest income on restructured mortgage loans is accrued at the restructured loans' interest rate.

   Real estate held for investment, as well as related improvements, is generally stated at cost less depreciation. Depreciation is determined using the straight-line method over the estimated useful life of the asset (which may range from 5 to 40 years). Cost is adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, management estimates the future cash flows expected from real estate investments, including the proceeds on disposition. If the sum of the expected undiscounted future cash flows is less than the

                    MONY LIFE INSURANCE COMPANY OF AMERICA
carrying amount of the real estate, an impairment loss is recognized. Impairment losses are based on the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired in satisfaction of debt is recorded at estimated fair value at the date of foreclosure. Real estate that management intends to sell is classified as "to be disposed of". Real estate to be disposed of is reported at the lower of its current carrying value or estimated fair value less estimated sales costs. Changes in reported values relating to real estate to be disposed of and impairments of real estate held for investment are reported as realized gains or losses on investments.

   Policy loans are carried at their unpaid principal balances.

   Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments with an original maturity of three months or less.

  Recognition of Insurance Revenue and Related Benefits

   Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenue from these types of products consists of amounts assessed during the period against policyholders' account balances for policy administration charges, cost of insurance and surrender charges and mortality and expense charges on variable contracts. Policy benefits charged to expense include benefit claims incurred in the period in excess of the related policyholders' account balance.

   Premiums from non-participating term life and annuity policies with life contingencies are recognized as premium income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

  Deferred Policy Acquisition Costs ("DAC")

   The costs of acquiring new business, principally commissions, underwriting, agency, and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred.

   For universal life products and investment-type products, DAC is amortized over the expected life of the contracts (ranging from 15 to 30 years) as a constant percentage based on the present value of estimated gross profits expected to be realized over the life of the contracts using the initial locked-in discount rate. The discount rate for all products is 8%. Estimated gross profits arise principally from investment results, mortality and expense margins and surrender charges.

   For non-participating term policies, DAC is amortized over the expected life of the contracts (ranging from 10 to 20 years) in proportion to premium revenue recognized.

   DAC is subject to recoverability testing at the time of policy issuance and loss recognition testing at the end of each accounting period. The effect on the amortization of DAC of revisions in estimated experience is reflected in earnings in the period such estimates are revised. In addition, the effect on the DAC asset that would result from the realization of unrealized gains (losses) is recognized through an offset to Other Comprehensive Income as of the balance sheet date.

  Policyholders' Account Balances and Future Policy Benefits

   Policyholders' account balances for universal life and investment-type contracts represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals. The weighted average interest crediting rate for universal life products was approximately 5.9%, 6.1% and 5.9% for the years ended December 31, 2000, 1999 and 1998, respectively. The weighted average interest crediting rate for investment-type products was approximately 5.2%, 5.4% and 5.5% for each of the years ended December 31, 2000, 1999 and 1998, respectively.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   GAAP reserves for non-participating term life policies are calculated using a net level premium method on the basis of actuarial assumptions equal to expected investment yields, mortality, terminations, and expenses applicable at the time the insurance contracts are made, including a provision for the risk of adverse deviation.

  Federal Income Taxes

   The Company files a consolidated federal income tax return with its parent, MONY Life, along with MONY Life's other life and non-life subsidiaries. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

   The method of allocation between the companies is subject to written agreement, approved by the Board of Directors. The allocation of federal income taxes will be based upon separate return calculations with current credit for losses and other federal income tax credits provided to the life insurance members of the affiliated group. Intercompany balances are settled annually in the fourth quarter of the year in which the return is filed.

  Reinsurance

   The Company has reinsured certain of its life insurance and annuity business with life contingencies with other insurance companies under various agreements. Amounts due from reinsurers are estimated based on assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reserve credits. Gains on reinsurance are deferred and amortized into income over the remaining life of the underlying reinsured contracts.

   In determining whether a reinsurance contract qualifies for reinsurance accounting, SFAS No. 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" requires that there be a "reasonable possibility" that the reinsurer may realize a "significant loss" from assuming insurance risk under the contract. In making this assessment, the Company projects the results of the policies reinsured under the contract under various scenarios and assesses the probability of such results actually occurring. The projected results represent the present value of all the cash flows under the reinsurance contract. The Company generally defines a "reasonable possibility" as having a probability of at least 10%. In assessing whether the projected results of the reinsured business constitute a "significant loss", the Company considers: (i) the ratio of the aggregate projected loss, discounted at an appropriate rate of interest (the "aggregate projected loss"), to an estimate of the reinsurer's investment in the contract, as hereafter defined, and (ii) the ratio of the aggregate projected loss to an estimate of the total premiums to be received by the reinsurer under the contract discounted at an appropriate rate of interest.

   The reinsurer's investment in a reinsurance contract consists of amounts paid to the ceding company at the inception of the contract (e.g. expense allowances and the excess of liabilities assumed by the reinsurer over the assets transferred to the reinsurer under the contract) plus the amount of capital required to support such business consistent with prudent business practices, regulatory requirements, and the reinsurer's credit rating. The Company estimates the capital required to support such business based on what it considers to be an appropriate level of risk-based capital in light of regulatory requirements and prudent business practices.

  Separate Accounts

   Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent that the value of such assets exceeds the separate account liabilities. Investments held in separate accounts and liabilities of the separate accounts are reported separately as assets and liabilities. Substantially all separate account assets are reported at estimated fair value. Investment income and gains or losses on the investments of separate accounts accrue directly to contractholders and, accordingly, are not reflected in the Company's statements of income and cash flows. Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

  Statements of Cash Flows -- Non-cash Transactions

   For the years ended December 31, 2000, 1999 and 1998, respectively, real estate of $0.0 million, $0.0 million and $0.5 million was acquired in satisfaction of debt. At December 31, 2000 and 1999, the Company owned real estate acquired in satisfaction of debt of $5.4 million and $6.9 million, respectively.

  New Accounting Pronouncements

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based on the hedge relationship that exists, if there is one. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133, are required to be reported in earnings. SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters of the fiscal years beginning after June 15, 2000. SFAS 137 delayed the effective date of SFAS 133 by one year. Adoption of SFAS 133 is not expected to have a material effect on the Company's financial condition or results of operations.

3.  Related Party Transactions:

   MONY Life has a guarantee outstanding to one state that the statutory surplus of the Company will be maintained at amounts at least equal to the minimum surplus for admission to that states.

   At December 31, 2000 and 1999, approximately 13% and 11% of the Company's investments in mortgages were held through joint participation with MONY Life, respectively. In addition, 100% of the Company's real estate and joint venture investments were held through joint participation with MONY Life at December 31, 2000 and 1999.

   The Company and MONY Life are parties to an agreement whereby MONY Life agrees to reimburse the Company to the extent that the Company's recognized loss as a result of mortgage loan default or foreclosure or subsequent sale of the underlying collateral exceeds 75% of the appraised value of the loan at origination for each such mortgage loan. Pursuant to the agreement, the Company received payments from MONY Life of $0.0 million, 0.0 million and $0.1 million for the years ending December 31, 2000, 1999 and 1998.

   The Company has a service agreement with MONY Life whereby MONY Life provides personnel services, facilities, supplies and equipment to the Company to conduct its business. The associated costs related to the service agreement are allocated to the Company based on methods that management believes are reasonable, including a review of the nature of such costs and time studies analyzing the amount of employee compensation costs incurred by the Company. For the years ended December 31, 2000, 1999 and 1998, the Company incurred expenses of $55.9 million, 51.0 million and $59.8 million as a result of such allocations. At December 31, 2000 and 1999 the Company had a payable to MONY Life in connection with this service agreement of $10.7 million and 10.3 million, respectively, which is reflected in Accounts Payable and Other Liabilities.

   The Company has an investment advisory agreement with MONY Life whereby MONY Life provides investment advisory services with respect to the investment and management of the Company's investment portfolio. The amount of expenses incurred by the Company related to this agreement was $0.8 million, 0.8 million and $0.9 million for 2000, 1999 and 1998, respectively. In addition, the Company recorded an intercompany payable of $74,062 and $66,816 at December 31, 2000 and 1999, respectively, related to this agreement which is included in Accounts Payable and Other Liabilities in the balance sheet.

   In addition to the agreements discussed above, the Company has various other service and investment advisory agreements with MONY Life and affiliates of the Company. The amount of expenses incurred by the Company related to these agreements was $3.6 million, 4.0 million and $2.0 million for 2000, 1999 and 1998, respectively. In addition, the Company recorded an intercompany (receivable)/payable of $0.5 million and 0.2 million at December 31, 2000 and 1999, respectively, related to these agreements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   The Company has purchased bonds issued by the New York City Industrial Development Agency for the benefit of MONY Life for its consolidation of site locations to New York City in 1997, and subsequent spending on tenant improvements, and furniture, fixtures, and equipment related to the New York City site. Debt service under the bonds is funded by lease payments by MONY Life to the bond trustee for the benefit of the bondholder (the Company). The bonds are held by the Company and are listed as affiliated bonds. The carrying value of these bonds is $1.5 million and $10.9 as of December 31, 2000, and December 31, 1999, respectively. The bond outstanding as of December 31, 2000 matures on December 31, 2013, and has an interest rate of 7.16%. The Company earned $0.1 million, $1.2 million, and $1.1 million of interest on these bonds for the years ended December 31, 2000, 1999, and 1998 respectively.

   The Company entered into a modified coinsurance agreement with U.S. Financial Life Insurance Company ("USFL"), an affiliate, effective January 1, 1999, whereby the Company agrees to reinsure 90% of all level term life insurance policies written by USFL after January 1, 1999. Effective January 1, 2000, this agreement was amended to reinsure 90% of all term life and universal life insurance policies written by USFL, after January 1, 2000. Under the agreement, the Company will share in all premiums and benefits for such policies based on the 90% quota share percentage, after consideration of existing reinsurance agreements previously in force on this business. In addition, the Company will reimburse USFL for its quota share of expense allowances, as defined in the agreement. At December 31, 2000 and 1999, the Company recorded a payable of $6.2 million and $7.8 million, respectively to USFL in connection with this agreement which is included in Accounts Payable and Other Liabilities in the balance sheet.

   The Company recorded capital contributions from MONY Life of $50.0 million, $10.0 million, and $12.5 million for the years ended December 31, 2000, 1999, and 1998, respectively.

   On March 5, 1999, the Company borrowed $50.5 million from MONY Benefits Management Corp. ("MBMC"), an affiliate, in exchange for a note payable in the same amount. The note bears interest at 6.75% per annum and matures on March 5, 2014. Principal and interest are payable quarterly to MBMC. The carrying value of the note as of December 31, 2000 is $46.9 million.

4.  Deferred Policy Acquisition Costs:

   Policy acquisition costs deferred and amortized in 2000, 1999 and 1998 are as follows:

                                                           2000    1999    1998
                                                          ------  ------  ------
                                                              ($ in millions)
Balance, beginning of year............................... $406.4  $318.6  $281.6
Cost deferred during the year............................  139.8    96.8    75.0
Amortized to expense during the year.....................  (48.8)  (43.5)  (35.5)
Effect on DAC from unrealized gains (losses) (see Note 2)  (13.9)   34.5    (2.5)
                                                          ------  ------  ------
Balance, end of year..................................... $483.5  $406.4  $318.6
                                                          ======  ======  ======

5.  Federal Income Taxes:

   The Company files a consolidated federal income tax return with MONY Life and MONY Life's other subsidiaries. Federal income taxes have been calculated in accordance with the provisions of the Internal Revenue Code of 1986, as amended. A summary of the Federal income tax expense (benefit) is presented below:

                                       2000   1999   1998
                                      ------  -----  -----
                                         ($ in millions)
Federal income tax expense (benefit):
 Current............................. $(17.6) $(3.4) $ 8.8
 Deferred............................   25.6   13.9   (1.1)
                                      ------  -----  -----
       Total......................... $  8.0  $10.5  $ 7.7
                                      ======  =====  =====

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   Federal income taxes reported in the statements of income may be different from the amounts determined by multiplying the earnings before federal income taxes by the statutory federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:

                              2000   1999   1998
                             ------  -----  -----
                                ($ in millions)
Tax at statutory rate....... $  9.6  $10.5  $ 7.7
Dividends received deduction   (1.7)  (1.1)  (1.1)
Other.......................    0.1    1.1    1.1
                             ------  -----  -----
Provision for income taxes.. $  8.0  $10.5  $ 7.7
                             ======  =====  =====

   The Company's federal income tax returns for years through 1993 have been examined by the Internal Revenue Service ("IRS"). No material adjustments were proposed by the IRS as a result of these examinations. In the opinion of management, adequate provision has been made for any additional taxes, which may become due with respect to open years.

   The components of deferred tax liabilities and assets at December 31, 2000 and 1999 are as follows:

                                                2000    1999
                                               ------  ------
                                               ($ in millions)
Deferred policy acquisition costs............. $138.8  $117.0
Fixed maturities..............................    0.0     0.0
Other, net....................................   (2.2)    7.8
                                               ------  ------
       Total deferred tax liabilities......... $136.6  $124.8
                                               ------  ------
Policyholder and separate account liabilities.   86.8    96.5
Real estate and mortgages.....................    0.9     0.7
Fixed maturities..............................    0.6     8.2
                                               ------  ------
       Total deferred tax assets..............   88.3   105.4
                                               ------  ------
       Net deferred tax asset/(liability)..... $(48.3) $(19.4)
                                               ======  ======

   The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that it will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

6. Investment Income, Realized and Unrealized Investment Gains (Losses), and Other Comprehensive Income:

   Net investment income for the years ended December 31, 2000, 1999 and 1998 was derived from the following sources:

                                                          2000  1999  1998
                                                          ----- ----- -----
                                                           ($ in millions)
    Net Investment Income
    Fixed maturities..................................... $75.0 $77.0 $77.2
    Mortgage loans.......................................  11.2  11.6  11.0
    Real estate..........................................   0.4   0.5   0.5
    Policy loans.........................................   4.5   3.8   3.6
    Other investments (including cash & cash equivalents)   5.9   6.6   5.3
                                                          ----- ----- -----
    Total investment income..............................  97.0  99.5  97.6
    Investment expenses..................................   4.3   4.8   3.0
                                                          ----- ----- -----
    Net investment income................................ $92.7 $94.7 $94.6
                                                          ===== ===== =====

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   Net realized gains (losses) on investments for the years ended December 31, 2000, 1999 and 1998 are summarized as follows:

                                           2000   1999   1998
                                           -----  -----  -----
                                             ($ in millions)
Net Realized Gains (Losses) on Investments
Fixed maturities.......................... $(5.3) $(0.2) $ 2.6
Mortgage loans............................   0.1   (0.3)   1.4
Real estate...............................   0.1   (0.5)   2.5
Other invested assets.....................   0.0    0.7    0.6
                                           -----  -----  -----
Net realized gains/(losses) on investments $(5.1) $(0.3) $ 7.1
                                           =====  =====  =====

   The net change in unrealized investment gains (losses) represents the only component of other comprehensive income for the years ended December 31, 2000, 1999 and 1998. Following is a summary of the change in unrealized investment gains (losses) net of related deferred income taxes and adjustment for deferred policy acquisition costs (see Note 2), which are reflected in Accumulated Other Comprehensive Income for the periods presented:

                                                                     2000    1999   1998
                                                                    ------  ------  -----
                                                                       ($ in millions)
Change in unrealized gains (losses) on investments, net
Fixed maturities................................................... $ 23.4  $(58.0) $ 4.8
Other..............................................................    0.0     0.0   (0.6)
                                                                    ------  ------  -----
Subtotal...........................................................   23.4   (58.0)   4.2
Effect on unrealized gains (losses) on investments attributable to:
 DAC...............................................................  (13.9)   34.5   (2.5)
 Deferred federal income taxes.....................................   (3.2)    8.2   (0.6)
                                                                    ------  ------  -----
Change in unrealized gains (losses) on investments, net............ $  6.3  $(15.3) $ 1.1
                                                                    ======  ======  =====

   The following table sets forth the reclassification adjustments required for the years ended December 31, 2000, 1999 and 1998 to avoid double-counting in comprehensive income items that are included as part of net income for a period that also had been part of other comprehensive income in earlier periods:

                                                                              2000  1999   1998
                                                                              ---- ------  -----
                                                                                ($ in millions)
Reclassification Adjustments
Unrealized gains (losses) on investments arising during period............... $4.8 $(15.4) $ 1.9
Reclassification adjustment for gains included in net income.................  1.5    0.1   (0.8)
                                                                              ---- ------  -----
Unrealized gains (losses) on investments, net of reclassification adjustments $6.3 $(15.3) $ 1.1
                                                                              ==== ======  =====

   Unrealized gains (losses) on investments arising during the period reported in the above table for the years ended December 31, 2000, 1999 and 1998 are net of income tax expense (benefit) of $4.1 million, (8.2) million and $0.1 million, respectively, and $(17.0) million, 34.3 million and $(0.5) million, respectively, relating to the effect of such unrealized gains (losses) on DAC.

   Reclassification adjustments reported in the above table for the years ended December 31, 2000, 1999 and 1998 are net of income tax expense (benefit) of $(0.8) million, 0.0 million and $0.5 million, respectively, and $3.2 million, $0.2 million and $(2.0) million, respectively, relating to the effect of such amounts on DAC.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

7.  Investments:

  Fixed Maturity Securities Available-for-Sale

   The amortized cost, gross unrealized gains and losses, and estimated fair value of fixed maturity securities available-for-sale as of December 31, 2000 and December 31, 1999 are as follows:

                                                                 Gross       Gross
                                                 Amortized     Unrealized Unrealized      Estimated
                                                   Cost          Gains      Losses       Fair Value
                                             ----------------- ---------- ----------- -----------------
                                               2000     1999   2000  1999 2000  1999    2000     1999
                                             -------- -------- ----- ---- ----- ----- -------- --------
                                                                  ($ in millions)
US Treasury securities and obligations of US
  Government agencies....................... $   32.0 $   26.6 $ 1.4 $0.0 $ 0.1 $ 1.1 $   33.3 $   25.5
Collateralized mortgage obligations:
 Government agency-backed...................     58.8     82.4   0.6  0.3   0.1   0.4     59.3     82.3
 Non-agency backed..........................     33.1     34.4   0.8  0.6   0.0   0.3     33.9     34.7
Other asset-backed securities:
 Government agency-backed...................      0.0      0.1   0.0  0.0   0.0   0.0      0.0      0.1
 Non-agency backed..........................     93.5    104.6   1.2  0.2   0.4   4.4     94.3    100.4
Utilities...................................     74.8    113.2   0.9  0.2   0.9   3.4     74.8    110.0
Corporate bonds.............................    725.6    704.2  10.0  2.7  18.0  22.0    717.6    684.9
Affiliates..................................      1.5     11.3   0.0  0.0   0.0   0.4      1.5     10.9
                                             -------- -------- ----- ---- ----- ----- -------- --------
       Total................................ $1,019.3 $1,076.8 $14.9 $4.0 $19.5 $32.0 $1,014.7 $1,048.8
                                             ======== ======== ===== ==== ===== ===== ======== ========

   The carrying value of the Company's fixed maturity securities at December 31, 2000 and 1999 is net of adjustments for impairments in value deemed to be other than temporary of $3.1 million and 0.5 million, respectively.

   At December 31, 2000 and 1999, there were no fixed maturity securities which were non-income producing for the twelve months preceding such dates.

   The Company classifies fixed maturity securities which, (i) are in default as to principal or interest payments, (ii) are to be restructured pursuant to commenced negotiations, (iii) went into bankruptcy subsequent to acquisition or
(iv) are deemed to have other than temporary impairments to value, as "problem fixed maturity securities." At December 31, 2000 and 1999, the carrying value of problem fixed maturities held by the Company was $12.5 million and $4.8 million, respectively. The Company defines potential problem securities in the fixed maturity category as securities of companies that are deemed to be experiencing significant operating problems or difficult industry conditions. At December 31, 2000 and 1999, the carrying value of potential problem fixed maturities held by the Company was $6.2 million and $6.4 million, respective. In addition, at December 31, 2000 and 1999, the Company held no fixed maturity securities which have been restructured.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity dates, (excluding scheduled sinking funds) as of December 31, 2000 are as follows:

                                                         2000
                                                  -------------------
                                                            Estimated
                                                  Amortized   Fair
                                                    Cost      Value
                                                  --------- ---------
                                                    ($ in millions)
Due in one year or less.......................... $   46.6  $   46.8
Due after one year through five years............    263.4     263.2
Due after five years through ten years...........    414.0     406.1
Due after ten years..............................     79.2      79.0
                                                  --------  --------
       Subtotal..................................    803.2     795.1
Mortgage-backed and other asset-backed securities    216.1     219.6
                                                  --------  --------
       Total..................................... $1,019.3  $1,014.7
                                                  ========  ========

   Fixed maturity securities that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   Proceeds from sales of fixed maturity securities during 2000, 1999 and 1998 were $40.9 million, 80.1 million and $45.1 million, respectively. Gross gains of $0.5 million, 0.2 million and $0.7 million and gross losses of $2.1 million,
2.0 million and $0.1 million were realized on these sales, respectively.

8.  Mortgage Loans on Real Estate and Real Estate

   Mortgage loans on real estate at December 31, 2000 and 1999 consist of the following:

                                             2000    1999
                                            ------  ------
                                            ($ in millions)
Commercial mortgage loans.................. $ 49.7  $ 53.9
Agricultural and other loans...............   67.8   113.4
                                            ------  ------
Total loans................................  117.5   167.3
Less: valuation allowances.................   (1.4)   (2.3)
                                            ------  ------
Mortgage loans, net of valuation allowances $116.1  $165.0
                                            ======  ======

   An analysis of the valuation allowances for 2000, 1999 and 1998 is as follows:

                                                2000   1999 1998
                                                -----  ---- -----
                                                 ($ in millions)
Balance, beginning of year..................... $ 2.3  $1.9 $ 2.5
Increase (decrease) in allowance...............  (0.3)  0.4  (0.4)
Reduction due to pay downs, pay offs, and sales  (0.6)  0.0   0.0
Transfers to real estate.......................   0.0   0.0  (0.2)
                                                -----  ---- -----
Balance, end of year........................... $ 1.4  $2.3 $ 1.9
                                                =====  ==== =====

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   Impaired mortgage loans along with related valuation allowances were as follows:

                                                                      2000     1999
                                                                     -----    -----
                                                                     ($ in millions)
Investment in impaired mortgage loans (before valuation allowances):
Loans that have valuation allowances................................ $ 9.3    $ 9.6
Loans that do not have valuation allowances.........................   4.0      4.3
                                                                     -----    -----
       Subtotal.....................................................  13.3     13.9
Valuation allowances................................................  (0.2)    (0.5)
                                                                     -----    -----
       Impaired mortgage loans, net of valuation allowances......... $13.1    $13.4
                                                                     =====    =====

   Impaired mortgage loans that do not have valuation allowances are loans where the net present value of the expected future cash flows related to the loan or the fair value of the collateral equals or exceeds the recorded investment in the loan. Such loans primarily consist of restructured loans or loans on which impairment writedowns were taken prior to the adoption of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan".

   During 2000 and 1999, the average recorded investment in impaired mortgage loans was approximately $13.2 million and $14.1 million, respectively. During 2000, 1999 and 1998, the Company recognized $0.7 million, $1.0 million and $1.1 million, respectively, of interest income on impaired loans.

   At December 31, 2000 and 1999, there were no mortgage loans which were non-income producing for the twelve months preceding such dates.

   At December 31, 2000 and 1999, the Company had restructured mortgage loans of $9.1 million and $11.9 million, respectively. Interest income of $0.7 million, 1.0 million and $1.0 million was recognized on restructured mortgage loans in 2000, 1999 and 1998, respectively. Gross interest income on these loans that would have been recorded in accordance with the original terms of such loans amounted to approximately $0.9 million in 2000, and $1.2 million for both 1999 and 1998.

   The carrying value of real estate is $5.4 million and $6.9 million as of December 31, 2000 and 1999, respectively. Real estate is categorized are either real estate to be disposed of or real estate held for investment.

   The carrying value of real estate to be disposed of as of December 31, 2000 was $2.3 million, net of $0.0 million relating to impairments taken upon foreclosure of mortgage loans and $1.2 million of accumulated depreciation.

   The carrying value of real estate to be disposed of as of December 31, 1999 was $1.6 million, net of $0.5 million relating to impairments taken upon foreclosure of mortgage loans and $0.2 million of accumulated depreciation.

   The carrying value of real estate held for investment as of December 31, 2000 was $3.1 million, net of $0.7 million relating to impairments taken upon foreclosure of mortgage loans and $1.0 million of accumulated depreciation. The carrying value of real estate held for investment as of December 31, 1999 was $5.3 million, net of $0.7 million relating to impairments taken upon foreclosure of mortgage loans and $1.9 million of accumulated depreciation.

   At December 31, 2000 and 1999, there was no real estate which was non-income producing for the twelve months preceding such dates.

   The carrying value of impaired real estate as of December 31, 2000 and 1999 was $3.1 million and $4.4 million, respectively. The depreciated cost of such real estate as of December 31, 2000 and 1999 was $5.1 million and $5.8 million before impairment writedowns of $1.0 million and $1.4 million, respectively. The aforementioned impairments occurred primarily as a result of low occupancy levels and other market related factors. There were no losses recorded during 2000, 1999 and 1998 related to impaired real estate.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

9.  Estimated Fair Value of Financial Instruments:

   The estimated fair values of the Company's financial instruments approximate their carrying amounts. The methods and assumptions utilized in estimating the fair values of the Company's financial instruments are summarized as follows:

  Fixed Maturities

   The estimated fair values of fixed maturity securities are based upon quoted market prices, where available. The fair values of fixed maturity securities not actively traded and other non-publicly traded securities are estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market interest rate commensurate with the credit quality and term of the investments.

  Mortgage Loans

   The fair values of mortgage loans are estimated by discounting expected future cash flows, using current interest rates for similar loans to borrowers with similar credit risk. Loans with similar characteristics are aggregated for purposes of the calculations. The fair value of mortgages in process of foreclosure is the estimated fair value of the underlying collateral.

  Policy Loans

   Policy loans are an integral component of insurance contracts and have no maturity dates. Management has determined that it is not practicable to estimate the fair value of policy loans.

  Long-term Debt

   The fair value of long-term debt at December 31, 2000 was $47.9 million and is determined based on contractual cash flows discounted at markets rates.

  Separate Account Assets and Liabilities

   The estimated fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand, which includes surrender charges.

  Investment-Type Contracts

   The fair values of annuities are based on estimates of the value of payments available upon full surrender. The fair values of the Company's liabilities under guaranteed investment contracts are estimated by discounting expected cash outflows using interest rates currently offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

10.  Reinsurance:

   Life insurance business is primarily ceded on a yearly renewable term basis under various reinsurance contracts except for the level term product, which utilizes a coinsurance agreement. The Company's general practice is to retain no more than $4.0 million of risk on any one person for individual products and $6.0 million for last survivor products.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   The following table summarizes the effect of reinsurance for the years indicated:

                                                                   2000   1999   1998
                                                                   -----  -----  -----
                                                                     ($ in millions)
Direct premiums................................................... $13.2  $ 7.1  $ 2.5
Reinsurance assumed (1)...........................................  29.8    4.0    0.0
Reinsurance ceded.................................................  (5.7)  (1.9)  (0.8)
                                                                   -----  -----  -----
       Net premiums............................................... $37.3  $ 9.2  $ 1.7
                                                                   =====  =====  =====
Universal life and investment type product policy fee income ceded $20.6  $19.7  $17.4
                                                                   =====  =====  =====
Policyholders' benefits ceded..................................... $20.7  $18.4  $22.7
                                                                   =====  =====  =====
Policyholders' benefits assumed................................... $ 5.5  $ 0.5  $ 0.0
                                                                   =====  =====  =====

----------
(1)Increase in 2000 is primarily related to business assumed from affiliate. See note 3.

   The Company is contingently liable with respect to ceded insurance should any reinsurer be unable to meet its obligations under these agreements. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

   Effective September 1, 1999, the Company recaptured its reinsurance agreements with MONY Life for all in force and new business. The Company simultaneously entered into new reinsurance agreements with third party reinsurers which reinsured the same block of business as that previously reinsured by MONY Life. Under the new reinsurance agreements, the Company increased its retention limits on new business for any one person for individual products from $0.5 million to $4.0 million and on last survivor products from $0.5 million to $6.0 million.

11.  Off-Balance Sheet Risk and Concentration of Credit Risk:

  Financial Instruments with Off-Balance Sheet Risk

   Pursuant to a securities lending agreement with a major financial institution, the Company from time to time lends securities to approved borrowers. At December 31, 2000 and 1999, securities loaned by the Company under this agreement had a carrying value of approximately $48.6 million and $18.0 million, respectively. The minimum collateral on securities loaned is 102% of the market value of the loaned securities. Such securities are marked to market on a daily basis and the collateral is correspondingly increased or decreased.

  Concentration of Credit Risk

   At December 31, 2000 and 1999, the Company had no single investment or series of investments with a single issuer, (excluding US Treasury securities and obligations of US government agencies) exceeding 2.2% and 1.7% of total cash and invested assets, respectively.

   The Company's fixed maturity securities are diversified by industry type. The industries that comprise 10% or more of the carrying value of the fixed maturity securities at December 31, 2000 are Consumer Goods and Services of $199.4 million (19.7%), Non-Government Asset/Mortgage-Backed of $160.3 million (15.8%), and Energy of $124.0 million (12.2%).

   At December 31, 1999, the industries that comprise 10% or more of the carrying value are Consumer Goods and Services of $173.0 million (16.5%), Energy of $137.9 million (13.2%), Non-Government Asset/Mortgage-Backed of $135.1 million (12.9%), Public Utilities of $110.0 million (10.5%) and Government and Agencies of $107.9 million (10.3%).

                    MONY LIFE INSURANCE COMPANY OF AMERICA

   The Company holds below investment grade fixed maturity securities with a carrying value of $113.3 million at December 31, 2000. These investments consist mostly of privately issued bonds which are monitored by the Company through extensive internal analysis of the financial condition of the issuers and which generally include protective debt covenants. At December 31, 1999, the carrying value of the Company's investments in below investment grade fixed maturity securities amounted to $55.0 million.

   The Company has investments in commercial and agricultural mortgage loans and real estate. The locations of property collateralizing mortgage loans and real estate investment carrying values at December 31, 2000 and 1999 are as follows ($ in millions):

                      2000          1999
                  ------------  ------------
Geographic Region
West............. $ 35.5  29.2% $ 58.9  34.3%
Southeast........   40.9  33.7    45.4  26.4
Mountain.........   23.9  19.6    28.4  16.5
Southwest........    4.8   3.9    14.3   8.3
Midwest..........    8.7   7.2    14.2   8.3
Northeast........    7.8   6.4    10.7   6.2
                  ------ -----  ------ -----
       Total..... $121.6 100.0% $171.9 100.0%
                  ====== =====  ====== =====

   The states with the largest concentrations of mortgage loans and real estate investments at December 31, 2000 are: District of Columbia, $27.9 million (23.0%); California, $17.1 million (14.1%); Washington, $10.7 million (8.8%);
Idaho, $9.6 million (7.9%); New York, $7.8 million (6.4%); Oregon, $7.7 million (6.3%); Arizona, $6.5 million (5.3%); and Missouri, $6.3 million (5.2%).

   As of December 31, 2000 and 1999, the real estate and mortgage loan portfolio by property type were as follows ($ in millions):

                        2000          1999
                    ------------  ------------
Property Type
Agricultural....... $ 67.1  55.3% $112.2  65.3%
Office buildings...   42.0  34.5    46.9  27.3
Hotel..............    5.4   4.4     5.3   3.1
Industrial.........    2.4   2.0     2.3   1.3
Retail.............    1.7   1.4     2.0   1.2
Other..............    1.6   1.3     1.8   1.0
Apartment buildings    1.4   1.1     1.4   0.8
                    ------ -----  ------ -----
       Total....... $121.6 100.0% $171.9 100.0%
                    ====== =====  ====== =====

12.  Commitments and Contingencies:

   Since late 1995 a number of purported class actions have been commenced in various state and federal courts against the Company alleging that it engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies from the early 1980s through the mid 1990s. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (e.g., breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and violation of state insurance and/or deceptive business practice laws). Plaintiffs in these cases seek primarily equitable relief (e.g., reformation, specific performance, mandatory injunctive relief prohibiting MONY from canceling policies for failure to make required premium

                    MONY LIFE INSURANCE COMPANY OF AMERICA
payments, imposition of a constructive trust and creation of a claims resolution facility to adjudicate any individual issues remaining after resolution of all class-wide issues) as opposed to compensatory damages, although they also seek compensatory damages in unspecified amounts and, if they were to succeed at trial, the equitable remedies they seek could result in significant expense to the Company. The Company has denied any wrongdoing and has asserted numerous affirmative defenses.

   On June 7, 1996, the New York State Supreme Court certified one of those cases, Goshen v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America (now known as DeFilippo, et al v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company), the first of the class actions filed, as a nationwide class consisting of all persons or entities who have, or at the time of the policy's termination had, an ownership interest in a whole or universal life insurance policy issued by the Company that was allegedly sold on a "vanishing premium" basis during the period January 1, 1982 to December 31, 1995. On March 27, 1997, the Company filed a motion to dismiss or, alternatively, for summary judgment on all counts of the complaint. All of the other putative class actions have been consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of Massachusetts and/or are being held in abeyance pending the outcome of the Goshen case.

   On October 21, 1997, the New York State Supreme Court granted the Company's motion for summary judgement and dismissed all claims filed in the Goshen case against the Company. On December 20, 1999, the New York State Court of Appeals affirmed the dismissal of all but one of the claims in the Goshen case (a claim under New York's General Business Law), which has been remanded back to the New York State Supreme Court for further proceedings consistent with the opinion. The New York State Supreme Court has subsequently reaffirmed that, for purposes of the remaining New York General Business Law claim, the class is now limited to New York purchasers only, and has further held that the New York General Business Law claims of all class members whose claims accrued prior to November 29, 1992 are barred by the applicable statute of limitations. The Company intends vigorously to defend that litigation. There can be no assurance that the present or future litigation relating to sales practices will not have a material adverse effect on the Company.

   In addition to the matters discussed above, the Company is involved in various other legal actions and proceedings (some of which involved demands for unspecified damages) in connection with its business. In the opinion of management, any additional liabilities for resolution of contingent liabilities, income taxes and other matters beyond that recorded in the financial statements as of December 31, 2000 will not have a material adverse effect on the Company's financial position or results of operations.

   Insurance companies are subject to assessments up to statutory limits, by state guaranty funds for losses of policyholders of insolvent insurance companies. In the opinion of management, such assessments will not have a material adverse effect on the financial position and the results of operations of the Company.

   At December 31, 2000, the Company had commitments to issue $4.8 million of fixed rate agricultural loans with periodic interest rate reset dates. The initial interest rates on such loans range from approximately 7.535% to 8.20%. There were no outstanding commitments for private fixed maturity securities or commercial mortgages as of December 31, 2000.

13.  Statutory Financial Information and Regulatory Risk-Based Capital:

   Statutory net income (loss) reported by the Company for the years ended December 31, 2000, 1999 and 1998 was $(35.9) million, $(18.2) million and $11.1 million, respectively. The combined statutory surplus of the Company as of December 31, 2000 and 1999 was $152.6 million and $140.2 million, respectively.

   In March 2000, the National Association of Insurance Commissioners ("NAIC") adopted Codification. Codification represents a new statutory accounting framework that has resulted in substantive changes to the 2001 NAIC Accounting Practices and Procedures Manual. This new framework must be applied in preparing statutory basis financial statements for all periods subsequent to December 31, 2000. In addition, the use of permitted practices is still allowed, however, any accounting differences

                    MONY LIFE INSURANCE COMPANY OF AMERICA
from codified accounting principles must be disclosed and quantified in the footnotes to audited statutory financial statements and in the Annual Reports filed by insurance companies with the various state insurance departments.

   In April 2000, MONY Life's state of domicile, Arizona, adopted codification in its entirety.

   Management has determined that the effect of applying codified accounting principles will not be material to the statutory net income and surplus of MLOA.

   Each insurance company's state of domicile imposes minimum risk-based capital requirements. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the Company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company exceeded the minimum risk-based capital requirements.

   As part of their routine regulatory oversight, the Arizona State Insurance Department is currently conducting its examination of the Company for each of the three years in the period ended December 31, 1999.

                                    PART C

                               OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

   (a) Financial Statements for:

      (1) MONY Life Insurance Company of America:

      (a) Report of Independent Accountants;

      (b) Balance sheets as of December 31, 2000 and 1999;

      (c) Statements of income and comprehensive income for the years ended December 31, 2000, 1999, and 1998;

      (d) Statements of changes in shareholder's equity for the years ended December 31, 2000, 1999, and 1998;

      (e) Statements of cash flows for the years ended December 31, 2000, 1999, and 1998;

      (f) Notes to financial statements.

   (b) Exhibits

      (1) Resolutions of Board of Directors of MONY Life Insurance Company of America ("Company") authorizing the establishment of MONY America Variable Account A ("Variable Account"), adopted March 27, 1987, filed as Exhibit 1 of Registration Statement Nos. 33-14362 and 811-5166, dated May 18, 1987, is incorporated herein by reference.

      (2) Not applicable.

      (3)(a) Distribution Agreement among MONY Life Insurance Company of America, MONY Securities Corporation, and MONY Series Fund, Inc., filed as
   Exhibit 3(a) of Post-Effective Amendment No. 3, dated February 28, 1991, to Registration Statement No. 33-20453, is incorporated herein by reference.

      (b) Specimen Agreement with Registered Representatives, filed as Exhibit 3(b) of Pre-Effective Amendment No. 1, dated December 17, 1990, to Registration Statement Nos. 33-37722 and 811-6216, is incorporated herein by reference.

      (c) Specimen Agreement (Career Contract) between the Company and selling agents, filed as Exhibit 3(c) of Pre-Effective Amendment No. 1, dated October 26, 1987, to Registration Statement Nos. 33-14362 and 811-5166, is incorporated herein by reference.

      (d) Specimen commission schedule (Career Contract Schedule) filed as
   Exhibit 1.(3) (c) to Pre-Effective Amendment No. 1 dated December 7, 2001 to Registration Statement on Form S-6 (Registration Nos. 333-72596 and 811-4235), is incorporated herein by reference.

      (4) Form of Flexible Payment Variable Annuity Contract is filed herein as Exhibit (5) (a).

      (5) Form of application for Flexible Payment Variable Annuity Contract is filed herein as Exhibit (5) (b) .

      (6) Articles of Incorporation and By-Laws of the Company, filed as Exhibits 6(a) and 6(b), respectively, of Registration Statement No. 33-13183, dated April 6, 1987, is incorporated herein by reference.

      (7) Not applicable.

      (8) (a) Fund Participation Agreement among Enterprise Accumulation Trust, MONY Life Insurance Company of America and MONY Life Insurance Company, filed as Exhibit 8(a) to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 dated April 18, 2001 (Registration Nos. 333-72259 and 811-6216), is incorporated herein by reference.

      (b) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Retirement System Investors Inc., as sub-adviser, filed as Exhibit (d)(iii) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

      (c) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and 1740 Advisers, Inc., as sub-adviser, filed as Exhibit (d)(v) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

      (d) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Marsico Capital Management, LLC, as sub-adviser, filed as Exhibit (d)(vi) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.

      (e) Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Montag & Caldwell, Inc., as sub-adviser, filed as Exhibit (d)(ii) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

      (f) Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and TCW Investment Management Company, as sub-adviser, filed as Exhibit (d)(iv) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.

      (g) Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and William D. Witter, Inc., as sub-adviser, filed as Exhibit (d)(vii) to Post-Effective Amendment No. #17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

      (h) Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and GAMCO Investors, Inc., as sub-adviser, filed as Exhibit (d)(viii) to Post-Effective Amendment No. #17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

      (i) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Vontobel USA Inc., as sub-adviser, filed as Exhibit (d)(ix) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 2000.

      (j) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Caywood-Scholl Capital Management, as sub-adviser, filed as Exhibit (d)(xi) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

      (k) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and OpCap Advisors, as sub-adviser, filed as Exhibit (d)(xv) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.

      (l) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Sanford C. Bernstein & Co., Inc., as sub-adviser,filed as Exhibit (d)(xvi) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.

      (m) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Fred Alger Management, Inc., as sub-adviser, filed as Exhibit (d)(xiii) to Post-Effective Amendment No. 18 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 28, 1999.

      (9) Opinion and Consent of Arthur D. Woods, Vice President-Variable Products and Broker-Dealer Operations Counsel, MONY Life Insurance Company, as to the legality of the securities being registered, filed as Exhibit (9) to Registration Statement (Registration Nos. 333-72632 and 811-5166) dated November 1, 2001 is incorporated herein by reference.

      (10) Consent of PricewaterhouseCoopers LLP, Independent Accountants for MONY Life Insurance Company of America, is filed herewith as Exhibit (10).

      (11) Not applicable.

      (12) Not applicable.

Item 25.  Directors and Officers of the Depositor

       Name                  Position and Offices with Depositor
       ----                  -----------------------------------
Michael I. Roth.... Director, Chairman and Chief Executive Officer
Samuel J. Foti..... Director, President and Chief Operating Officer
Kenneth M. Levine.. Director and Executive Vice President
Richard E. Connors. Director
Richard Daddario... Director, Vice President, and Controller
Philip A. Eisenberg Director, Vice President, and Actuary
Margaret G. Gale... Director and Vice President
Charles P. Leone... Director, Vice President and Chief Compliance Officer
Steven G. Orluck... Director and Vice President
Sam Chiodo......... Vice President -- Corporate and Strategic Marketing
William D. Goodwin. Vice President
Evelyn L. Peos..... Vice President and Illustration Actuary
Michael Slipowitz.. Vice President
David S. Waldman... Secretary
David V. Weigel.... Treasurer

   The business address for all officers and directors of MONY America is 1740 Broadway, New York, New York 10019.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

   No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of MONY Life Insurance Company of America, a wholly-owned subsidiary of MONY Life Insurance Company ("MONY").

   The following is a diagram showing all corporations directly or indirectly controlled by or under common control with MONY Life Insurance Company of America, showing the state or other sovereign power under the laws of which each is organized and the percentage ownership of voting securities giving rise to the control relationship. (See diagram on following page.) Omitted from the diagram are subsidiaries of MONY that, considered in the aggregate, would not constitute a "significant subsidiary" (as that term is defined in Rule 8b-2 under Section 8 of the Investment Company Act of 1940) of MONY.

                                  [FLOW CHART]

Item 27.  Number of Contract Owners:

   As of October 16, 2001 MONY America Variable Account A had 74,964 owners of Contracts.

Item 28.  Indemnification

   The By-Laws of MONY Life Insurance Company of America provide, in Article VI as follows:

   SECTION 1. The Corporation shall indemnify any existing or former director, officer, employee or agent of the Corporation against all expenses incurred by them and each of them which may arise or be incurred, rendered or levied in any legal action brought or threatened against any of them for or on account of any action or omission alleged to have been committed while acting within the scope of employment as director, officer, employee or agent of the Corporation, whether or not any action is or has been filed against them and whether or not any settlement or compromise is approved by a court, all subject and pursuant to the provisions of the Articles of Incorporation of this Corporation.

   SECTION 2. The indemnification provided in this By-Law shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

   (a) MONY Securities Corporation ("MSC") is the principal underwriter for MONY Variable Account A, L and S and for MONY America Variable Account L and S.

   (b) The names, titles, and principal business addresses of the officers of MONY and MSC are listed on Schedules A and D of the respective Forms ADV for MONY (Registration No. 801-13564), as filed with the Commission on December 20, 1977 and as amended, and on Schedule A of Form BD for MSC (Registration No. 8-15289) as filed with the Commission on November 23, 1969 and as amended and on the individual officer's Form U-4, the texts of which are hereby incorporated by reference.

   (c) No commissions or other compensation was received by the principal underwriter, directly or indirectly, from MONY America Variable Account A during fiscal year 2000.

Item 30.  Location of Accounts and Records

   Accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by MONY Life Insurance Company of America, in whole or in part, at its principal offices at 1740 Broadway, New York, New York 10019 or at its Operations Center at 1 MONY Plaza, Syracuse, New York 13202.

Item 31.  Management Services

   Not applicable.

Item 32.  Undertakings

   (a) Registrant hereby undertakes to file post-effective amendments to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

   (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

   (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                   REPRESENTATIONS RELATING TO SECTION 26 OF
                      THE INVESTMENT COMPANY ACT OF 1940

   Registrant and MONY Life Insurance Company of America represent that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by MONY Life Insurance Company of America.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, MONY America Variable Account
A, has duly caused Pre-Effective Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York and the State of New York, on this 15th day of January, 2002 and Registrant hereby certifies that the requirements of Rule 485 have been met.


                                          MONY AMERICA VARIABLE ACCOUNT
                                            A (Registrant)

                                          MONY Life Insurance Company of
                                            America (Depositor)

                                                    /s/  MICHAEL I. ROTH
                                          By: _______________________________
                                                 Michael I. Roth, Director,
                                              Chairman of the Board, and Chief
                                                     Executive Officer


   Pursuant to the requirements of the Securities Act of 1933, Pre-Effective Amendment No. 2 to this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.



                           Signature                              Date
                           ---------                              ----

                     /s/  MICHAEL I. ROTH                   January 15, 2002
    -------------------------------------------------------
                        Michael I. Roth
             Director, Chairman of the Board, and
                    Chief Executive Officer

                      /s/  SAMUEL J. FOTI                   January 15, 2002
    -------------------------------------------------------
                        Samuel J. Foti
       Director, President, and Chief Operating Officer

                     /s/  RICHARD DADDARIO                  January 15, 2002
    -------------------------------------------------------
                       Richard Daddario
           Director, Vice President, and Controller
         (Principal Financial and Accounting Officer)

                    /s/  KENNETH M. LEVINE                  January 15, 2002
    -------------------------------------------------------
                       Kenneth M. Levine
             Director and Executive Vice President

                     /s/  MARGARET G. GALE                  January 15, 2002
    -------------------------------------------------------
                       Margaret G. Gale
                  Director and Vice President
    \Director, Vice President, and Chief Compliance Officer

                     /S/  STEVEN G. ORLUCK                  January 15, 2002
    -------------------------------------------------------
                       Steven G. Orluck
                  Director and Vice President

                    /s/  RICHARD E. CONNORS                 January 15, 2002
    -------------------------------------------------------
                      Richard E. Connors
                           Director

                                 EXHIBIT INDEX

   Exhibit No.                          Description
   -----------                          -----------

      (10).... Consent of PricewaterhouseCoopers LLP, Independent Accountants

                                      1